      As filed with the Securities and Exchange Commission on October 28, 2010



                                                     Registration No. 333-166664
                                                                       811-07798



                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    Form N-6

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      ( X )


                         Pre-Effective Amendment No. 1                    ( X )


                                       and

                        REGISTRATION STATEMENT UNDER THE                  ( X )
                         INVESTMENT COMPANY ACT OF 1940


                                Amendment No. 69                          ( X )



                  NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                           (Exact Name of Registrant)

                           NEW YORK LIFE INSURANCE AND
                               ANNUITY CORPORATION
                               (Name of Depositor)

                   51 Madison Avenue, New York, New York 10010
               (Address of Depositor's Principal Executive Office)

                  Depositor's Telephone Number: (212) 576-7000

                         Charles F. Furtado, Jr., Esq.
                 New York Life Insurance and Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010
                     (Name and Address of Agent for Service)

                                    Copy to:

        Stephen E. Roth, Esq.                    Thomas F. English, Esq.
        Sutherland Asbill & Brennan LLP          Senior Vice President
        1275 Pennsylvania Avenue, NW             and Chief Insurance Counsel
        Washington, DC  20004-2415               New York Life Insurance Company
                                                 51 Madison Avenue
                                                 New York, New York  10010




It is proposed that this filing will become effective:

[ ] immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ] on ___________ pursuant to paragraph (b) of Rule 485.

[ ] 60 days after filing pursuant to paragraph (a)(i) of Rule 485.

[ ] on ___________ pursuant to paragraph (a)(i) of 485.

If appropriate, check the following box:

[ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities being Registered: Units of Interest in a Separate Account under New York Life Lifetime Wealth Variable Universal Life Policy

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

              NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE




                          PROSPECTUS-DECEMBER 31, 2010




     A FLEXIBLE PREMIUM LIFE INSURANCE CONTRACT OFFERED TO INDIVIDUALS UNDER

                NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

         Please use one of the following addresses for service requests:

REGULAR MAIL   NYLIAC                                     EXPRESS MAIL   NYLIAC
               Variable Products Service Center                          Variable Products Service Center
               Madison Square Station                                    51 Madison Avenue
               P.O. Box 922                                              Room 251
               New York, NY 10159                                        New York, NY 10010



                            Telephone: 1-800-598-2019

     You must send subsequent premium payments and loan repayments to us at:

REGULAR MAIL   NYLIAC                                    EXPRESS MAIL   NYLIAC, Suite 3021
               75 Remittance Drive, Suite 3021                          c/o The Northern Trust Bank
               Chicago, IL 60675-3021                                   350 North Orleans Street
                                                                        Receipt & Dispatch, 8th Floor
                                                                        Chicago, IL 60654




     This prospectus describes an individual flexible premium variable universal life insurance policy issued by New York Life Insurance and Annuity Corporation ("NYLIAC.") The New York Life Lifetime Wealth Variable Universal Life insurance policy insures one person and pays a death benefit upon that person's death. In this prospectus, the words "we," "our" or "us" refer to NYLIAC and the words "you" or "your" refer to the policyowner. (See "Definitions" for more information). If you already own a life insurance policy, it may not be to your advantage to replace your policy with the policy described in this prospectus. And, it may not be to your advantage to borrow money to purchase this policy or to take withdrawals from another policy you own to make premium payments under this policy.


     The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. Policies have risks including risk of loss of the amount invested. Policies are not deposits of, or guaranteed or endorsed by, any bank and are not federally insured by the FDIC, Federal Reserve Board, or any other agency.

     This life insurance policy is not considered an offering in any jurisdiction where such an offering may not be lawfully made. We do not authorize any information or representations regarding the offering described in this prospectus and the Statement of Additional Information ("SAI") other than as contained in these materials or any attached supplements to them, or in any supplemental sales material we authorize.

                                TABLE OF CONTENTS



                                            PAGE
                                            ----
Summary of Benefits and Risks...........       4
  Benefits..............................       4
  Risks.................................       6
Table of Fees and Expenses..............       9
  Transaction Fees......................       9
  Periodic Charges Other Than Funds'
     Operating Expenses.................      10
  Funds' Annual Operating Expenses......      12
  Fund Annual Expenses..................      12
Definitions.............................      14
Management and Organization.............      16
  Insurer...............................      16
  Your Policy...........................      16
     State Variations...................      16
  About the Separate Account............      16
  Our Rights............................      17
  The Fixed Account and DCA Plus
     Account............................      17
  How to Reach Us for Policy Services...      17
     Virtual Service Center and
       Interactive Voice Response
       System...........................      18
     VSC................................      18
     IVR................................      19
     Registered Representative and
       Investment Adviser Actions.......      19
  Funds and Eligible Portfolios.........      20
  Investment Adviser....................      24
  Investment Return.....................      25
  Voting................................      25
Charges Associated with the Policy......      25
  Deductions from Premiums..............      26
     Sales Expense Charge...............      26
     State Premium Tax Charge...........      27
     Federal Tax Charge.................      27
  Deductions from Cash Value............      27
     Monthly Contract Charge............      27
     Charge for Cost of Insurance
       Protection.......................      28
     Monthly per Thousand Face Amount
       Charge...........................      28
     Rider Charges......................      28
     Expense Allocation.................      28
  Separate Account Charges..............      29
     Mortality and Expense Risk Charge..      29
     Monthly Asset Allocation Access
       Charge...........................      29
     Charges for Federal Income Taxes...      29
     Fund Charges.......................      29
  Transaction Charges...................      30
     Partial Surrender Fee..............      30
     Transfer Fee.......................      30
  Loan Charges..........................      30
  Rider Charges.........................      30
Description of the Policy...............      30
  The Parties...........................      30
     Policyowner........................      30
     Insured............................      31
     Beneficiary........................      31
  The Policy............................      31
     Policy Premiums....................      32
     Cash Value.........................      32
     Alternative Cash Surrender Value...      32
  Investment Divisions, the Fixed
     Account and DCA Plus Account.......      32
     Amount in the Separate Account.....      32
     Asset Allocation and Investment
       Advisory Services................      33
     Amount in the Fixed Account and DCA
       Plus Account.....................      33
     Transfers Among Investment
       Divisions, the Fixed Account and
       DCA Plus Account.................      34
  Limits on Transfers...................      35
  Options Available at No Additional
     Charge.............................      37
     Dollar Cost Averaging..............      37
     Dollar Cost Averaging Plus
       Account..........................      37
     Automatic Asset Reallocation.......      37
     Interest Sweep.....................      38
     Expense Allocation.................      38
     Upromise Account Rider.............      38
  Additional Benefits through Riders and
     Options............................      38
  Maturity Date.........................      40
  Tax-Free "Section 1035" Insurance
     Policy Exchanges...................      41
  24-Month Exchange Privilege...........      41
Premiums................................      42
  Planned Premium.......................      42
  Unplanned Premium.....................      42
  Risk of Minimally Funded Policies.....      43
  Timing and Valuation..................      43
  Free Look.............................      43
  Premium Payments......................      44
  Premium Payments Returned for
     Insufficient Funds.................      44
Policy Payment Information..............      45
  When Life Insurance Coverage Begins...      45
  Changing the Face Amount of Your
     Policy.............................      45
  Policy Proceeds.......................      46
  Payees................................      46
  When We Pay Policy Proceeds...........      46
  Death Claims..........................      47
  Electing or Changing a Payment
     Option.............................      48
  Life Insurance Benefit Options........      48
     Changing Your Life Insurance
       Benefit Option...................      49

                                            PAGE
                                            ----
Additional Policy Provisions............      50
  Limits on Our Rights to Challenge Your
     Policy.............................      50
  Suicide...............................      50
  Misstatement of Age or Gender.........      51
  Assignment............................      51
Surrenders..............................      51
  Partial Surrenders....................      51
     Amount Available for a Partial
       Surrender........................      51
     Requesting a Partial Surrender.....      51
     Periodic Partial Withdrawals.......      52
     The Effect of a Partial Surrender..      52
  Full Surrenders.......................      53
     Cash Surrender Value...............      53
     Alternative Cash Surrender Value...      53
     Requesting a Surrender.............      54
     When the Surrender is Effective....      54
Loans...................................      55
  Your Policy as Collateral for a Loan..      55
  Loan Interest.........................      55
  Interest on the Cash Value Held as
     Collateral.........................      55
  When Loan Interest is Due.............      56
  Loan Repayment........................      56
  Excess Loan Condition.................      56
  The Effect of a Policy Loan...........      56
Termination and Reinstatement...........      57
  Late Period...........................      57
  No-Lapse Guarantee....................      57
  Reinstatement Option..................      57
Distribution and Compensation
  Arrangements..........................      58
Federal Income Tax Considerations.......      59
  Our Intent............................      59
  Tax Status of NYLIAC and the Separate
     Account............................      60
  Charges for Taxes.....................      60
  Diversification Standards and Control
     Issues.............................      60
  Life Insurance Status of the Policy...      61
  IRC Section 101(j)--Impact of
     Employer-Owned Policies............      61
  Modified Endowment Contract Status....      62
  Status of The Policy After the Insured
     is Age 95..........................      63
  Policy Surrenders and Partial
     Withdrawals........................      63
  3.8 Percent Medicare Tax on Certain
     Investment Income..................      63
  Policy Loans and Interest Deductions..      64
  Corporate Owners......................      64
  Exchanges or Assignments of Policies..      64
  Reasonableness Requirement for
     Charges............................      64
  Living Benefits Rider.................      65
  Overloan Protection Rider.............      65
  Policy-Related Asset Allocation and
     Investment Advisory Services.......      65
  Other Tax Issues......................      65
  Withholding...........................      65
Legal Proceedings.......................      66
Records and Reports.....................      66
Financial Statements....................      67
State Variations........................      67
Appendix A--Illustrations...............     A-1
Obtaining Additional Information........      68




     The New York Life Lifetime Wealth Variable Universal Life Prospectus and Statement of Additional Information are posted on our corporate website, www.newyorklife.com.

                          SUMMARY OF BENEFITS AND RISKS

     The following is a brief summary of certain features of New York Life Lifetime Wealth Variable Universal Life ("LWVUL") insurance policy. Many benefits of LWVUL have a corresponding risk, and both benefits and risks should be considered before you purchase a policy. More complete and detailed information regarding these features is discussed later in this prospectus and in the SAI.

                                    BENEFITS

PROTECTION

     The policy offers you the protection of permanent life insurance that can, over time, become a valuable asset.

     The policy provides permanent life insurance coverage with the potential for tax-deferred Cash Value (as defined below) accumulation. Your premium payments, less any applicable charges, are added to the Investment Divisions, the Fixed Account and/or the DCA Plus Account according to your instructions. The Cash Value of the policy is based on:

       -- the amount in and performance of each Investment Division of the Separate Account;

       -- the amount in and rate of interest credited to the Fixed Account and/or the DCA Plus Account; and

       -- the charges we deduct.

     With the policy, you have the potential for higher rates of return and Cash Value accumulation than with a fixed-rate life insurance policy.

FLEXIBLE PREMIUMS

     Policy premium payments are flexible; you can select the time and amount of premium you pay, within limits. Other than the required initial minimum premium payment, premium payments can vary depending on individual policy specifics (age, gender, coverage amount, underwriting classification). Since the potential Cash Value growth can be used to supplement retirement income, this policy is designed to offer the best potential benefit when funded for at least ten years at or near the guideline annual premium. As long as the Cash Surrender Value is sufficient to cover the policy's monthly deductions, you can increase, decrease, or stop making payments to meet your changing needs. See "Definitions" for an explanation of Cash Surrender Value.

TEN-YEAR NO-LAPSE GUARANTEE

     The policy offers a no-lapse guarantee. This ensures that your policy will remain in effect during the first ten Policy Years (the "guarantee period"), provided that your policy premium payments satisfy the minimum premium test. See "Termination and Reinstatement--No-Lapse Guarantee" for information on premiums required to pass the test. This benefit prevents your policy from lapsing for ten years, regardless of your account performance. The guarantee period will end before the tenth policy anniversary if your premium payments do not pass the minimum monthly premium test. In the one hundred and twenty-first month, if there is insufficient Cash Surrender Value to cover the current and any deferred monthly charges, you will be sent a notice of payment due. If that amount is not paid, the policy will lapse.

LIQUIDITY THROUGH LOANS

     The policy allows you to access your policy's Cash Value through loans. Your policy value will be used as collateral to secure any policy loan. You can borrow an amount up to the loan value of your policy. The loan value of your policy is discussed more fully in the section below entitled "Loans."

LIQUIDITY THROUGH PARTIAL SURRENDERS


     You can also request a partial surrender from your policy for an amount up to the Cash Surrender Value of your policy. Partial surrenders will reduce the policy's Cash Value and the Alternative Cash Value and can reduce your Life Insurance Benefit. If a partial surrender would cause the policy's Face Amount to fall below its minimum Face Amount, we reserve the right to require a full surrender. A partial surrender fee may be assessed on the withdrawal. Partial surrenders can result in a taxable event. Also note that certain partial surrender requests must be made in writing and sent to NYLIAC's Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of this prospectus. (See "Surrenders--Partial Surrenders--Requesting a Partial Surrender.")



ALTERNATIVE CASH SURRENDER VALUE



     This policy can be surrendered within the first ten years for the Alternative Cash Surrender Value. (See "Definitions" for an explanation of Alternative Cash Surrender Value). The Alternative Cash Surrender Value equals the Cash Surrender Value plus the ACSV Benefit.


INVESTMENT DIVISION OPTIONS

     This policy offers you a choice of investment options, including 45 Investment Divisions, the Fixed Account and the DCA Plus Account. You can choose a maximum of 21 investment options for the allocation of net premium payments or for the transfer of Cash Value from among the available Investment Divisions, the Fixed Account, and/or the DCA Plus Account. Transfers among the Investment Divisions can be made tax-free, within the limits described in this prospectus. You can change the Investment Divisions in which you invest throughout the life of the policy.

CHANGE THE AMOUNT OF COVERAGE


     With the policy, you are able to increase or decrease the policy's Face Amount. In order to request a decrease of the policy's Face Amount, you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. (See "Policy Payment Information--Changing the Face Amount of Your Policy".) You may request an increase of the policy's Face Amount by contacting your registered representative or by submitting a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. Any increase to the policy's Face Amount is subject to underwriting and our approval, except those applied for under the Pre-Approved Increase Rider. (See "Description of the Policy -- Additional Benefits Through Riders and
Options -- Pre-Approved Increase Rider" for details.) Contestability and suicide provisions will apply to any increased portion of coverage that is underwritten beginning on the effective date of the increase. Increases in the Face Amount will also result in additional cost of insurance charges and a new seven-year testing period for modified endowment contract status. Increases may result in an increase to the Target Premium. We can limit any increase in the Face Amount of your policy. No increases to Face Amount will be in allowed in the first policy year or if the insured is older than 80. Under certain circumstances, it may be advantageous to purchase additional term insurance rather than increasing the Face Amount of your policy.


     You also have the opportunity to apply for additional Face Amount increases without underwriting, subject to our recommendation, during the first 20 Policy Years (except the first) or until the Insured is 65 years old, whichever is earlier, if you have elected the Pre-Approved Increase Rider. (See "Description of the Policy -- Additional Benefits Through Riders and Options -- Pre-Approved Increase Rider" for details.)

THREE LIFE INSURANCE BENEFIT OPTIONS

     The policy offers different Life Insurance Benefit options that allow you to select the insurance plan that best meets your needs. These options allow you to determine how the Life Insurance Benefit will be calculated.

       -- Option 1--a level benefit equal to your policy's Face Amount.

       -- Option 2--a benefit that varies and equals the sum of your policy's
          Face Amount and Cash Value.

       -- Option 3--a benefit that varies and equals the sum of your policy's
          Face Amount and the Adjusted Total Premium.


     Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--IRC
Section 101(j)--Impact on Employer-Owned Policies" for more information.


AUTOMATED INVESTMENT FEATURES

     There are four administrative features available to help you manage the policy's Cash Value and to adjust the investment allocation to suit changing needs. These features are: Automatic Asset Reallocation, Dollar Cost Averaging, Expense Allocation, and Interest Sweep.

DOLLAR COST AVERAGING PLUS

     At policy issue, you may elect Dollar Cost Averaging Plus ("DCA Plus Account") which allows you to set up dollar cost averaging using the DCA Plus Account when a premium payment during the first policy year is made.

OPTIONAL RIDERS

     The policy offers additional insurance coverage and other benefits through several optional riders. Certain riders have costs associated with them.

A HIGHLY-RATED COMPANY

     New York Life Insurance and Annuity Corporation ("NYLIAC") is a subsidiary of New York Life Insurance Company ("NYLIC"). NYLIC has more than 160 years of experience in the offering of insurance products. NYLIAC is a highly-rated insurer. Ratings reflect only NYLIAC's General Account, are applicable to the Fixed Account and DCA Plus Account, and are not applicable to the Investment Divisions, which are not guaranteed. NYLIAC's obligations under the policy are subject to its claims-paying ability, and are not backed or guaranteed by NYLIC.

                                      RISKS

INVESTMENT RISK


     While a variable policy has the potential for a higher rate of return than with a fixed rate policy, investment returns on the assets in the Separate Account may decline in value, and you can lose principal. Each Investment Division has its own investment objectives and investment strategy. We do not guarantee the investment performance of the Investment Divisions, which involve varying degrees of risk. Your premium and Cash Value allocation choices (including those made on your behalf by the Investment Adviser) should be consistent with your personal investment objective and your risk tolerance. You bear all the investment risk for your allocation choices. The policy is designed to be long-term life insurance coverage. It is not suitable as a short-term investment.


RISK OF LAPSE (ESPECIALLY ON MINIMALLY-FUNDED POLICIES)

     Your policy can lapse even if you pay all of the planned premiums on time. When a policy lapses, it has no value, and no benefits are paid upon the death of the insured. Your policy involves risks, including the potential risk of loss of the principal invested. Note that termination and lapse have the same meaning and effect.

     A policy that has a Cash Surrender Value just sufficient to cover monthly deductions and charges, or that is otherwise minimally funded, is more likely to be unable to maintain its Cash Surrender Value due to market fluctuation and other performance related risks. To continue to keep your policy in force when the no-lapse guarantee period ends, premium payments significantly higher than the premium necessary to maintain the no-lapse guarantee benefit may be required. In addition, by paying only the minimum required monthly premium for the no lapse guarantee, you may forego the opportunity to build up significant Cash Value in the policy. When determining the amount of your initial premium, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations.

POTENTIAL FOR INCREASED CHARGES

     The actual charges deducted are current charges on your policy. However, we have the right to increase those charges at any time up to the amount shown in your policy as the guaranteed maximum charges. In addition, we may increase the amount we deduct as a federal or state premium tax charge to reflect changes in tax law. Actual charges will never exceed the stated guaranteed charges. (See "Table of Fees and Expenses" for more information.)

RISK OF LAPSE FROM POLICY LOANS

     The larger the loan becomes relative to the policy's Cash Surrender Value, the greater the risk that the policy's remaining Cash Surrender Value will not be sufficient to support the policy's charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing. Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan.

     A loan, repaid or not, has a permanent effect on your Cash Surrender Value. The effect could be favorable, if the Investment Divisions earn less than the interest rate credited on the loan amount in the Fixed Account, or unfavorable, if the Investment Divisions earn more. The longer a loan is outstanding, the greater the effect on your Cash Value. If it is not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be paid.

     Unless your policy qualifies as a modified endowment contract, policy loans are not taxable. However, if loans taken, including unpaid loan interest, exceed the premiums paid, a policy surrender or lapse will result in a taxable event for you. If a policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you.

TAX RISKS


     The section of this prospectus entitled "Federal Income Tax Considerations" describes a number of tax issues that may arise in connection with the policy. These risks include: (1) the possibility that the Internal Revenue Service ("IRS") may interpret the rules that apply to variable life insurance contracts in a manner that could result in you being treated as the owner of your policy's pro rata portion of the assets of the Separate Account; (2) the possibility that the IRS may take the position that the policy does not qualify as life insurance for tax purposes; (3) the possibility that, as a result of policy transactions, including the payment of premiums or increases or decreases in policy benefits, the policy may be treated as a modified endowment contract for federal income tax purposes, with special rules that apply to policy distributions, including loans; (4) in general, the possibility that the policy may not qualify as life insurance under the federal tax law after the insured becomes age 95 and that the owner may be subject to adverse tax consequences at that time; (5) whether and to what extent the Life Insurance Benefit may be received on a tax-free basis in the case of employer-owned life insurance contracts; and (6) the potential that corporate ownership of a policy may affect the owner's exposure to the corporate alternative minimum tax.



     There is a possibility that the IRS may treat the preferred loan interest spread which begins in Policy Year 21 as a taxable distribution.


PORTFOLIO RISKS

     A discussion of the risks of allocating Cash Value to each of the Investment Divisions can be found in the corresponding Fund's prospectus.

POTENTIALLY HARMFUL TRANSFER ACTIVITY


     This policy is not designed as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners. We have limitations and restrictions on transfer activity. (See "Description of the Policy--Limits on Transfers" for more information.) We cannot guarantee that these limitations and restrictions will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:


       -- Portfolio management decisions driven by the need to maintain higher than normal liquidity or the inability to sustain an investment objective

       -- increased administrative and Fund brokerage expenses

       -- dilution of the interests of long-term investors.

     An underlying Fund portfolio may reject any order from us if it suspects potentially harmful transfer activity, thereby preventing us from implementing your request for a transfer. (See "Description of the Policy--Limits on Transfers" for more information on the risks of frequent trading.)

                           TABLE OF FEES AND EXPENSES

     The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the LWVUL. The first table describes the fees and expenses that you will pay when you make a premium payment, surrender the policy, or transfer Cash Value between investment options.

                                TRANSACTION FEES



                              WHEN CHARGE IS
CHARGE                           DEDUCTED                      AMOUNT DEDUCTED
------                        --------------                   ---------------
Sales Expense Charge       When premium payment     Guaranteed maximum: 4.75% of
  for premiums paid up     is applied               premiums paid
  to Target Premium 1                               Current: 0.00% of premiums paid
Sales Expense Charge       When premium payment     Guaranteed maximum: 8.75% of
  for premiums paid        is applied               premiums paid(1)
  over Target Premium                               Current: 8.75% of premiums paid(2)
  1 and up to Target
  Premium 2
Sales Expense Charge       When premium payment     Guaranteed maximum: 8.75% of
  for premiums paid        is applied               premiums paid(1)
  over Target Premium                               Current: 8.75% of premiums paid(2)
  2
Tax Charges:               When premium payment     All taxes may vary over time.
                           is applied               Guaranteed maximums are subject to
                                                    tax law changes.
  State Premium Tax                                 Current: 2% of premiums paid
Charge
  Federal Tax Charge
    - Non-Qualified                                 Current: 1.25% of premiums paid
  Policy

Surrender Charges

  -   Partial              At time of partial       Guaranteed maximum: $25(3)
      Surrender Fee        surrender                Current: $0

Transfer Charge            At time of transfer      Guaranteed maximum: $30 per transfer
                                                    after 12 transfers in a Policy Year
                                                    may be imposed
                                                    Current: $0






1 Guaranteed sales expense charges for premiums paid over Target Premium 1 and up to Target Premium 2 and for premiums paid over Target Premium 2 are both reduced to 1.75% in Policy Years 8 and beyond.




2 Current sales expense charge for premiums paid over Target Premium 1 and up to Target Premium 2 and for premiums paid over Target Premium 2 are both reduced to 0.00% in Policy Years 8 and beyond.


3 A partial surrender fee is not charged upon a full surrender of the policy.

     The table below describes the fees and expenses that you will pay periodically during the time that you own the policy, excluding the Fund's fees and expenses.

              PERIODIC CHARGES OTHER THAN FUNDS' OPERATING EXPENSES


                             WHEN CHARGE IS
CHARGE                          DEDUCTED                     AMOUNT DEDUCTED
------                       --------------                  ---------------
Monthly Contract           Monthly to Age 95     Guaranteed Maximum $15 per month
  Charge                                         Current: $15 per month(1)


Cost of Insurance          Monthly to Age 95     Guaranteed Maximum: $83.33 per month
  Charge(2)                                      per $1,000 of Net Amount at Risk3

                                                 Guaranteed Minimum: $0.02 per month per
                                                 $1,000 of Net Amount of Risk

                                                 Guaranteed Initial Charge for a
                                                 Male, Age 40, preferred rating:
                                                 $0.12 per month per $1,000 of Net
                                                 Amount of Risk for $250,000 Face Amount

Mortality & Expense        Each Monthly          Guaranteed Maximum: Annual Rate of
  Risk Charge              Deduction Day         0.75% of Separate Account Value

                                                 Current:





Separate Account    Years  Years  Years  Years  Years  Years
Cash Value           1-5    6-10  11-20  21-30  31-35   36+
----------------    -----  -----  -----  -----  -----  -----
(less than)
  $50,000            0.75%  0.75%  0.70%  0.65%  0.60%  0.60%
$50,000-$149,999     0.75%  0.70%  0.60%  0.60%  0.55%  0.55%
$150,000-$249,999    0.75%  0.60%  0.50%  0.40%  0.40%  0.40%
$250,000-$349,999    0.75%  0.60%  0.45%  0.40%  0.30%  0.30%
$350,000-$499,999    0.75%  0.55%  0.40%  0.35%  0.30%  0.25%
$500,000 or
  greater            0.75%  0.50%  0.35%  0.35%  0.25%  0.25%








Per Thousand Face          Monthly to Age 95     Guaranteed Maximum: $1.4883 per $1,000
  Amount Charge(2)                               of Face Amount(4)

                                                 Guaranteed Minimum: $0.0229 per $1,000
                                                 of Face Amount

                                                 Guaranteed Initial Charge for a Male
                                                 Age 40, preferred rating: $0.1136 per
                                                 $1,000 of Face Amount for $250,000 Face
                                                 Amount

                                                 (Initial Charge is based on the issue
                                                 age, gender, class of risk, policy
                                                 duration and Face Amount at issue)
Monthly Asset              Monthly While         Guaranteed Maximum: Annual Rate of
  Allocation Access        Advisory Services     0.75% of the Separate Account Value
  Charge                   Are In Effect         Current: Annual Rate of 0.40% of the
                                                 Separate Account Value
Loan Interest              Monthly (while        Guaranteed 6% annually of the loan
                           loan balance is       balance
                           outstanding)          Current 4% annually of the loan
                                                 balance(5)
RIDERS
  - Pre-Approved           N/A                   No Charge
    Increase Rider

  - Guaranteed Minimum     Monthly until         $0.01 per $1,000 of Face Amount
    Death Benefit          rider expires         coverages of policy and riders(7)
    Rider(6)
  - Life Extension         Monthly beginning     Maximum: 88% of the cost of insurance
    Benefit Rider(2)       at age 85             Minimum: 2% of the cost of insurance
                                                 Representative Insured: (Male, Age 40,
                                                 preferred rating) 56% of the cost of
                                                 insurance

  - Spouse's Paid-Up       N/A                   No Charge
    Insurance
    Purchase Option


  - Monthly Deduction      Monthly until         Maximum: 77% of monthly charges
    Waiver Rider           rider expires
                                                 Minimum: 8% of monthly charges

                                                 Representative insured: (Male, Age 40,
                                                 Preferred) 11% of monthly charges for
                                                 the first policy year.


  - Living Benefits        When you exercise     $150 (one time)
    Rider                  the benefit


  - Overloan               When you exercise     Percentage of Policy Cash Value that
    Protection Rider       the benefit           varies by Attained Age of insured (one
                                                 time)



  - Accidental Death       Monthly until         Maximum: $0.15 per $1,000 of Face
    Benefit Rider          rider expires         Amount

                                                 Minimum: $0.05 per $1,000 of Face
                                                 Amount

                                                 Representative Insured: (Male, Age 45,
                                                 Preferred) $0.06 per $1,000 of Face
                                                 Amount

  - Children's             Monthly until         $0.45 per $1,000 of Face Amount
    Insurance Rider        rider expires



  - Term Insurance on      Monthly until         Guaranteed maximum: $83.33 per $1,000
    Other Covered          rider expires         of Face Amount
    Insured Rider
                                                 Guaranteed minimum: $0.02 per $1,000 of
                                                 Face Amount

                                                 Representative Insured: (Male, Age 45,
                                                 Preferred) $0.12 per $1,000 of Face
                                                 Amount

  - Insurance Exchange     When you exercise     A one time payment may be required upon
    Rider                  the benefit           exercise, depending upon the Cash
                                                 Surrender Value of the existing and new
                                                 policies at the time of exchange.





-------


1 Current monthly contract charges are reduced to $10 in Policy Years 11 and beyond.


2 This cost varies based on characteristics of the Insured and Face Amount. The charge shown may not be representative of the charge you will pay. To obtain more information about particular cost of insurance and other charges as they apply to your policy, please contact your Registered Representative.


3 "Net Amount at Risk" is equal to the Life Insurance Benefit minus the policy's
  Cash Value. See "Policy Payment Information -- Life Insurance Benefit Options" for more information. The cost of insurance shown here does not reflect any applicable flat extra charge, which may be imposed based on our underwriting.


4 Charges of 0.95% are for all Policy Years for insureds rated select preferred and preferred. Current per thousand Face Amount charges for insureds rated select preferred and preferred are 0.45% in Policy Years 1-10 and are reduced to 0.25% in Policy Years 11-20 and to 0.00% in Policy Years 21 and beyond. Guaranteed per thousand Face Amount charges for insureds rated non-smoker, select standard or standard are 1.25% in all Policy Years. Current per thousand Face Amount charges for insureds rated non-smoker are 0.70% in Policy Years 1-10, 0.25% in Policy Years 11-20 and 0.00% in Policy Years 21 and beyond. Current per thousand Face Amount charges for insureds rated select standard or standard are 0.70% in Policy Years 1-10, 0.35% in Policy Years 11-20 and 0.00% in Policy Years 21 and beyond.


5 The current loan interest rate is reduced to 3.00% annually in Policy Years 21 and beyond.


6 This rider is not available under Death Benefit Option 3.


7 In addition to the charge listed above, you must make certain premium payments -- the monthly Guaranteed Minimum Death Benefit (GMDB) premium -- into your policy to keep the rider in force. The amount of the monthly GMDB premium varies by policy and is listed on your Policy Data Page and is subject to change if you modify your policy or attached riders. We perform a GMDB premium test monthly to determine if you have made enough cumulative premium payments to keep the rider in effect. For further information on the monthly GMDB premium, see "Additional Information about the Operation of the Policies -- Additional Benefits Through Riders and
  Options -- Guaranteed Minimum Death Benefit Rider (GMDB)" in the SAI.

     The next table shows the minimum and maximum total operating expenses deducted from Fund assets (before any fee waiver or expense reimbursement) during the year ended December 31, 2009. Fund expenses may be higher or lower in the future. More information concerning each underlying Fund's fees and expenses is contained in the prospectus for each Fund.

     FUNDS' ANNUAL OPERATING EXPENSES (EXPENSES THAT ARE DEDUCTED FROM FUND
                                   ASSETS)(1)

                                                       MINIMUM            MAXIMUM
                                                       -------            -------
Total Annual Fund Companies' Operating
  Expenses(2)..................................         0.10%              7.85%



 (1) Expressed as a percentage of average net assets for the fiscal year ended December 31, 2009. This information is provided by the Funds and their agents. The information is based on 2009 expenses. We have not verified the accuracy of this information.

 (2) Expenses that are deducted from Fund Company assets, including management fees, distribution (12b-1) fees, and other expenses.


                              FUND ANNUAL EXPENSES


                                                   ADVISOR   ADMINISTRATION   12B-1     OTHER
                      FUND                           FEES         FEES         FEES   EXPENSES
                   TOTAL FUND
                     ANNUAL
                   EXPENSE(a)                      -------------------------------------------
----------------------------------------------------------------------------------------------
MainStay VP Cash Management                         0.42%         0.00%       0.06%     0.48%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MainStay VP High Yield Corporate Bond--Initial
  Class                                             0.57%         0.00%       0.05%     0.62%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MainStay VP ICAP Select Equity--Initial Class       0.77%         0.00%       0.05%     0.82%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MainStay VP International Equity--Initial Class     0.89%         0.00%       0.12%(a)  1.01%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MainStay VP Large Cap Growth--Initial Class         0.75%         0.00%       0.06%     0.81%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Alger Capital Appreciation Portfolio--Class I-2
  Shares                                            0.81%         0.00%       0.18%     0.99%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Alliance Bernstein VPS International Value
  Portfolio--Class A Shares                         0.75%         0.00%       0.08%     0.83%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

American Century VP Inflation Protection--Class
  II                                                0.48%         0.25%       0.01%     0.74%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Columbia Small Cap Value Fund, Variable
  Series--Class B Shares                            0.80%         0.25%       0.12%     1.12%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Delaware VIP Diversified Income Series--Standard
  Class                                             0.62%         0.00%       0.11%     0.73%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Delaware VIP Emerging Markets Series--Standard
  Class                                             1.25%         0.00%       0.16%     1.41%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Delaware VIP International Value Equity
  Series--Standard Class                            0.85%         0.00%       0.18%     1.03%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Delaware VIP Value Series--Standard Class           0.65%         0.00%       0.11%     0.76%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Delaware VIP Small Cap Value Series--Standard
  Class                                             0.74%         0.00%       0.11%     0.85%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

DWS Small Cap Index VIP--Class A Shares             0.35%         0.00%       0.21%     0.56%(b)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Contrafund(R)--Initial Class        0.56%         0.00%       0.11%     0.67%(c)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Equity Income--Initial Class        0.46%         0.00%       0.12%     0.58%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Index 500--Initial Class            0.10%         0.00%       0.00%     0.10%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Investment Grade Bond--Initial
  Class                                             0.32%         0.00%       0.13%     0.45%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Mid Cap--Initial Class              0.56%         0.00%       0.12%     0.68%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Fidelity(R) VIP Overseas--Initial Class             0.71%         0.00%       0.17%     0.88%(c)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Invesco V.I. Global Real Estate Fund--Series I
  Shares                                            0.75%         0.00%       0.51%     1.26%(d)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Invesco V.I. International Growth Fund--Series I
  Shares                                            0.71%         0.00%       0.35%(e)  1.06%(d)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Janus Aspen Enterprise Portfolio--Institutional
  Shares                                            0.64%         0.00%       0.06%     0.70%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Janus Aspen Forty Portfolio--Institutional
  Series                                            0.64%         0.00%       0.04%     0.68%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

LVIP Baron Growth Opportunities Fund--Service
  Class                                             1.00%         0.25%       0.09%     1.34%(f)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MFS(R) VIT New Discovery Series--Initial Class      0.90%         0.00%       0.13%     1.13%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MFS(R) VIT Research Bond Series--Initial Class      0.50%         0.00%       0.12%     0.62%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MFS(R) VIT Value Series--Initial Class              0.75%         0.00%       0.09%     0.84%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

MFS(R) VIT II International Value
  Portfolio--Initial Class                          0.90%         0.00%       0.19%     1.09%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Neuberger Berman AMT Mid-Cap Growth--Class I        0.85%         0.25%       0.17%     1.27%(g)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

PIMCO Total Return--Administrative Class Shares     0.50%         0.15%(h)    0.09%     0.74%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Royce Small-Cap Portfolio--Investment Class         1.00%         0.00%       0.07%     1.07%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

T. Rowe Price Blue Chip Growth Portfolio            0.72%         0.00%       0.13%     0.85%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

T. Rowe Price Equity Income Portfolio               0.83%         0.00%       0.02%     0.85%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

T. Rowe Price International Stock Portfolio         0.90%         0.00%       0.15%     1.05%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------


                                                   ADVISOR   ADMINISTRATION   12B-1     OTHER
                      FUND                           FEES         FEES         FEES   EXPENSES
                   TOTAL FUND
                     ANNUAL
                   EXPENSE(a)                      -------------------------------------------
----------------------------------------------------------------------------------------------
T. Rowe Price Limited-Term Bond Portfolio           0.58%         0.00%       0.12%     0.70%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

T. Rowe Price New America Growth Portfolio          0.62%         0.00%       0.23%     0.85%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

The Merger Fund VL                                  1.25%         0.00%       6.60%(i)  7.85%(j)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

UIF Emerging Markets Equity Portfolio--Class I      1.23%         0.00%       0.39%(k)  1.62%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Invesco Van Kampen V.I. Mid Cap Value
  Fund--Series I                                    0.72%         0.00%       0.31%(k)  1.03%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

UIF U.S. Real Estate Portfolio--Class I             0.80%         0.00%       0.35%(k)  1.15%
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Van Eck VIP Global Hard Assets--Initial Class       0.96%         0.00%       0.15%     1.11%(l)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------

Van Eck VIP Multi-Manager Alternatives--Initial
  Class                                             1.50%         0.00%       2.93%(m)  5.43%(l)
----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
Victory VIF Diversified Stock Fund--Class A
  Shares                                            0.30%         0.25%       0.69%     1.24%
----------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------




     Please refer to the applicable fund prospectus for additional information.




(1) Shown as a percentage of average net assets for the fiscal year ended December 31, 2009, unless otherwise indicated. The Fund or its agents provided the fees and charges, which are based on 2009 expenses. We have not verified the accuracy of the information provided by the Fund or its agents.


(a) Other Expenses include expenses of 0.02% for Acquired Portfolio Fees and Expenses.

(b) Through April 30, 2011, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's Total Fund Annual Expenses at 0.53% for Class A excluding certain expenses such as extraordinary expenses, taxes, brokerage and interest.

(c) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses, including these reductions, the total class operating expenses would have been 0.65% for Fidelity(R) Contrafund(R)--Initial Class and 0.84% for Fidelity(R) Overseas--Initial Class. These offsets may be discontinued at any time.

(d) The Adviser has contractually agreed, through at least April 30, 2011, to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Fund Annual Expenses (in determining the Adviser's obligation to waive advisory fees and/or reimburse expenses, the following expenses are not taken into account, and could cause the Total Fund Annual Expenses After Fee Waivers and/or Expense Reimbursements to exceed the numbers reflected above: (1) interest; (2) taxes; (3) dividend expense on short sales; (4) extraordinary or non-routine items; (5) expenses of the underlying funds that are paid indirectly as a result of share ownership of the underlying funds; and
       (6) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The Board of Trustees or Invesco Advisers, Inc. may mutually agree to terminate the fee waiver agreement at any time) of Series I shares to 1.30% of average daily net assets.

(e) Other Expenses include expenses of 0.02% for Acquired Portfolio Fees and Expenses.

(f) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the Funds' Service Class to the extent that the Fund's Total Fund Annual Expenses exceed 1.29% of average daily net assets of the Fund. The Agreement will continue at least through April 30, 2011, and renew automatically for one-year terms unless the adviser (LIA) provides written notice of termination to the Fund.

(g) Neuberger Berman Management LLC ("NBM") has undertaken through December 31, 2013, to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transactions costs, that exceed, in the aggregate, 1.25% of the average daily net asset value of the Mid-Cap Growth Portfolios. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBM within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

(h)    The fees designated as "12b-1 Fees" reflect "Service Fees."

(i) Includes interest expense, dividends on short positions and acquired fund fees and expenses. Acquired fund fees and expenses refer to fees and expenses incurred by the Fund in connection with its investment in other investment companies. Acquired fund fees and expenses incurred by the Fund were at the annual rate of 0.03% of its average daily net assets for the fiscal year ended December 31, 2009.

(j) The Adviser has contractually agreed to absorb expenses of the Fund and/or waive fees due to the Adviser in order to ensure that total Fund operating expenses, excluding interest expense and dividends on securities sold short, on an annual basis do not exceed 1.40%. This contract expires July 1, 2013, but may be annually renewed by mutual agreement thereafter. The Adviser may recapture some or all of the amounts it waives or absorbs on behalf of the Fund over a period of three years if it is able to do so without causing Fund operating expenses, excluding interest expense and dividends on securities sold short, to exceed the 1.40% cap. The Adviser does not subsidize acquired fund fees and expenses.

(k) Other Expenses include expenses of 0.01% for Acquired Portfolio Fees and Expenses.

(l) For the period May 1, 2010 until May 1, 2011, the Adviser contractually agreed to waive fees and reimburse certain operating expenses (excluding interest, dividends paid on securities sold short, trading expenses, taxes and extraordinary expenses) to the extent Total Fund Annual Expenses exceed 1.20% for Van Eck Global Hard Assets Fund and 2.15% of average daily net assets for Van Eck VIP Multi-Manager Alternatives Fund. The agreement to limit the Total Fund Annual Expenses is limited to the Fund's direct operating expenses and, therefore, does not apply to AFFE, which are indirect expenses incurred by the Fund through its investments in underlying funds.

(m)    Includes Acquired Expenses of 0.78%.

                                   DEFINITIONS


AAR: The Automatic Asset Reallocation arrangement offered in connection with your policy.


ADJUSTED TOTAL PREMIUM: The total premiums paid minus any partial surrenders. This amount will never be less than zero. This is used in the calculation of Life Insurance Benefit Option 3.


ALTERNATIVE CASH SURRENDER VALUE ("ACSV"): The Cash Surrender Value of the policy plus the value of the ACSV Benefit on the date we receive your request for surrender. For a period of ten years from the Policy Date, while the Insured is living, you may surrender the policy for the ACSV. See "Surrenders--Full Surrenders--Alternative Cash Surrender Value" for more information.



ACSV BENEFIT: The ACSV Benefit is equal to a percentage of the sum of all sales expense charges, state premium tax charges, federal tax charges and monthly per thousand Face Amount charges that have been deducted from issue. The ACSV Benefit will be amortized beginning with the 13th policy month and continuing through the end of the 10th Policy Year. We will also credit interest on the ACSV Benefit. On the 10th Policy Anniversary and any date thereafter, the ACSV Benefit will be zero. See "Surrenders--Full Surrenders--Alternative Cash Surrender Value" for more information.



ADVISORY SERVICES: The asset allocation and advisory services that you can elect to receive from the Investment Adviser in connection with your policy.


BUSINESS DAY: Any day on which the New York Stock Exchange is open for regular trading. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of regular trading on the New York Stock Exchange, if earlier. (Each Business Day is a Valuation Day).


CASH SURRENDER VALUE: The Cash Value less any unpaid loans and accrued interest. This is the amount we will pay you if you surrender your policy. See "Surrenders" for more information.


CASH VALUE: The total value of your policy's accumulation units in the Separate Account Value, plus any amount in the Fixed Account and DCA Plus Account.

CASH VALUE ACCUMULATION TEST ("CVAT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

DOLLAR COST AVERAGING PLUS ("DCA PLUS") ACCOUNT: The 12-month Dollar Cost Averaging account used specifically for the DCA Plus feature.

ELIGIBLE PORTFOLIOS ("PORTFOLIOS"): The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

FACE AMOUNT: The dollar amount of life insurance under the base policy as selected by the policyowner at the time of issue. It equals the initial face amount shown on the Policy Data Page, plus or minus any changes made to the initial face amount.

FIXED ACCOUNT: The Fixed Account is supported by assets in NYLIAC's General Account. The amount in the Fixed Account earns interest on a daily basis. Interest is credited on each Monthly Deduction Day.

FUND:  An open-end management investment company.

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains, or losses that are not included in the Separate Account or any other separate account. We allocate any net premium payments you make during the free look period to this account.

GUIDELINE PREMIUM TEST ("GPT"): An IRS test to determine whether a policy can be considered life insurance. See "Policy Payment Information--Life Insurance Benefit Options" for more information.


INVESTMENT ADVISER: Eagle Strategies LLC, an investment adviser registered as an investment adviser with the SEC under the Investment Advisers Act of 1940, as amended, or any successors and/or assigns of Eagle Strategies LLC. The Investment Adviser is an affiliate of NYLIAC.

INVESTMENT DIVISION: A division of the Separate Account. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

IRC:  Internal Revenue Code of 1986, as amended.

ISSUE DATE:  The date we issue the policy as specified on the Policy Data Page.

IVR:  Interactive Voice Response system.

LIFE INSURANCE BENEFIT: The benefit calculated under the life insurance benefit option you have chosen.


MONTHLY DEDUCTION DAY: The date that we deduct your monthly contract charge, per thousand Face Amount charge, cost of insurance charge, and any rider charges from your policy's Cash Value, and the date that we deduct the Mortality and Expense Risk charges and Monthly Asset Allocation Access Charge from the Cash Value allocated to the Separate Account. The Monthly Deduction Day is the same calendar day each month, as determined by the Policy Date. The first Monthly Deduction Day will be the first occurrence of this calendar day that falls on or after the Issue Date. If the Policy Date is prior to the Issue Date, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day, as if the policy were issued on the Policy Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.


MORTALITY AND EXPENSE RISK: The risk that the group of lives we have insured under our policies will not live as long as we expect (mortality risk); and the risk that the cost of issuing and administering the policies will be greater than we have estimated (expense risk).

NET AMOUNT AT RISK: The difference between the Life Insurance Benefit and the policy's Cash Value. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

NON-QUALIFIED POLICY: A policy issued to a person or an entity (other than an employee benefit plan that qualifies for special federal income tax treatment).

POLICY DATA PAGE: Page 2 of your policy. The Policy Data Page contains your policy's specifications.

POLICY DATE: The date we use as the starting point for determining Policy Years and Monthly Deduction Days. Unless another date is chosen, the Policy Date will be determined as follows: (a) if you paid the initial premium with your application and obtained a temporary coverage agreement, the Policy Date will be the date of the temporary coverage agreement; and (b) if you did not pay the initial premium with your application, and therefore no temporary coverage agreement was obtained, the Policy Date will be the Issue Date. Generally, you may not choose a Policy Date that is more than six months before your policy's Issue Date. You can find your Policy Date on the Policy Data Page.

POLICY PROCEEDS: The benefit we will pay to your beneficiary when we receive proof that the insured died while the policy is in effect. It is equal to the Life Insurance Benefit, plus any additional death benefits under any riders you have chosen, minus any outstanding loans (including any accrued loan interest).

POLICY YEAR: The twelve-month period starting on the Policy Date, and each twelve-month period thereafter.

SEC:  The Securities and Exchange Commission.

SEPARATE ACCOUNT: NYLIAC Variable Universal Life Separate Account-I, a segregated asset account NYLIAC established to receive and invest net premiums that are allocated to the Investment Divisions.

SEPARATE ACCOUNT VALUE: An amount equal to the Cash Value allocated to the Separate Account.




TARGET PREMIUM: An amount used to determine the premium expense charges to be deducted from your premium payment in a given Policy Year. There are two levels of Target Premium--Target Premium 1 and Target Premium 2. The amount of the initial levels of Target Premium is derived from the policy's

Face Amount and the insured's Age, gender and risk class. These initial levels of Target Premium may change if the policy's Face Amount is increased or decreased.


VPSC:  Variable Products Service Center.

VSC: Virtual Service Center. The VSC provides up-to-date policy information through the Internet. See "Management and Organization--How to Reach Us for Policy Services" for more information.

                           MANAGEMENT AND ORGANIZATION

                                     INSURER

           New York Life Insurance and Annuity Corporation ("NYLIAC")
         (a wholly-owned subsidiary of New York Life Insurance Company)
                                51 Madison Avenue
                               New York, NY 10010

                                   YOUR POLICY


     The policy is offered by NYLIAC. Policy assets allocated to the Investment Divisions are invested in NYLIAC Variable Universal Life Separate Account-I (the "Separate Account"), which has been in existence since June 4, 1993. The policy offers life insurance protection, a choice of Life Insurance Benefit options, flexible premium payments, changes to the Face Amount of the policy, loans, partial surrenders and Face Amount decreases, and the ability to invest in up to 21 investment options, including the Investment Divisions, the Fixed Account and/or the DCA Plus Account.



     The policy is variable. This means that the Cash Value will fluctuate based on the investment experience of the Investment Divisions you select (or those selected on your behalf by the Investment Adviser). The interest credited on the money allocated to the Fixed Account and the DCA Plus Account may also vary. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions of the Separate Account. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios' investments.


STATE VARIATIONS

     Certain provisions of the policy may differ from the general description in this prospectus, and certain riders and options may not be available because of legal requirements or restrictions in your state. See your policy for specific variations because any such state variations will be included in your policy, or in riders or endorsements attached to your policy. See your registered representative or contact us for specific information that may be applicable to your state. (See "State Variations" for details.)

                           ABOUT THE SEPARATE ACCOUNT


     NYLIAC Variable Universal Life Separate Account-I (the "Separate Account") is a segregated asset account that NYLIAC has established to receive and invest your net premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended (the "1940 Act"). This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.


     Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from the other assets of NYLIAC, and under applicable insurance law cannot be charged for liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). These assets are not subject to the claims of our general creditors. The income, capital gains, and capital losses incurred on the assets of the Separate Account are credited to or are charged against the assets of the Separate Account without regard to income, capital gains, and capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of NYLIAC's Fixed Account or DCA Plus Account, or any other separate account of NYLIAC.


     The Separate Account currently includes 45 Investment Divisions available under the policy. After the end of the Free Look period, net premium payments allocated to the Investment Divisions are invested exclusively in the corresponding Eligible Portfolios of the Funds.


                                   OUR RIGHTS

     We may take certain actions relating to our operations and the operations of the Separate Account. We will take these actions in accordance with applicable laws, including obtaining any required approval of the SEC and any other required regulatory approvals. If necessary, we will seek approval of our policyowners.

     Specifically we reserve the right to:

       -- add or remove any Investment Division;

       -- create new separate accounts;

       -- combine the Separate Account with one or more other separate accounts;

       -- operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

       -- deregister the Separate Account under the 1940 Act;

       -- manage the Separate Account under the direction of a committee or discharge such committee at any time;

       -- transfer the assets of the Separate Account to one or more other separate accounts;

       -- restrict or eliminate any of the voting rights of policyowners or other persons who have voting rights as to the Separate Account; and

       -- change the name of the Separate Account.

     (See the SAI for more information.)

                   THE FIXED ACCOUNT AND THE DCA PLUS ACCOUNT


     The Fixed Account and DCA Plus Account are supported by the assets in our General Account, which includes all of our assets except those assets specifically allocated to separate accounts. These assets are subject to the claims of our general creditors. We can invest the assets of the Fixed Account and DCA Plus Account however we choose, within limits. Your interest in the Fixed Account and DCA Plus Account is not registered under the Securities Act of 1933, as amended (the "1933 Act"), and the Fixed Account and DCA Plus Account are not registered as investment companies under the 1940 Act. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account or the DCA Plus Account.


                       HOW TO REACH US FOR POLICY SERVICES

     You can reach us in several ways. Please send service requests to us at one of the addresses listed on the first page of this prospectus.

     In addition, as described below, you can contact us through the Internet at our Virtual Service Center ("VSC") and through an automated telephone service called the Interactive Voice Response System ("IVR").

     All NYLIAC requirements must be met in order for us to process your service requests. Please review all service request forms carefully and provide all required information as applicable to the transaction. If all requirements are not met, we will not be able to process your service request. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important statements.

     Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mails of imaged, signed service requests other than those received through our Virtual Service Center that have passed all security protocols that identify the policyowner.

       -- VIRTUAL SERVICE CENTER AND INTERACTIVE VOICE RESPONSE SYSTEM

     Through the VSC and the IVR, you can get up-to-date information about your policy and request transfers, allocation changes and loans. Policies that are jointly owned may not request transactions through the VSC or IVR. We may remove VSC and IVR privileges for certain policyowners (See "Description of the Policy--Limits on Transfers").

     To enable you to access the VSC and IVR, you will automatically receive a Personal Identification Number ("PIN"). Along with your Social Security number, the PIN will give you access to the IVR using the toll-free number, 1-800-598-2019. You should protect your PIN and your Social Security Number because our self-service options will be available to anyone who provides your Social Security Number and your PIN. We will not be able to verify that the person providing electronic service instructions via the VSC or IVR is you or is authorized by you.

     In order to obtain policy information online via the VSC, you are required to register for access. Visit WWW.NEWYORKLIFE.COM/VSC and click the "Register Now" button to enroll. You will be required to register a unique User Name and Password to gain access. In a safe and secure environment, you can, among other things, access policy values, change your address, download service forms, view policy statements, and submit policy transactions.

     We will use reasonable procedures to make sure that the instructions We receive through the VSC and IVR are genuine. We are not responsible for any loss, cost, or expense for any actions We take based on instructions received through the IVR or the VSC that We believe are genuine. We will confirm all transactions in writing.

     Service requests are binding on all policyowners if a policy is jointly owned. Transfers, allocation changes, and loan requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be priced as of the next Business Day.

     We make the VSC and IVR available at our discretion. In addition, availability of the VSC or IVR may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service should become unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed on the first page of this prospectus.

       -- VSC

     The VSC is available Monday through Friday, from 7 a.m. until 4 a.m. and Saturdays from 7 a.m. to 10 p.m. (Eastern Time).

     The VSC enables you to:

       - e-mail your registered representative or VPSC;

       - view and download statements;

       - obtain current policy values;

       - transfer assets between investment options;

       - change the allocation of future premium payments;

       - change your address;

       - obtain service forms;

       - reset your password; and

       - sign up to receive future prospectuses, policyowner annual and semi-annual reports and quarterly policyholder statements for your policy online at www.newyorklife.com/vsc. Electronic delivery is not available for policies that are owned by corporations, trusts, or organizations at this time.

       -- IVR

     The IVR is available 24 hours a day, seven days a week. We record all calls.

     The IVR enables you to:

       - obtain current policy values;

       - transfer assets between investment options;

       - change the allocation of future premium payments;

       - request a loan on your policy; and

       - speak with one or our Customer Service Representatives on any Business Day, Monday through Friday from 9:00 a.m. to 6:00 p.m. (Eastern Time).

     By sending a Telephone Request Form to VPSC at one of the addresses listed on the first page of this prospectus you can authorize a third party to access your policy information and to make fund transfers, allocation changes, and other permitted transactions through a Customer Service Representative. The Customer Service Representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth) before taking any requests or providing any information to ensure that the individual giving instructions is authorized.


     NYLIAC does not permit current or former registered representatives to obtain authorization to effect policy transactions through the Telephone Request Form. Authorization granted through a Telephone Request Form to these registered representatives will be limited to accessing policy information only.





REGISTERED REPRESENTATIVE AND INVESTMENT ADVISER ACTIONS





     You may authorize us to accept electronic instructions from a registered representative, registered service assistant or the Investment Adviser to make premium allocations, transfers among investment options and changes to your investment objective and/or risk tolerance. You may also authorize your registered representative, registered service assistant, or Investment Adviser to revise your Automatic Asset Reallocation (AAR) arrangement. Your AAR will be cancelled if a premium allocation change or transfer is submitted on your behalf that is inconsistent with your current AAR arrangements. You may prevent this cancellation if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer. If your AAR is cancelled, the Monthly Asset Allocation Access Charge (if applicable) will end on the Monthly Deduction Day following the date we receive your written notification of this cancellation.



     To authorize a registered representative or registered service assistant to make premium allocations and transfers, you must send a completed Trading Authorization Form to VPSC at one of the addresses noted on the first page of this Prospectus. We may revoke or deny Trading Authorization privileges for certain policyowners (See "Limits on Transfers"). Trading Authorization may be elected, changed or cancelled at any time. We will confirm all transactions in writing. Not all transactions are available on the Internet.



     If you enter into an agreement with the Investment Adviser to provide Advisory Services in connection with your policy, you must sign a power of attorney that authorizes the Investment Adviser to allocate premium, make transfers among investment options, change your investment objective and/or risk tolerance, and revise your AAR arrangements. We must receive a copy of this power of attorney at the VPSC at one of the addresses noted on the first page of this Prospectus before we can accept electronic instructions from the Investment Adviser on these matters. If this power of attorney is in effect, we deem that all transactions that are directed by the Investment Adviser with respect to your policy have been authorized by you. We will confirm all such transactions in writing. You must contact us in writing immediately at one of the addresses listed on the first page of this prospectus if and when you revoke this power of attorney. We will not be responsible for acting on instructions from the Investment Adviser until we receive written notification that you have revoked the Investment Adviser's authority.



     NYLIAC is not liable for any loss, cost or expense for acting on instructions from registered representatives, registered service assistants or the Investment Adviser which we believe are genuine and in accordance with the procedures outlined above. As these parties act on your behalf, you are responsible for and bear the consequences of their instructions and other actions including any limits on transfers. (See also "Management and Organization--Investment Adviser").


                          FUNDS AND ELIGIBLE PORTFOLIOS

     The Portfolios of each Fund eligible for investment, along with their advisers and investment objectives, are listed in the following table. For more information about each of these Portfolios, please read the prospectus found in the book of underlying fund prospectuses.

     The Fund's prospectus should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to a particular Eligible Portfolio.

     We receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that We provide with respect to the Eligible Portfolios and their availability through the policy. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in administering the policy, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these advisory fees.

     The amounts We receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in the particular Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, We receive payments or revenue under various arrangements in amounts ranging from 0.05% to 0.35% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the particular arrangements applicable to those Investment Divisions.

-----------------------------------------------------------------------------------------------------------------
      FUNDS AND ELIGIBLE PORTFOLIOS              INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
-----------------------------------------------------------------------------------------------------------------
MainStay VP Series Fund, Inc.:                 Adviser: New York Life
                                                     Investment
                                           Management LLC ("New York Life
                                                   Investments")

  MainStay VP Cash Management                                              - Seeks as high a level of current
                                                                             income as is considered consistent
                                                                             with the preservation of capital and
                                                                             liquidity.

  MainStay VP High Yield Corporate         Subadviser: MacKay Shields LLC  - Seeks maximum current income through
  Bond--Initial Class                                                        investment in a diversified
                                                                             Portfolio of high yield, high risk
                                                                             debt securities. Capital
                                                                             appreciation is a secondary
                                                                             objective.

  MainStay VP ICAP Select                    Subadviser: Institutional     - Seeks superior total return.
  Equity--Initial Class                             Capital LLC

  MainStay VP International                                                - Seeks to provide long-term growth of
  Equity--Initial Class                                                      capital commensurate with an
                                                                             acceptable level of risk by
                                                                             investing in a portfolio consisting
                                                                             primarily of non-U.S. equity
                                                                             securities. Current income is a
                                                                             secondary objective.

  MainStay VP Large Cap Growth--Initial     Subadviser: Winslow Capital    - Seeks long-term growth of capital.
  Class                                           Management, Inc.
-----------------------------------------------------------------------------------------------------------------




AllianceBernstein(R) Variable Products         AllianceBernstein L.P.
  Series Fund, Inc.

  Alliance Bernstein VPS International                                     - Seeks long-term growth of capital.
  Value Portfolio--Class A Shares
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
      FUNDS AND ELIGIBLE PORTFOLIOS              INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
-----------------------------------------------------------------------------------------------------------------

The Alger Portfolios:                       Fred Alger Management, Inc.

  Alger Capital Appreciation                                               - Seeks long-term capital appreciation
  Portfolio--Class I-2 Shares                                                by focusing on companies of every
                                                                             market capitalization that the
                                                                             Manager believes demonstrates
                                                                             promising growth potential.
-----------------------------------------------------------------------------------------------------------------


American Century(R) Variable American       American Century Investment
Century Investment Portfolios, Inc.               Management, Inc.

  American Century VP Inflation                                            - Pursues long-term total return using
  Protection--Class II                                                       a strategy that seeks to protect
                                                                             against U.S. inflation.
-----------------------------------------------------------------------------------------------------------------


The Columbia Funds Variable Insurance      Columbia Management Advisors,
  Trust                                                 LLC

  Columbia Small Cap Value Fund,                                           - Seeks long-term capital
  Variable Series--Class B Shares                                            appreciation.
-----------------------------------------------------------------------------------------------------------------


Delaware VIP(R) Trust                       Delaware Management Company

  Delaware VIP Diversified Income                                          - Seeks maximum long-term total return
  Series--Standard Class                                                     consistent with reasonable risk.

  Delaware VIP Emerging Markets                                            - Seeks long-term capital
  Series--Standard Class                                                     appreciation.

  Delaware VIP International Value                                         - Seeks long-term growth without undue
  Equity Series--Standard Class                                              risk to principal.

  Delaware VIP Small Cap Value                                             - Seeks capital appreciation.
  Series--Standard Class

  Delaware VIP Value Series--Standard                                      - Seeks long-term capital
  Class                                                                      appreciation.
-----------------------------------------------------------------------------------------------------------------


DWS Investments VIT Funds                  Deutsche Investment Management
                                                   Americas, Inc.

  DWS Small Cap                              Subadviser: Northern Trust    - The portfolio seeks to replicate as
  Index VIP--Class A Shares                      Investments, N.A.           closely as possible, before the
                                                                             deduction of expenses, the
                                                                             performance of the Russell 2000
                                                                             Index, which emphasizes stocks of
                                                                             small U.S. companies.
-----------------------------------------------------------------------------------------------------------------


Fidelity Variable Insurance Products       Adviser: Fidelity Management &
Fund                                          Research Company ("FMR")
  Fidelity(R) VIP Contrafund(R)--                   Subadvisers:           - Seeks long-term capital
  Initial Class                               FMR Co., Inc. ("FMRC"),        appreciation.
                                           Fidelity Research and Analysis
                                                 Company ("FRAC"),
                                           Fidelity Management & Research
                                                    (U.K.) Inc.
                                                   ("FMR U.K."),
                                               Fidelity International
                                           Investment Advisors ("FIIA"),
                                               Fidelity International
                                             Investment Advisors (U.K.)
                                             Limited ("FIIA (U.K.)L"),
                                             Fidelity Investments Japan
                                                  Limited ("FIJ")

  Fidelity(R) VIP Equity-Income--
  Initial Class
                                                                           - Seeks reasonable income. The fund
                                                                             will also consider the potential for
                                                                             capital appreciation. The fund's
                                                                             goal is to achieve a yield which
                                                                             exceeds the composite yield on the
                                                                             securities comprising the Standard &
                                                                             Poor's(SM) Index (S&P 500(R)).

  Fidelity(R) VIP Index 500--Initial         Subadvisers: Geode Capital    - Seeks investment results that
  Class                                           Management, FMRC           correspond to the total return of
                                                                             common stocks publicly traded in the
                                                                             United States, as represented by the
                                                                             S&P 500(R).

  Fidelity(R) VIP Investment Grade             Subadvisers: Fidelity       - Seeks as high a level of current
  Bond--Initial Class                      Investments Money Management,     income as is consistent with the
                                           Inc. (FIMM), FRAC, FIIA, FIIA     preservation of capital.
                                                      (U.K.)L
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
      FUNDS AND ELIGIBLE PORTFOLIOS              INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
-----------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products
  Fund (continued)

  Fidelity(R) VIP Mid Cap--Service Class  Subadvisers: FMR U.K., Fidelity  - Seeks long-term growth of capital.
  2                                         Management and Research Far
                                             East ("FMRFE"), FIJ, FMRC

  Fidelity(R) VIP Overseas--Initial                                        - Seeks long-term growth of capital.
  Class
-----------------------------------------------------------------------------------------------------------------


Invesco Variable Insurance Funds               Invesco Advisors, Inc.

  Invesco V.I. Global Real Estate                                          - Seeks long-term growth of capital.
  Fund--Series I Shares

  Invesco V.I. International Growth                                        - The fund's investment objective is
  Fund--Series I Shares                                                      to provide long-term growth of
                                                                             capital.
-----------------------------------------------------------------------------------------------------------------


Janus Aspen Series                          Janus Capital Management LLC

  Janus Aspen Enterprise                                                   - Seeks long-term growth of capital.
  Portfolio--Institutional Shares

  Janus Aspen Forty                                                        - Seeks long-term growth of capital.
  Portfolio--Institutional Shares
-----------------------------------------------------------------------------------------------------------------


Lincoln Variable Insurance Products         Lincoln Investment Advisors
Trust                                               Corporation

  LVIP Baron Growth Opportunities             Subadviser: BAMCO, Inc.      - Seeks capital appreciation through
  Fund--Service Class                                                        long-term investments in securities
                                                                             of small- and medium-sized companies
                                                                             with undervalued assets or favorable
                                                                             growth prospects.
-----------------------------------------------------------------------------------------------------------------

MFS(R) Variable Insurance Trust(SM)           Massachusetts Financial
                                              Services Company ("MFS")

  MFS(R) New Discovery Series--Initial                                     - Seeks capital appreciation.
  Class

  MFS(R) VIT Research Bond                                                 - Seeks total return with an emphasis
  Series--Initial Class                                                      on current income, but also
                                                                             considering capital appreciation.

  MFS(R) VIT Value Series--Initial Class                                   - Seeks capital appreciation.

  MFS(R) VIT II International Value                                        - Seeks capital appreciation.
  Portfolio--Initial Class
-----------------------------------------------------------------------------------------------------------------

Neuberger Berman Advisers Management         Adviser: Neuberger Berman
Trust                                             Management Inc.


  Neuberger Berman AMT Mid-Cap             Subadviser: Neuberger Berman,   - Seeks growth of capital.
  Growth--Class I                                       LLC
-----------------------------------------------------------------------------------------------------------------

PIMCO--Variable Insurance Trust            Pacific Investment Management
                                                    Company LLC

  PIMCO Total Return--Administrative                                       - Seeks maximum total return,
  Class Shares                                                               consistent with preservation of
                                                                             capital and prudent investment
                                                                             management.
-----------------------------------------------------------------------------------------------------------------

Royce Capital Fund:                           Royce & Associates, LLC

  Royce Small-Cap Portfolio--Investment                                    - Seeks long-term growth of capital.
  Class                                                                      Any production of income is
                                                                             incidental to the Fund's investment
                                                                             goal.
-----------------------------------------------------------------------------------------------------------------


T. Rowe Price Equity Series, Inc.:         T. Rowe Price Associates, Inc.

  T. Rowe Price Blue Chip Growth                                           - Seeks to provide long-term capital
  Portfolio                                                                  growth. Income is a secondary
                                                                             objective.

  T. Rowe Price Equity Income                                              - Seeks to provide substantial
  Portfolio--I                                                               dividend income as well as long-term
                                                                             growth of capital through
                                                                             investments in the common stocks of
                                                                             established companies.

  T. Rowe Price New America Growth                                         - Seeks to provide long-term capital
  Portfolio                                                                  growth by investing primarily in the
                                                                             common stocks of growth companies.
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------
      FUNDS AND ELIGIBLE PORTFOLIOS              INVESTMENT ADVISER                 INVESTMENT OBJECTIVES
-----------------------------------------------------------------------------------------------------------------
T. Rowe Price International Series,         T. Rowe Price International,
Inc.                                                    Inc.

  T. Rowe Price International Stock                                        - Seeks long-term growth of capital
  Portfolio                                                                  through investments primarily in the
                                                                             common stocks of established, non-
                                                                             U.S. companies.
-----------------------------------------------------------------------------------------------------------------

T. Rowe Price Fixed Income Series, Inc.            T. Rowe Price

  T. Rowe Price Limited-Term Bond                                          - Seeks a high level of income
  Portfolio                                                                  consistent with moderate
                                                                             fluctuations in principal value.
-----------------------------------------------------------------------------------------------------------------

The Merger Fund(R)                        Westchester Capital Management,
                                                        Inc.

  The Merger Fund VL                                                       - Seeks to achieve capital growth by
                                                                             engaging in merger arbitrage.
-----------------------------------------------------------------------------------------------------------------


The Universal Institutional Funds, Inc.      Morgan Stanley Investment
                                                  Management Inc.

  UIF Emerging Markets Equity               Subadvisers: Morgan Stanley    - Seeks long-term capital appreciation
  Portfolio--Class I                       Investment Limited and Morgan     by investing primarily in growth-
                                           Stanley Investment Management     oriented equity securities of
                                                        Inc.                 issuers in emerging market
                                                                             countries.

  Invesco Van Kampen V.I. Mid Cap Value                                    - Seeks above average total return
  Fund--Series I                                                             over a market cycle of three to five
                                                                             years by investing in common stocks
                                                                             and other equity securities.

  UIF U.S. Real Estate Portfolio--Class                                    - Seeks above average current income
  I                                                                          and long-term capital appreciation
                                                                             by investing primarily in equity
                                                                             securities of companies in the U.S.
                                                                             real estate industry, including real
                                                                             estate investment trusts ("REITs").
-----------------------------------------------------------------------------------------------------------------

Van Eck Worldwide Insurance Trust          Van Eck Associates Corporation

  Van Eck VIP Global Hard                                                  - Seeks long-term capital
  Assets--Initial Class                                                      appreciation.

  Van Eck VIP Multi-Manager Alternatives       Subadvisers: Explorer       - Seeks absolute (positive) returns in
  Fund--Initial Class                       Alternative Management, LLC;     various market cycles.
                                              Analytic Investors, LLC;
                                           Clutterbuck Capital Management
                                                        LLC;
                                           Columbus Circle Investors; Dix
                                                Hills Partners, LLC;
                                            Lazard Asset Management LLC;
                                            Martingale Asset Management,
                                                       L.P.;
                                             PanAgora Asset Management,
                                                       Inc.;
                                           Tetra Capital Management, LLC
-----------------------------------------------------------------------------------------------------------------

Victory Variable Insurance Funds            Victory Capital Management,
                                                        Inc.

  Victory VIF Diversified Stock                                            - Seeks to provide long-term growth of
  Fund--Class A Shares                                                       capital.
-----------------------------------------------------------------------------------------------------------------




     NYLIAC does not provide investment advice and does not recommend or endorse any particular Eligible Portfolio or Portfolios. (See also "Funds and Eligible Portfolios--Investment Adviser".) NYLIAC is not responsible for choosing the Investment Divisions, or the amounts allocated to each. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations, including the decision to retain an investment adviser, or decisions made on your behalf by the Investment Adviser, are your responsibility and should be carefully considered. YOU BEAR THE RISK OF ANY DECLINE IN THE VALUE OF YOUR POLICY RESULTING FROM THE PERFORMANCE OF THE PORTFOLIOS YOU HAVE CHOSEN (OR THOSE THAT HAVE BEEN CHOSEN ON YOUR BEHALF BY THE INVESTMENT ADVISER).



     Investment selections shall be based on a thorough investigation of all of the information regarding the Eligible Portfolios available to you, including each Fund's prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund's website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate. (See also "Management and Organization--Investment Adviser.")

     The Investment Divisions invest in the corresponding Eligible Portfolios. You can choose a maximum of 21 investment options for net premium payments from the 45 Investment Divisions, the Fixed Account, and/or the DCA Plus Account. You can transfer all or part of the Cash Value of your policy among the investment options tax-free and within the limits described in this prospectus.


     The Investment Divisions offered through the LWVUL policy and described in this prospectus and the SAI are different and may have different investment performance from mutual funds that may have similar names, the same adviser, the same investment objective and policies, and substantially similar portfolio securities.


                               INVESTMENT ADVISER



     We make available, and administer the delivery of, the Advisory Services provided by the Investment Adviser through the policy. In order to receive Advisory Services in connection with the policy, you must enter into a separate agreement with the Investment Adviser. In return, we deduct a Monthly Asset Allocation Access Charge of up to 0.75% of the Separate Account Value annually to cover the cost of these services and the expense of making them available. There is no additional charge under the separate agreement with the Investment Adviser for the delivery of the Advisory Services.



     If you elect to receive the Advisory Services, your risk tolerance, investment objectives and financial goals for the policy will be assessed. The Investment Adviser will then use this information to determine an appropriate asset allocation model for the policy and the percentage of Separate Account Value that should be allocated to specific Investment Divisions. This will be the basis for your premium allocation and AAR arrangements. The Investment Adviser will allocate all net premium and make transfers among the Investment Divisions on your behalf according to these premium allocation and AAR arrangements, if you have signed a power of attorney authorizing the Investment Adviser to do so. From time to time, the Investment Adviser will revise your AAR in response to changes in the asset allocation model.



     Advisory services will not begin under your agreement with the Investment Adviser until the Separate Account Value is $2,500 or greater and the free-look period has ended. If Separate Account Value is less then $2,000, you will be responsible for premium and investment allocations.



     YOU DO NOT NEED TO ENTER INTO AN AGREEMENT WITH THE INVESTMENT ADVISER OR USE THE ADVISORY SERVICES IN ORDER TO PURCHASE A LWVUL POLICY. YOU MAY CANCEL YOUR AGREEMENT WITH THE INVESTMENT ADVISER AT ANY TIME. IN THE EVENT THAT THE ADVISORY SERVICES ARE CANCELLED OR OTHERWISE TERMINATED, THE MONTHLY ASSET ALLOCATION ACCESS CHARGE WILL END ON THE MONTHLY DEDUCTION DAY FOLLOWING THE DATE WE RECEIVE YOUR WRITTEN NOTIFICATION OF THIS CANCELLATION/TERMINATION. THEREAFTER, YOU WILL BE RESPONSIBLE FOR THE PREMIUM AND INVESTMENT ALLOCATIONS.



     If you engage the Investment Adviser to perform Advisory Services in connection with your policy, it will not perform these services on behalf of NYLIAC, but rather will perform them on your behalf. NYLIAC is not responsible for (and makes no promises or representations regarding) any Advisory Services you may receive from the Investment Adviser that relate to this policy, including but not limited to managed account advice, advice or services regarding premium allocations, transfers among the investment options, and insurance advice. NYLIAC is not responsible, and expressly disclaims any liability for, any such services (or other advice or services) provided by the Investment Adviser (Eagle Strategies LLC, an affiliate of NYLIAC) or any other investment adviser or third party. NYLIAC does not promise or represent that the services of the Investment Adviser or any comparable services will be available in the future; you bear the risk that such services will not be available even though you continue to own the policy. If the services of an investment adviser are not available in the future, NYLIAC will not deduct the Monthly Asset Allocation Access Charge from the Separate Account Value. The services and advice of the Investment Adviser (and any services provided to you by any other party, whether affiliated with NYLIAC or not) could have severe negative consequences for you and the benefits that you expect and anticipate under the policy, and you bear those risks. All transactions generated by the Investment Adviser with respect to your policy will be deemed to have been authorized by you. You bear all of the risk for all such transactions. The Investment Adviser, as your representative is subject to the same limits on policyholder activity--including limits on transfers--that apply to you.


                                INVESTMENT RETURN

     The investment return of your policy is based on the accumulation units you have in each Investment Division of the Separate Account, the amount you have in the Fixed Account and DCA Plus Account, the investment experience of each Investment Division as measured by its actual net rate of return, and the interest rate we credit on the amount you have in the Fixed Account and/or DCA Plus Account.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the corresponding Eligible Portfolio, any dividend or capital gains distributions, and any charges against the assets of the Investment Division. We determine this investment experience from the end of one Valuation day to the end of the next Valuation day.

     We will credit any amounts in the Fixed Account and DCA Plus Account with a fixed interest rate that we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to loaned and unloaned amounts in the Fixed Account and DCA Plus Account. All net premiums applied to the Fixed Account and DCA Plus Account, and amounts transferred to the Fixed Account, receive the applicable loaned amount rate or the unloaned amount rate in effect on the Business Day we receive the premium payment. Interest rates for subsequent premium payments into the Fixed Account and DCA Plus Account may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Plus Account. Interest accrues daily and is credited on each Monthly Deduction Day.

                                     VOTING

     We will vote the shares held in the Investment Divisions of the Separate Account of the Eligible Portfolios at any regular and special shareholder meetings of the Funds. We will vote these shares according to the instructions we receive from our policyowners who have invested their premiums in Investment Divisions that invest in the Fund holding the meeting. However, if the law changes to allow us to vote the shares in our own right, we may decide to do so.

     While your policy is in effect, you can provide voting instructions to us for each Investment Division in which you have assets. The number of votes you are entitled to will be determined by dividing the units you have invested in an Investment Division by the net asset value per unit for the Eligible Portfolio underlying that Investment Division.

     We will determine the number of votes you are entitled to on the date established by the underlying Fund for determining shareholders that are eligible to vote at the meeting of the relevant Fund. We will send you voting instructions prior to the meeting according to the procedures established by the Fund. We will send proxy material, reports, and other materials relating to the Fund to each person having a voting interest.

     We will vote the Fund shares for which we do not receive timely instructions in the same proportion as the shares for which we receive timely voting instructions. As a result, because of proportional voting, a small number of policyowners may control the outcome of the vote. We will use voting instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.



                       CHARGES ASSOCIATED WITH THE POLICY

     As with all life insurance policies, certain charges apply when you purchase the policy. The following is a summary explanation of these charges. (See "Additional Information About Charges" in the SAI for more information.)

                            DEDUCTIONS FROM PREMIUMS

     When we receive a premium payment from you, whether planned or unplanned, we will deduct a sales expense charge, a state premium tax charge and a federal tax charge.

SALES EXPENSE CHARGE


     Target Premiums--We deduct from any premium payment a sales expense charge based on the age of your policy and the initial Target Premium levels (both Target Premium 1 and Target Premium 2) for your policy. These initial levels of Target Premiums are set at the time your policy is issued. You can find these initial Target Premium levels on the Policy Data Page of your policy. Your Target Premium levels will be adjusted if you change the Face Amount of your policy.



       -- Premiums up to the Target Premium 1--In all Policy Years, we currently do not deduct an annual sales expense charge on premium payments up to Target Premium 1.





       -- Premiums over Target Premium 1 and up to Target Premium 2--In each of
          Policy Years 1-7, we currently deduct an annual sales expense charge of 8.75% of premium payments over Target Premium 1 and up to Target Premium 2. In each of Policy Years 8 and subsequent, we currently do not deduct an annual sales expense charge on premium payments over Target Premium 1 and up to Target Premium 2.



       -- Premiums over Annual Target Premium Threshold--Once premium payments equal to Target Premium 2 for a given Policy Year have been paid (the "Annual Target Premium Threshold"), we currently deduct a sales expense charge of 8.75% from any additional premiums paid in Policy Years 1-7. In each of Policy Years 8 and subsequent, we currently do not deduct an annual sales expense charge on premium payments in excess of the Annual Target Premium Threshold.



       -- Guaranteed Maximum--We can change the amount of the sales expense charge at any time, but we guarantee that the sales expense charge we deduct in all policy years will never exceed 4.75% of any premiums paid up to Target Premium 1. We guarantee that the sales expense charge we deduct will never exceed 8.75% of any premiums paid in excess of Target Premium 1 in Policy Years 1-7. We guarantee that the sales expense charge we deduct will never exceed 1.75% of any premiums paid in excess of Target Premium 1 in Policy Years 8 and beyond.



       -- Timing of Premium Payments--Because the amount of sales expense charge deducted is based on Target Premium levels (both Target Premium 1 and Target Premium 2), the timing of premium payments may affect the amount of such charges actually deducted from your premium payments, both over time and in any given Policy Year. The example below describes how current sales expense charges may vary for premium payments received during one policy year versus another.


          The amount of compensation received by your registered representative will vary depending on the amount of the sales expense charge deducted from your policy. Generally, higher amounts of sales expense charges will result in additional compensation to the registered representative.




          -- Effect of Step-Down in Sales Expense Charges at Policy Years 8 and
             Subsequent



          As noted above, because current sales expense charges step down from Policy Years 7 to 8, the timing of a premium payment during this period will affect the sales expense charges assessed for a given premium amount. For example, for a policy with a Target Premium 1 level of $1,000 and a Target Premium 2 level of $2,000:



             -- If you made an annual premium payment of $3,000 in Policy Year
                7, the sales expense charge would be:



        a) 0.00% of the premiums paid up to Target Premium 1--$1,000 x 0.00 or $0.00; plus



        b) 8.75% of the premiums paid over Target Premium 1 and up to Target Premium 2--$1,000 x 0.0875 or $87.50 plus

        c) 8.75% of the premiums paid in excess of your Annual Target Premium Threshold--$1,000 x 0.0875 or $87.50.



        The total annual sales expense charge deducted in Policy Year 7 would be $175.00.



             -- If instead you made the same annual premium payment of $3,000 in
                Policy Year 8, because the current sales expense charge is reduced to 0.00% for all Target Premium levels, the total annual sales expense charge deducted in Policy Year 8 would be $0.00.





        The difference in total annual sales expense charges deducted--$175.00 versus $0.00--is due to the reduced sales expense charge applicable to premiums paid in Policy Year 8 versus those paid in Policy Year 7.



     As this example demonstrates, the timing of your premium payment may affect the amount of current sales expense charges that we will deduct from such payments. Consequently, you should carefully consider these issues in deciding in which Policy Year to make your premium payments.


STATE PREMIUM TAX CHARGE

       -- We currently deduct 2% of each premium payment you make, or $20 per $1,000 of premium, as a state premium tax charge. We may increase this charge to reflect changes in applicable law. This charge may not reflect the actual premium tax charged in your state. Our right to increase this charge is limited in some jurisdictions by law.

FEDERAL TAX CHARGE

       -- We currently deduct 1.25% of each premium payment you make, or $12.50 per $1,000 of premium, as a federal tax charge. We may increase this charge to reflect changes in applicable law.

                           DEDUCTIONS FROM CASH VALUE


     Each month, we will deduct a monthly contract charge, a cost of insurance charge, a Mortality and Expense Risk charge, a per thousand Face Amount charge, a Monthly Asset Allocation Access Charge and a rider charge for the cost of any additional riders from your policy's Cash Value. If you have elected the Expense Allocation feature, the policy charges will be deducted according to those instructions. Otherwise, we will deduct these charges proportionately from each of the Investment Divisions and any unloaned amount in the Fixed Account and/or the DCA Plus Account.


     We will deduct these charges on the Monthly Deduction Day. The Monthly Deduction Day is the same calendar day each month, as determined by the Policy Date. If the Policy Date is prior to the Issue Date, then the first Monthly Deduction Day will be the first occurence of the Monthly Deduction Day after the Issue Date of the Policy. In this case, the deductions made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day, as if the policy were issued on the Policy Date. If we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of your Policy Date on or following the date we receive the initial premium payment.

MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services, including premium collection, record-keeping, processing claims, and communicating with policyowners.


     We currently deduct a monthly contract charge of $15 per month in Policy Years 1-10, and $10 per month in Policy Years 11 and beyond. We guarantee that this charge will never exceed $15 per month in all Policy Years.

CHARGE FOR COST OF INSURANCE PROTECTION

     Each Monthly Deduction Day, we will deduct the cost of insurance charge from the Cash Value of your policy for the cost of providing a Life Insurance Benefit to you. This charge is equal to (1) multiplied by the result of (2) minus (3), where:

          (1) Is the monthly Cost of Insurance rate per $1,000 of Net Amount at Risk;

          (2) Is the number of thousands of Life Insurance Benefit divided by 1.0032737; and


          (3) Is the number of thousands of Cash Value as of the Monthly Deduction Day (before this Cost of Insurance, any applicable contract charge, the monthly per thousand face amount charge, the Monthly Asset Allocation Access Charge and the monthly cost of any riders are subtracted).


     The Net Amount at Risk is (2) minus (3).


     The Life Insurance Benefit varies based upon the Life Insurance Benefit Option chosen. The Cash Value varies based upon the performance of the Investment Divisions selected, interest credited to the Fixed Account and DCA Plus Account, outstanding loans (including loan interest), charges, and premium payments. We determine the initial rate of the monthly cost of insurance based upon our underwriting of your policy. This determination is based on various factors including the insured's issue age, gender, underwriting class, Policy Year and Face Amount. We may change these rates from time to time, based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for your policy. Your cost of insurance charge may vary from month to month depending on changes in cost of insurance rates and the Net Amount at Risk. We calculate the cost of insurance charge separately for the initial Face Amount and any increase in the Face Amount. We expect to profit from this charge. Profits derived from this charge can be used for any corporate purpose.


     We base the guaranteed rates for policies that provide coverage for insureds in substandard underwriting classes on higher rates than for standard or better underwriting classes. If the insured is age 17 or younger when the policy is issued, we base the guaranteed rates on the 2001 Commissioner's Standard Ordinary Mortality Table. If the insured is age 18 or older when the policy is issued and is in a standard or better underwriting class, we base the guaranteed rates on the 2001 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables appropriate to the insured's underwriting class.

MONTHLY PER THOUSAND FACE AMOUNT CHARGE


     We currently deduct a monthly per thousand Face Amount charge that ranges based on issue age of the Insured, risk class, gender, policy duration and Face Amount plus any term insurance benefit. We guarantee that the per thousand charge will never exceed $1.4883 per thousand of Face Amount for LWVUL. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policy.




RIDER CHARGES

     Each month, we deduct any applicable charges for any optional riders you have chosen. (For more information about specific charges, see "Table of Fees and Expenses.")

EXPENSE ALLOCATION


     With the Expense Allocation feature, you choose how to allocate deductions from the Cash Value. These include the monthly contract charge, the monthly cost of insurance charge, the Mortality and Expense Risk charge, the per thousand Face Amount charge, the Monthly Asset Allocation Access Charge and the monthly cost of any riders on the policy. You can instruct us at the time of the application and any time thereafter, to have expenses deducted from the Mainstay VP Cash Management Investment Division, the unloaned portion of the Fixed Account, or a combination of the two.

     If the values in the MainStay VP Cash Management Investment Division and/or the unloaned portion of the Fixed Account are insufficient to pay these charges, we will deduct as much of the charges as possible. The remainder of the charges will be deducted proportionately from each of the Investment Divisions. If you do not instruct us as to how you would like the expenses allocated, these charges will be deducted proportionately from each of the Investment Divisions and any unloaned amount in the Fixed Account and/or DCA Plus Account.

                            SEPARATE ACCOUNT CHARGES

MORTALITY AND EXPENSE RISK CHARGE


       -- Current--We currently deduct a Mortality and Expense Risk charge based on Cash Value in the Separate Account and duration. The Mortality and Expense Risk charge can be reduced based on Separate Account Value and policy duration. Based on these factors, the current charge can range from 0.75% to 0.25% per year.



       -- Guaranteed Maximum--We guarantee that the Mortality and Expense Risk charge will never exceed an annual rate of 0.75%, or $7.50 per $1,000, of the Separate Account Value.


      If the charge is insufficient to cover actual costs and assumed risks, the loss will fall on NYLIAC. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policy.




 MONTHLY ASSET ALLOCATION ACCESS CHARGE



     On each monthly deduction day following the end of the free-look period, we will deduct a Monthly Asset Allocation Access Charge to cover the cost of making available, and administering the delivery of, Advisory Services offered in connection with the policy. We will not deduct this charge unless you elect to receive Advisory Services. If you do elect to receive Advisory Services, we will not begin to deduct this charge until you have engaged the Investment Adviser to provide Advisory Services in connection with the policy and the Separate Account Value is $2,500 or greater. We currently deduct a Monthly Asset Allocation Access Charge at an annual rate of 0.40%, or $4.00 per $1,000, of the Separate Account Value. We can increase this charge but we guarantee that the Monthly Asset Allocation Access Charge will never exceed an annual rate of 0.75%, or $7.50 per $1,000, of the Separate Account Value. We expect to profit from this charge. We may use these funds for any corporate purpose. We may use a substantial portion of these funds to pay the Investment Adviser. We will no longer deduct the fee if you cancel the Advisory Services in connection with your policy, the Separate Account Value is less than $2,000, or your agreement with the Investment Adviser is otherwise terminated. For a description of the tax treatment for these services, see "Federal Income Tax Considerations--Policy-Related Asset Allocation and Investment Advisory Services."


CHARGES FOR FEDERAL INCOME TAXES

     We do not currently deduct a charge for federal income taxes from the Investment Divisions, although we may do so in the future to reflect possible changes in the law.

FUND CHARGES

     Each Investment Division of the Separate Account purchases shares of the corresponding Eligible Portfolio at the net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the Portfolio by the relevant Fund. The advisory fees and other expenses are not fixed or specified under the terms of the policy and may vary from year to year. These fees and expenses are described in the Funds' prospectuses. (See "Table of Fees and Expenses--Fund Annual Expenses" for more information.)

                               TRANSACTION CHARGES




PARTIAL SURRENDER FEE


     When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender.

TRANSFER FEE

     We currently do not charge for transfers made between Investment Divisions. However, we have a right to charge $30 per transfer for any transfer in excess of 12 in a Policy Year.

                                  LOAN CHARGES


     We currently charge an effective annual loan interest rate of 4% in Policy Years 1-10 and 3% in Policy Years 21 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. When you request a loan, a transfer of funds will be made from the Separate Account (or DCA Plus Account, if so requested) to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest.



     When you take a loan against your policy, the loaned amount that we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. For the first 20 Policy Years, the rate we currently credit on loaned amounts is 1% less than the rate we charge for loan interest and the rate we credit on loaned amounts will never be lower than 2% less than the rate we charge for policy loans. Beginning in the Policy Year 21, the rate we currently credit on loaned amounts equals the rate we charge for loan interest and the rate we credit on loaned amounts will never be lower than 0.25% less than the rate we charge for policy loans. There is a possibility that the IRS may treat this preferred loan interest spread as a taxable distribution. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. (See "Loans" for more information.)


                                  RIDER CHARGES


     Under LWVUL, a monthly charge will be deducted if any of the following riders are in effect: the Guaranteed Minimum Death Benefit Rider, the Life Extension Benefit Rider (beginning at age 85), the Monthly Deduction Waiver Rider, the Accidental Death Benefit Rider, the Children's Insurance Rider and the Term Insurance on Other Covered Insured Rider.


     A one-time charge will apply if you exercise the Living Benefits Rider or the Overloan Protection Rider. A one-time payment may also be required if you exercise the Insurance Exchange Rider. See "Table of Fees and Expenses" for more information.

                            DESCRIPTION OF THE POLICY

                                   THE PARTIES

     There are three important parties to the Policy: the POLICYOWNER(S), the INSURED, and the BENEFICIARY(IES). One individual can have one or more of these roles. Each party plays an important role in a Policy.

POLICYOWNER: This person (persons) or entity can purchase and surrender a policy, and can make changes to it, such as:

       -- increase/decrease the Face Amount

       -- choose a different Life Insurance Benefit (except that a change cannot be made to Option 3)

       -- choose/add/delete riders

       -- change a beneficiary

       -- choose/change underlying investment options

       -- take a loan against or take a partial surrender from the Cash
          Surrender Value of the policy


     The current policyowner has the right to transfer ownership to another party/entity. The person having the right to transfer the ownership of the policy must do so by using the Company's approved "Transfer of Ownership" form in effect at the time of the request. Please note that the completed Transfer of Ownership form must be in a form acceptable to us and be sent to VPSC at one of the addresses listed on the first page of this prospectus. When the Company records the change, it will take effect as of the date the form was signed, subject to any payment made or other action taken by the Company before recording. If the current policyowner transfers ownership to another party, or assigns the policy, the Alternative Cash Surrender Value will be terminated. (The ACSV is only in effect for a period of ten years from the Policy Date.) Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who becomes the owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth, and other identifying information. A transfer of ownership request also requires that the new policyowner(s) submit financial and suitability information as well.


INSURED: This individual's personal information determines the cost of the life insurance coverage. The policyowner also may be the insured.

BENEFICIARY: The beneficiary is the person(s) or entity(ies) the policyowner specifies on our records to receive the proceeds from the policy. The policyowner may name his or her estate as the beneficiary.

     Who is named as Policyowner and Beneficiary may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--IRC Section 101(j)--Impact on Employer-Owned Policies" for more information.

                                   THE POLICY


     The policy provides life insurance protection on the named insured and pays Policy Proceeds when the insured dies while the policy is in effect. The policy offers: (1) flexible premium payments where you decide the timing and amount of the payment; (2) a choice of three Life Insurance Benefit Options; (3) access to the policy's Cash Surrender Value through loans and partial surrender privileges (within limits); (4) the ability to surrender the policy within the first 10 Policy Years for the Alternative Cash Surrender Value, (5) the ability to increase or decrease the policy's Face Amount of insurance; (6) a guarantee that the policy will not lapse during the first 10 Policy Years if the specified minimum monthly premiums have been paid; (7) additional benefits through the use of optional riders; and (8) a selection of premium and expense allocation options, consisting of 45 Investment Divisions, a Fixed Account with a guaranteed minimum interest rate, and a DCA Plus Account with a guaranteed minimum interest rate.


     We will pay the designated beneficiary the Policy Proceeds if the policy is still in effect when the insured dies. During the first 10 Policy Years we guarantee that the policy will not lapse so long as the total amount of premiums paid (less any loans and partial surrenders) is at least equal to the minimum monthly premium, shown on the Policy Data Page, multiplied by the number of months the policy has been in force. Your policy will stay in effect as long as the Cash Surrender Value of your policy is sufficient to pay your policy's monthly deductions.


     The policy offers you a choice of: (1) a level Life Insurance Benefit equal to the Face Amount of your policy, (2) a Life Insurance Benefit which varies and is equal to the sum of your policy's Face Amount and Cash Value, or (3) a Life Insurance Benefit that varies and is equal to the sum of your policy's Face Amount and the Adjusted Total Premium. If you choose Life Insurance Benefit Option 2, the Life Insurance Benefit will increase or decrease depending on the performance of the investment options you select. If you choose Life Insurance Benefit Option 3, the Life Insurance Benefit will increase or decrease depending on the premiums paid and any partial surrenders taken. However, in no event will your policy's Life Insurance Benefit be less than the Face Amount of your policy. The death benefit proceeds will be reduced by any outstanding loans and accrued interest and any due and unpaid charges.

HOW THE POLICY IS AVAILABLE

     LWVUL is available as a Non-Qualified policy only.

POLICY PREMIUMS

     Once you have purchased your policy, you can make premium payments as often as you like and for any amount you choose, within limits. Other than the initial premium, there are no required premium payments. However, you may be required to make additional premium payments to keep your policy from lapsing. The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us. (See "Premiums" for more information.)

CASH VALUE


     The Cash Value of this policy at any time is equal to the Separate Account Value plus the value in the Fixed Account and DCA Plus Account. This amount is allocated based on the instructions we receive from you (or from the Investment Adviser on your behalf). A number of factors affect your policy's Cash Value, including, but not limited to:


       -- the amount and frequency of the premium payments;

       -- the investment experience of the Investment Divisions you choose;

       -- the interest credited on the amount in the Fixed Account and DCA Plus
          Account;


       -- the amount of any partial surrenders you make (including any charges you incur as a result of such a surrender); and


       -- the amount of charges we deduct.

     The Cash Value is not necessarily the amount you receive when you surrender your policy. (See "Surrenders" for details about surrendering your policy.)


ALTERNATIVE CASH SURRENDER VALUE



     The Alternative Cash Surrender Value (ACSV) is equal to the Cash Surrender Value of the policy plus the value of the ACSV Benefit (if any) on the date we receive your request for surrender. There is no ACSV after the 10th Policy Year.


          INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA PLUS ACCOUNT


     The balance of your premium payment after we deduct the premium charges is called your net premium. We allocate your net premium among the Investment Divisions available under the policy (See "Management and Organization--Funds and Eligible Portfolios" for our list of available Investment Divisions), the Fixed Account and DCA Plus Account, based on your instructions (or those made by the Investment Adviser on your behalf). You can choose a maximum of 21 investment options for net premium payments from among the 45 Investment Divisions, the Fixed Account and/or DCA Plus Account.


AMOUNT IN THE SEPARATE ACCOUNT

     We use the amount allocated to an Investment Division to purchase accumulation units within that Investment Division. We redeem accumulation units from an Investment Division when amounts are loaned, transferred, partially surrendered, fully surrendered, or deducted for charges or loan interest. We calculate the number of accumulation units purchased or redeemed in an Investment Division by dividing the dollar amount of the transaction by the Investment Division's accumulation unit value. On any given day, the amount you have in the Separate Account is the value of the accumulation units you have in all of the Investment Divisions of the Separate Account. The value of the accumulation units you have in a given Investment Division equals the current accumulation unit value for the Investment Division multiplied by the number of accumulation units you hold in that Investment Division.

     We determine accumulation unit values for the Investment Divisions as of the end of each Valuation Day.


ASSET ALLOCATION AND INVESTMENT ADVISORY SERVICES



     If you elect to receive Advisory Services in connection with the policy, you must enter into a separate agreement with the Investment Adviser. In return, we deduct a Monthly Asset Allocation Access Charge of up to 0.75% of the Separate Account Value to cover the cost of these services, and the expense of making them available and administering their delivery in connection with the policy. (See also "Charges Associated with the Policy--Separate Account Charges--Monthly Asset Allocation Access Charge" for details.) There is no additional charge under the separate agreement with the Investment Adviser for the delivery of the Advisory Services.



     As part of the Advisory Services, your risk tolerance, investment objectives and financial goals for the policy will be assessed. The Investment Adviser will then use this information to determine an appropriate asset allocation model for the policy and the percentage of Separate Account Value that should be allocated to specific investment options. This will be the basis for your premium allocation and Automatic Asset Reallocation (AAR) arrangements. The Investment Adviser will allocate all net premium and make transfers among the investment options on your behalf according to these premium allocation and AAR arrangements, if you have signed a power of attorney authorizing the Investment Adviser to do so. From time to time the Investment Adviser will revise your AAR in response to changes in the asset allocation model.



     Advisory Services will not begin under your agreement with the Investment Adviser until the Separate Account Value is $2,500 or greater and the free-look period has ended. If Separate Account Value is less than $2,500, you will be responsible for premium and investment allocations. You must also sign a power of attorney that will authorize the Investment Adviser to allocate premium, make transfers among the investment options, change your investment objective and/or risk tolerance and revise your Automatic Asset Reallocation arrangements. Once these services have begun and an asset allocation model has been selected, net premium plus any accrued interest will be allocated to the Investment Divisions in the proportions recommended by the Investment Adviser via the premium allocation form. The net premium resulting from additional planned or unplanned premiums payments will be allocated to the Investment Divisions in the same manner. From time to time, the Investment Adviser may make certain changes to the asset allocation model that applies to the policy (for example, to rebalance in response to market events). When this occurs, the Investment Adviser will revise the Automatic Asset Reallocation, and may make transfers, to correspond to the changes in the asset allocation model.



     YOU DO NOT NEED TO ENTER INTO AN AGREEMENT WITH THE INVESTMENT ADVISER, OR USE THE ADVISORY SERVICES, IN ORDER TO PURCHASE A LWVUL POLICY. YOU MAY CANCEL YOUR AGREEMENT WITH THE INVESTMENT ADVISER AT ANY TIME. IN THE EVENT THAT THE ADVISORY SERVICES ARE CANCELLED OR OTHERWISE TERMINATED, THE MONTHLY ASSET ALLOCATION ACCESS CHARGE WILL END ON THE MONTHLY DEDUCTION DAY FOLLOWING THE DATE WE RECEIVE YOUR WRITTEN NOTIFICATION OF THIS CANCELLATION/TERMINATION. THEREAFTER, YOU WILL BE RESPONSIBLE FOR PREMIUM AND INVESTMENT ALLOCATIONS.


AMOUNT IN THE FIXED ACCOUNT AND DCA PLUS ACCOUNT

     You can choose to allocate all or part of your net premium payments to the Fixed Account and, within limits, to the DCA Plus Account. Allocations to the DCA Plus Account may be made only during the first Policy Year.

     The amount you have in the Fixed Account and/or DCA Plus Account equals:

               (1) the sum of the net premium payments you have allocated to the Fixed Account and/or DCA Plus Account;

          plus (2) any transfers you have made from the Separate Account to the Fixed Account (no transfers can be made into the DCA Plus Account);

          plus (3) any interest credited to the Fixed Account and/or DCA Plus Account;

          less (4) any partial surrenders taken from the Fixed Account and/or DCA Plus Account;

          less (5) any charges we have deducted from the Fixed Account and/or DCA Plus Account;

          less (6) any transfers you have made from the Fixed Account and/or DCA Plus Account to the Separate Account.

TRANSFERS AMONG INVESTMENT DIVISIONS, THE FIXED ACCOUNT AND DCA PLUS ACCOUNT


     You can transfer all or part of the Cash Value of your policy: (1) from the Fixed Account to the Investment Divisions of the Separate Account, (2) from the DCA Plus Account to the Investment Divisions of the Separate Account, (3) from the DCA Plus Account to the Fixed Account, (4) from the Investment Divisions of the Separate Account to the Fixed Account, or (5) between the Investment Divisions in the Separate Account. You cannot transfer any portion of the Cash Value of your policy from either the Investment Divisions of the Separate Account or from the Fixed Account to the DCA Plus Account. You may choose to allocate Cash Value to a maximum of 21 of the 45 Investment Divisions, the Fixed Account and/or the DCA Plus Account.


     You can request a transfer under the following conditions:

       -- Maximum Transfer--The maximum amount you can transfer from the Fixed
          Account to the Investment Divisions during any Policy Year is the greater of (1) 20% of the amount in the Fixed Account at the beginning of the Policy Year or (2) $5,000. This means, for example, if you have $50,000 in the Fixed Account, it will take you 8 years to transfer out the entire amount.

       During any period when the interest rate credited on the unloaned amount in the Fixed Account is equal to 3%, the maximum amount you can transfer to the Fixed Account during any Policy Year is the greater of (1) 20% of the total amount in the Investment Divisions at the beginning of the Policy Year or (2) $5,000. This limit, however, will not apply if the Insured was age 80 or older on the most recent policy anniversary. If you have exceeded the transfer limit in any Policy Year during which the limit becomes effective, you cannot make any additional transfers to the Fixed Account during that Policy Year while the limit remains in effect. We will count transfers made in connection with the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options as a transfer toward these maximum limits. Transfers made in connection with DCA Plus will not count toward these maximum transfer limits.

       -- Minimum Transfer--The minimum amount you can transfer from the Investment Divisions or from the Fixed Account is the lesser of (i) $500 or (ii) the total amount in the Investment Divisions or the Fixed Account.

       Minimum transfer limitations do not apply on transfers made from the DCA Plus Account to the Investment Divisions or the Fixed Account.

       -- Minimum Remaining Value--If a transfer will cause the amount you have in the Investment Divisions or the Fixed Account to be less than $500, we will transfer the entire amount in the Investment Divisions and/or Fixed Account you have chosen.

       -- Transfer Charge--We may impose a charge of up to $30 per transfer for each transfer after the first twelve in any Policy Year. We will deduct this charge from amounts in the Investment Divisions and amounts not held as collateral for a loan in the Fixed Account in proportion to amounts in these investment options. We will not count any transfer made in connection with the Dollar Cost

          Averaging, Automatic Asset Reallocation, DCA Plus and Interest Sweep options as a transfer toward the twelve transfer limit.

       -- How to request a transfer:

          (1) submit your request in writing on a form we approve to the Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing);

          (2) use the Interactive Voice Response system at 800-598-2019;


          (3) speak to a customer service representative at 800-598-2010 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. Eastern Time; or


          (4) make your request through the Virtual Service Center (VSC).

         Faxed requests are not acceptable and will not be honored at any time. In addition, we will not accept e-mailed requests or e-mails of imaged, signed requests.


     Transfer requests received after 4:00 p.m. Eastern Time on a Business Day, or on a non-Business Day, will be priced as of the next Business Day. (See "Management and Organization--How to Reach Us for Policy Services" for more information.)


                               LIMITS ON TRANSFERS

     Procedures Designed to Limit Potentially Harmful Transfers--This policy is not intended as a vehicle for market timing. Accordingly, your ability to make transfers under the policy is subject to limitation if We determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

     Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

       -- reject a transfer request from you or from any person acting on your behalf

       -- restrict the method of making a transfer

       -- charge you for any redemption fee imposed by an underlying Fund

       -- limit the dollar amount, frequency or number of transfers.

     Currently, if you or someone acting on your behalf requests EITHER BY TELEPHONE OR ELECTRONICALLY transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, We will send you a letter notifying you that a transfer limitation has been exceeded. If We receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, We will process the transfer request. Thereafter, We will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made through the U.S. mail or an overnight courier and received by VPSC at one of the addresses listed on the first page of this prospectus. We will provide you with written notice when We take this action.

     We currently do not include the following transfers in these limitations, although we reserve the right to include them in the future: transfers to and from the Fixed Account, the first transfer into the Investment Divisions at the expiration of the free look period, the first transfer out of the MainStay VP Cash Management Investment Division within six months of the issuance of a policy, and transfers made pursuant to the Dollar Cost Averaging, Automatic Asset Reallocation, and Interest Sweep options.

     WE MAY CHANGE THESE LIMITATIONS OR RESTRICTIONS OR ADD NEW ONES AT ANY TIME WITHOUT PRIOR NOTICE; YOUR POLICY WILL BE SUBJECT TO THESE CHANGES REGARDLESS OF THE ISSUE DATE OF YOUR POLICY. All transfers are subject to the limits set forth in the prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that We may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

     We apply our limits on transfers procedures to all owners of this policy without exception.

     Orders for the purchase of Eligible Portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Eligible Portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.


     If you elect to receive Advisory Services in connection with your policy, the Investment Adviser, as your representative, will be subject to the same limits on policyholder activity that apply to you. All transactions generated by the Investment Adviser with respect to your policy will be deemed to have been authorized by you.


     Risks Associated with Potentially Harmful Transfers--Our procedures are designed to limit potentially harmful transfers. However, We cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policy.

       -- We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

       -- Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

       -- (1) The underlying Eligible Portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying Eligible Portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying Eligible Portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

          (2) The purchase and redemption orders received by the underlying Eligible Portfolios reflect the aggregation and netting of multiple orders from owners of this policy and other variable policies issued by us. The nature of these combined orders may limit the underlying Eligible Portfolios' ability to apply their respective trading policies and procedures. In addition, if an underlying Eligible Portfolio believes that a combined order we submit may reflect one or more transfer requests from policyowners engaged in potentially harmful transfer activity, the underlying Eligible Portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

       -- Other insurance companies, which invest in the Eligible Portfolios underlying this policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose variable investment options correspond to the affected underlying Eligible Portfolios.

       -- Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

          (1) an adverse effect on Portfolio management, such as:

              a) impeding a Portfolio manager's ability to sustain an investment objective;

              b) causing the underlying Eligible Portfolio to maintain a higher level of cash than would otherwise be the case; or

              c) causing an underlying Eligible Portfolio to liquidate investments prematurely (or otherwise at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying Eligible Portfolio.

          (2) increased administrative and Fund brokerage expenses.

          (3) dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying Eligible Portfolio are made when, and if, the underlying Eligible Portfolio's investments do not reflect an accurate value (sometimes referred to as "time-zone arbitrage" and "liquidity arbitrage").

                    OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

DOLLAR COST AVERAGING

     Dollar Cost Averaging is a systematic method of investing that allows you to purchase shares of any Investment Division(s) at regular intervals in fixed dollar amounts so that the cost of your shares is averaged over time and over various market cycles. You can elect this option as long as the Cash Value is $2,500 or more. To set up Dollar Cost Averaging, you must send a completed form to VPSC at one of the addresses listed on the first page of this prospectus. (See the SAI for more information.)

DOLLAR COST AVERAGING PLUS ACCOUNT ("DCA PLUS ACCOUNT") (MAY BE DISCONTINUED AT ANY TIME)

     The Dollar Cost Averaging Plus program permits you to set up automatic dollar cost averaging using the DCA Plus Account when an initial premium payment (minimum $1,000) is made. The DCA Plus Account must be elected at the time your policy is issued. (See the SAI for more information.)

AUTOMATIC ASSET REALLOCATION


     If you choose this feature, we will reallocate your assets automatically on a schedule you select among the Investment Divisions in order to maintain a predetermined percentage invested in the Investment Division(s) you have selected. You can elect this option as long as the Separate Account Value is $2,500 or more. You must select this feature if the Investment Adviser provides Advisory Services. To set up Automatic Asset Reallocation, you must send a completed form to VPSC at one of the addresses listed on the first page of the prospectus. You may authorize your Registered Representative, registered service assistant, or the Investment Adviser to revise your Automatic Asset Reallocation arrangement. Your Automatic Asset Reallocation will be cancelled if a premium allocation change or transfer is submitted on your behalf that is inconsistent with your current AAR arrangements. You may prevent this cancellation if a conforming Automatic Asset Reallocation change is processed within one Business Day of the inconsistent premium allocation change or transfer. If your AAR is cancelled, the Monthly Asset Allocation Access Charge (if applicable) will end on the Monthly Deduction Day following the date we receive your written notification of this cancellation.

INTEREST SWEEP

     You can instruct us to periodically transfer the interest credited to the Fixed Account into the Investment Division(s) you specify. You can elect this option as long as the amount in the Fixed Account is $2,500 or more. To set up Interest Sweep, you must send a completed form to VPSC at one of the addresses listed on the first page of the prospectus. (See the SAI for more information.)

EXPENSE ALLOCATION

     At any time, you can choose how to allocate certain policy expenses. (See "Charges Associated with the Policy--Deductions from Cash Value" for details.)

UPROMISE ACCOUNT RIDER (AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED)

     The Upromise Rider is available for policies funded directly by you (non-
Section 1035 exchanged policies). For you to qualify for the benefit of this Rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $25 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. (See the SAI for more information.)

                 ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS


     Subject to jurisdictional availability, you can apply for additional benefits by selecting one or more optional riders. With the exception of the Insurance Exchange Rider, Living Benefits Rider (LBR), the Spouse's Paid-Up Insurance Purchase Option Rider, the Overloan Protection Rider, and the Pre-Approved Increase Rider, which are available without any monthly charges, any riders you choose will have their own charges. A one-time charge will be assessed if the Living Benefits Rider and Overloan Protection Rider is exercised and a payment may be required if the Insurance Exchange Rider is exercised. (See "Table of Fees and Expenses" for more information.) The Guaranteed Minimum Death Benefit Rider, Insurance Exchange Rider and Spouse's Paid-Up Insurance Purchase Option Rider must be elected when the policy is issued. All other riders may be elected after the policy is issued. LBR and the Life Extension Benefit (LEB) Rider may be elected at any time up to the rider's maximum issue age.



       -- PRE-APPROVED INCREASE RIDER: As long as this rider is in effect, you may apply for a pre-approved Face Amount increase to the policy, subject to our recommendation, during the first 20 policy years (other than the first) or before the policy anniversary on which the Insured is 65 years of age, whichever is earlier. Our recommendations will result from a review of your need for a Face Amount increase based on standards uniformly applied to all policyholders. No evidence of insurability will need to be submitted with your application for any pre-approved Face Amount increases. The increases will be subject to an annual limit of 10% of the policy's initial face amount or $100,000 (whichever is less) and a total limit of 50% of the policy's initial Face Amount or $500,000 (whichever is less). If within three (3) years of our recommendation to increase the Face Amount of the policy, you do not apply for the lesser of (a) the full amount of that recommended increase or (b) the maximum amount of pre-approved increases available during that three (3) year period, the rider will end and you will no longer be eligible to apply for and receive a pre-approved Face Amount increase to the policy or a recommendation for such face amount increase.


       -- GUARANTEED MINIMUM DEATH BENEFIT RIDER: As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will not lapse even if the policy's Cash Surrender Value is insufficient to cover the current monthly deduction charges. This rider requires that you make certain premium payments into your policy.

       -- LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED DEATH BENEFITS RIDER
          IN MOST JURISDICTIONS): Under this rider, if the Insured has a life expectancy of 12 months or less, you can request a portion or all of the Policy Proceeds as an accelerated death benefit.


       -- LIFE EXTENSION BENEFIT RIDER: This rider provides that on the policy anniversary on which the insured is age 95, the life insurance benefit will continue to be equal to the Life Insurance Benefit of the policy on the date of the insured's death. The charge for this rider will be deducted on each Monthly Deduction Day beginning on the policy anniversary on which the insured is age 85.


       -- SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER: Upon the Insured's death, this rider allows a spouse who is the named beneficiary to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability.

       -- ACCIDENTAL DEATH BENEFIT RIDER: This rider provides an additional death benefit if the Primary Insured's death was caused directly, and apart from any other cause, by accidental bodily injury.

       -- CHILDREN'S INSURANCE RIDER This rider provides a level term insurance benefit on a child, stepchild, or legally adopted child of the insured (a "covered child") who is at least 16 days old and no older than age 18 at the time of issue, and is proposed and accepted for coverage. Insurance on each covered child ends on the earlier of the policy anniversary on which the covered child is age 25 or the policy anniversary on which the insured under the policy is, or would have been, age 65.

       -- INSURANCE EXCHANGE RIDER: This rider allows you to exchange the policy for a new NYLIAC variable universal life policy issued on a new insured using values from your original policy. This rider is included in the policy at no additional cost. (See "Insurance Exchange Rider" in the SAI for more information about the tax considerations of exercising this rider.) This rider may only be exercised once under the Policy. To exercise this rider, you must send a completed Insurance Exchange Rider form to VPSC at one of the addresses listed on the first page of this prospectus.


       -- MONTHLY DEDUCTION WAIVER RIDER: This rider provides for the waiver of monthly deduction charges if the Primary Insured becomes totally disabled. This rider will end on the policy anniversary on which the insured is age 65. When disability begins on or before age 60 and continues to age 65, deductions will be waived to age 95. If disability begins after age 60 and before age 65, deductions will be waived to age 65. Deductions will not be waived for a disability beginning on or after age 65.


       -- TERM INSURANCE ON OTHER COVERED INSURED RIDER: This rider provides term insurance on one or more members of the Primary Insured's immediate family (generally, the spouse and/or children of the insured).

       -- OVERLOAN PROTECTION RIDER: Subject to state availability, your policy will include the Overloan Protection Rider provided that you have elected the Guideline Premium Test as the policy's Life Insurance Qualification Test. (See "Policy Payment Information -- Life Insurance Benefit Options.") When activated, the Overloan Protection Rider guarantees that your policy will not lapse even if the policy's Cash Surrender Value is insufficient to cover the current monthly deduction charges.

          In order to activate the Overloan Protection Rider you must provide us with a written request. A one-time charge will be deducted from the policy's Cash Value on the activation date. There is no charge if the Rider is never activated. In addition, the following conditions must be met upon receipt of your written request:

                    -- The base policy must be in effect for at least 15 years.

                    -- The insured must be at least age 75.

                    -- The Life Insurance Benefit Option elected under the base policy is Option 1.

                    -- The loan value exceeds the Face Amount of the policy in effect at the time of activation.

                    -- The loan value must be equal to or less than 99% of the policy Cash Value after the deduction of the one time rider charge.

                    -- Activation of the rider cannot cause the policy to
                       violate the Guideline Premium Test (GPT) at any duration.

          We will mail a notice to you at your last known address at least 31 days before the end of the policy late period to notify you that the Overloan Protection Rider can be activated. The Overloan Protection Rider will be effective on the Monthly Deduction Day following your written request to activate. Once in effect, the Overloan Protection Rider will prevent your policy from ending. The following changes to your policy will take effect.

                    -- The Life Insurance Benefit Option must be Option 1. If
                       Option 1 is not in effect, it is permanently changed to Option 1 and the Face Amount of the policy will be changed to 101% of the policy's Cash Value.

                    -- Any Cash Value under the policy that is not invested in the Fixed Account will be transferred to the Fixed
                       Account.

                    -- Any riders, except the Overloan Protection Rider, will
                       end.

                    -- No further policy changes, premium payments, transfers, partial surrenders, or full surrenders will be allowed.

                    -- No additional loans or loan repayments will be permitted.

                    -- Loan interest will continue to accrue.

                    -- No further Monthly Deductions will be taken.

          This policy may be purchased with the Overloan Protection Rider, with the intention of accumulating cash value on a tax-free basis over some period (such as, until retirement) and then periodically borrowing from the Policy without allowing the Policy to lapse. Anyone contemplating the purchase of the Policy with the intention of pursuing this strategy or otherwise exercising the "overloan protection" provided under the Overloan Protection Rider should be aware that, among other risks, it has not been ruled on by the IRS or the courts and it may be subject to challenge by the IRS, since it is possible that the loans will be treated as taxable distributions when the Overloan Protection Rider is activated. Moreover, exercising the Overloan Protection Rider may cause your policy to become a modified endowment contract. If your policy becomes a modified endowment contract, all distributions (including loans) made in the Policy Year in which your policy becomes a modified endowment contract and thereafter will be subject to the rules for modified endowment contracts (for a discussion of these rules, see "Federal Income Tax Considerations -- Modified Endowment Contract Status"). In addition, any distributions (including loans) made within two Policy Years prior to the date on which your policy becomes a modified endowment contract will be subject to these special rules. For these purposes, loans include additional accrued and unpaid interest on existing policy loans. For these reasons, you should consider very carefully, after consultation with your tax advisor, whether to exercise the Overloan Protection Rider.

       -- UPROMISE ACCOUNT RIDER: Where available, and assuming you meet the conditions of the rider, we will deposit $25 into your Upromise Account. We discuss this rider under "Options Available At No Extra Cost."

     See the SAI for more information about riders and options.

                                  MATURITY DATE


     Unless the Life Extension Benefit Rider is in effect, beginning on the policy anniversary on which the insured is age 95, the policy's existing Life Insurance Benefit will no longer apply. Instead, your Life Insurance Benefit will be changed to equal the Cash Value of your policy. Once this change takes place, your Life Insurance Benefit will not change.

     One year before your policy's maturity date, we will notify you that on your maturity date you may elect either:

          (1) to receive the Cash Surrender Value of your policy; or

          (2) to continue the policy without having to pay any more cost of insurance charges or contract fees.


     If you do not make an election, the policy will be continued. If the policy is continued, we will continue to assess the Mortality and Expense Risk charge and the Monthly Asset Allocation Access Charge (if applicable) on the Cash Value remaining in the Investment Divisions, and Fund charges. No further planned or unplanned premiums will be allowed. Any riders attached to the policy will end. The federal income tax treatment of a life insurance policy is uncertain after the insured is age 95. See "Federal Income Tax Considerations" for more information. If you choose to surrender your policy, you must submit a written notification, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).


     Please consult your tax advisor regarding the tax implications of these options.

     If your policy is still in effect when the insured dies, we will pay the Policy Proceeds to the beneficiary.

               TAX-FREE "SECTION 1035" INSURANCE POLICY EXCHANGES

     Generally, you can exchange one life insurance policy for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code ("IRC"). Before making an exchange, you should compare both policies carefully. Remember that if you exchange another policy for the one described in this prospectus, you might have to pay a surrender charge on your old policy. Also, some charges may be higher (or lower), and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income and penalty taxes on the exchange. You should not exchange another policy for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest.

     Because the final surrender value of your existing policy will be calculated once the new life insurance policy has been approved for issuance, this final surrender value may be impacted by increases or decreases in policy values that result from market fluctuations during the period between submission of the exchange request and actual processing. The final surrender value may be calculated several Business Days after we receive your exchange request. Please consult your current insurer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.


     If you exchange this policy in a "tax-free exchange" under Section 1035 of the IRC, the ACSV Benefit will not be added to its Cash Surrender Value.


                           24-MONTH EXCHANGE PRIVILEGE

     Within the first 24 months after the Issue Date of your policy, if you decide that you do not want to own a variable policy, you can either: (1) transfer the entire Cash Value to the Fixed Account of your policy, or (2) exchange your policy for a new permanent plan of life insurance that we (or one of our affiliates) offer for this purpose. The new policy will have the same Policy Date, issue age, risk classification, and initial Face Amount as your original policy, but will not offer variable investment options such as the Investment Divisions.

     In order to exchange your policy:

       -- your policy must be in effect on the date of the exchange;

       -- you must repay any unpaid loan (including any accrued loan interest);
          and

       -- you must submit a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus.


     We will process your request for an exchange on the later of: (1) the date you send in your written request along with your policy, or (2) the Business Day on which we receive the necessary payment for your exchange at VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). The policy exchange will be effective on the later of these two dates. The amount applied to your new policy will be the policy's Cash Value plus a refund of all cost of insurance charges taken as of the date of the exchange. The ACSV Benefit (if any) will not be applied to your new policy. Because policy values may increase or decrease due to market fluctuations during the period between submission of the exchange request and actual processing, the Cash Value applied to your new policy may be impacted. Please consult your registered representative for options to potentially mitigate market exposure during the time it will take to process the exchange. We will require you to make any adjustment to the premiums and Cash Value of your variable policy and the new policy, if necessary.



     When you exchange your policy, all riders and benefits for that policy will end, unless otherwise required by law. Requests received after 4:00 p.m. (Eastern Time) on a Business Day, or on a non-Business Day, will be processed as of the next Business Day.


                                    PREMIUMS

     For the purpose of determining whether we require additional underwriting when accepting a premium payment, we classify your premium payments as planned or unplanned premiums. Acceptance of initial and subsequent premium payments is subject to suitability standards.

     The currently available methods of payments are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts or any other method agreed to by us.

     ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS IS SUBJECT TO OUR SUITABILITY STANDARDS.

                                 PLANNED PREMIUM

     When you apply for your policy, you select a premium payment schedule, which indicates the amount and frequency of premium payments you intend to make. The premium amount you select for this schedule is called your "planned premium." It is shown on the Policy Data Page. Factors that should be considered in determining your premium payment are: age, underwriting class, gender, policy Face Amount, Investment Division performance, loans, and riders you add to your policy.


     You can make additional planned or unplanned premium payments at any time up to the Insured's attainment of age 95. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.


                                UNPLANNED PREMIUM

     An unplanned premium is a payment you make that is not part of the premium schedule you choose.


       -- While the insured is living, you may make unplanned premium payments at any time before the policy anniversary on which the insured is age
          95. You can make up to 12 unplanned premium payments in any policy year. However, if payment of an unplanned premium will cause an increase to the Life Insurance Benefit of your policy that is greater than the highest increases it would cause to the Cash Value or Alternative Cash Surrender Value of your policy, we may require proof of insurability before accepting that payment and applying it to your policy. The Life Insurance Benefit increase may occur in order for your policy to continue to qualify as life insurance under the IRC.


       -- If you exchange another life insurance policy to acquire this policy under IRC Section 1035, we will treat the proceeds of that exchange as an unplanned premium.

       -- The minimum unplanned premium amount we allow is $50.

       -- As noted above, we may limit the number and amount of any unplanned premium payments.

     Unplanned premiums must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus. ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS IS SUBJECT TO OUR SUITABILITY STANDARDS.

                        RISK OF MINIMALLY FUNDED POLICIES


     You can make additional planned or unplanned premium payments at any time up to the insured's attainment of age 95. We will require one or more additional premium payments in the circumstance where the Cash Surrender Value of your policy is determined to be insufficient to pay the charges needed to keep your policy in effect. Should the additional payment(s) not be made, your policy will lapse.


     Although premium payments are flexible, you may need to make subsequent premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect. A policy that is maintained with a Cash Surrender Value just sufficient to cover deductions and charges, or that is otherwise minimally funded, more likely will be unable to maintain its Cash Surrender Value because of market fluctuation and performance-related risks. When determining the amount of your planned premium payments, you should consider funding your policy at a level that has the potential to maximize the investment opportunities within your policy and to minimize the risks associated with market fluctuations. (Your policy can lapse even if you pay all of the planned premiums on time.)

                              TIMING AND VALUATION

     Your premium will be credited to your policy on the Business Day that it is received, assuming it is received prior to 4:00 p.m. Eastern Time. Any premiums received after that time will be credited to your policy on the next Business Day.

     The Fund assets making up the Investment Divisions will be valued only on those days that the NYSE is open for trading. Generally, the NYSE is closed on Saturdays, Sundays and major U.S. holidays.

                                    FREE LOOK

     You have the right to cancel your policy, within certain limits. Under the free look provision of your policy, in most jurisdictions, you have 20 days after you receive your policy to return it and receive a refund. You can cancel increases in the Face Amount of your policy under the same time limits. (See "State Variations" for state-by-state details.) To receive a refund, you must return the policy to the VPSC at one of the addresses noted on the first page of the prospectus (or any other address we indicate to you in writing) or to the registered representative from whom you purchased the policy, along with a written request for cancellation in a form acceptable to us.


     We will allocate premium payments you make with your application or during the free look period to our General Account until the end of the free look period. On the Business Day following the free look period, we will allocate the net premium plus any accrued interest to the Investment Divisions you have selected (or that have been selected on your behalf by the Investment Adviser).

     If you cancel your policy, however, we will pay you only the greater of (a) your policy's Cash Value calculated as of the Business Day either the VPSC or the registered representative through whom you purchased it receives the policy along with the written request for cancellation, or (b) the total premium payments you have made, less any loans and any partial surrenders you have taken.

     If you cancel an increase in Face Amount of your policy, we will refund the premium payments you have paid in excess of the planned premiums that are allocated to the increase, less any part of the excess premium payments that we have already paid to you.

                                PREMIUM PAYMENTS

     Premium payments must be mailed to: NYLIAC, 75 Remittance Drive, Suite 3021, Chicago, IL 60675-3021 or by express mail to NYLIAC, Suite 3021, c/o The Northern Trust Bank, 350 North Orleans Street, Receipt & Dispatch, 8(th) Floor, Chicago, IL 60654. ACCEPTANCE OF INITIAL AND SUBSEQUENT PREMIUM PAYMENTS ARE SUBJECT TO OUR SUITABILITY STANDARDS.

     The currently available methods of payment are: direct payment to NYLIAC, pre-authorized monthly deductions from your bank, credit union or similar accounts and any other method agreed to by us.


     When we receive a premium payment, we deduct the sales expense, state premium tax, and federal tax charges that apply. The balance of the premium is called the "net premium." We apply your net premium to the Investment Divisions, the Fixed Account and/or DCA Plus Account, according to your instructions (or the instructions that the Investment Adviser provides on your behalf.)


     If you elect the Guideline Premium Test ("GPT") to determine whether your policy qualifies as life insurance under IRC Section 7702, we may limit your premium payments. If the premiums paid during any Policy Year exceed the maximum amount permitted under the GPT, we will return to you the excess amount within 60 days after the end of the Policy Year. The excess amount of the premiums we return to you will not include any gains or losses attributable to the investment return on those premiums. We will credit interest at a rate of not less than 3% on those premiums from the date such premiums cause the policy to exceed the amount permitted under the GPT to the date we return the premiums to you. (See "Policy Payment Information--Life Insurance Benefit Options" for more information.)


     Premium payments made during the free look period are applied to the General Account. After this period is over, we allocate the net premium, along with any interest credited, to the Investment Divisions of the Separate Account, the Fixed Account, and/or the DCA Plus Account according to the most recent premium allocation election you have given us. You can change the premium allocation any time you make a subsequent premium payment by submitting a revised premium allocation form to one of the addresses listed for payment of subsequent premiums on the first page of this prospectus. Your revised premium allocation selection will be effective as of the Business Day the revised premium allocation is received by VPSC at one of the addresses listed on the first page of this prospectus. Premium allocation selections received after market close will be effective the next Business Day. The allocation percentages must be in whole numbers. (See also "Management and Organization--Registered Representative and Investment Adviser Actions.")


     Check-O-Matic is a service that allows you to authorize monthly electronic deductions from your checking account in order to make premium payments. You can select any day of the month to initiate drafts except the 29th, 30th and 31st. If a draft date is not selected, it will be the Policy Date. A voided blank check must be forwarded along with an application to begin Check-O-Matic. To set up the Check-O-Matic feature, you must submit your request in writing on a form we approve to VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

                PREMIUM PAYMENTS RETURNED FOR INSUFFICIENT FUNDS

     If your premium payment is returned by the bank for insufficient funds, we will reverse the investment options you have chosen and charge you a $20 fee for each returned payment. In addition, if we incur any losses as a result of a returned payment, we will deduct the amount of the loss from your policy's Cash

Value. If an electronic ("Check-O-Matic") premium withdrawal is returned for insufficient funds for two consecutive months, this premium payment arrangement will be suspended until you provide written notification in a form acceptable to us to VPSC at one of the addresses listed on the first page of this prospectus that you wish to resume the arrangement and we agree to do so.

                           POLICY PAYMENT INFORMATION

                       WHEN LIFE INSURANCE COVERAGE BEGINS

     If you have coverage under a conditional temporary agreement and if the policy is issued, the policy will replace the temporary coverage. Your coverage under the policy will be deemed to have begun on the Policy Date.

     In all other cases, if the policy is issued, coverage under the policy will take effect when we receive the initial premium payment that you are required to make when the policy is delivered to you. You can call 1-800-598-2019 to determine if we have received your premium payment.

     The monthly deduction of charges will begin on the first Monthly Deduction Day. If the Policy Date is prior to the Issue Date, the first Monthly Deduction Day will be the first occurrence of the Monthly Deduction Day after the Issue Date of the policy. In this case, the deduction made on the first Monthly Deduction Day will cover the period from the Policy Date until the first Monthly Deduction Day, as if the policy were issued on the Policy Date. However, if we have not received your initial premium payment as of the Issue Date, the first Monthly Deduction Day will be the monthly anniversary of the Policy Date on or following the date we receive the initial premium payment.

                     CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can request to increase or decrease the Face Amount of your policy under certain circumstances once it is in force. The requested increase must be $5,000 or more, but cannot cause the policy's Face Amount to exceed our maximum limit on the risk we retain -- a limit that we set at our discretion. The Face Amount of your policy affects the Life Insurance Benefit to be paid.

     To increase the Face Amount of your policy, you must either contact your registered representative or send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. Any increase to the policy's Face Amount is subject to underwriting and our approval. If an increase to the policy's Face Amount is approved, we will increase the Face Amount on the Monthly Deduction Day on or after the date we approve the increase. You may not make an increase to the policy's Face Amount in the first Policy Year or if the Insured is older than 80.

     You should consider the following consequences when increasing the Face Amount of your policy:

       -- additional cost of insurance charges;

       -- an additional per-thousand face amount charge;

       -- a new suicide and contestability period applicable only to the amount of any increase;



       -- a change in the life insurance percentage applied to the entire policy under Section 7702 of the IRC; and

       -- a possible new seven-year testing period for modified endowment contract status.

     Under certain circumstances, it may be more advantageous to purchase additional term insurance rather than increasing the policy's Face Amount.


     You have the opportunity to apply for additional Face Amount increases to your policy without underwriting, subject to our recommendation, during the first 20 Policy Years (except the first) or until the Insured is 65 years old, whichever is earlier, if you have elected the Pre-Approved Increase Rider. (See "Description of the Policy--Additional Benefits Through Riders and Options--Pre-Approved Increase Rider" for details.)

     Under certain circumstances, you can request a decrease in the Face Amount of your policy. To decrease the Face Amount of your policy, you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus. You should consider the following possible consequences when decreasing the Face Amount of your policy:


       -- a change in the total policy cost of insurance charge; and




       -- adverse tax consequences.

     For more information about changing the Face Amount of your policy, see the SAI.

                                 POLICY PROCEEDS

     We will pay proceeds to your beneficiary when we receive satisfactory proof that the Insured died. These proceeds will equal:

               1) the Life Insurance Benefit calculated under the Life Insurance
                  Benefit option you have chosen, valued as of the date of death; plus

               2) any additional death benefits available under the riders you have chosen; less

               3) any outstanding loans (including any accrued loan interest as of the date of death) on the policy and any unpaid monthly deduction charges.

     We will pay interest on these proceeds from the date the Insured died until the date we pay the proceeds or the date when the payment option you have chosen becomes effective. See "Policy Payment Information--Life Insurance Benefit Options" for more information.

                                     PAYEES

     The beneficiary is the person(s) or entity(ies) you have specified on our records to receive the Policy Proceeds from your policy. You have certain options regarding the policy's beneficiary:

       -- You name the beneficiary when you apply for the policy. The beneficiary will receive the Policy Proceeds after the Insured dies.

       -- You can elect to have different classes of beneficiaries, such as primary and secondary, where these classes determine the order of payment. You may identify more than one beneficiary per class.

       -- To change a revocable beneficiary while the insured is living, you must send a written request in a form acceptable to VPSC to one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

       -- If no beneficiary is living when the insured dies, we will pay the Policy Proceeds to you (the policyowner), or if you are deceased, to your estate, unless we have other instructions from you to do otherwise.

     You can name only those individuals who are able to receive payments on their own behalf as payees or successor payees, unless we agree otherwise. We may require proof of the age of the payee or proof that the payee is living. If we still have an unpaid amount, or there are some payments that still must be made when the last surviving payee dies, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate. We will make this payment in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

                           WHEN WE PAY POLICY PROCEEDS

     If the policy is still in effect, NYLIAC will pay any Cash Surrender Value, partial surrenders, loan proceeds, or the Policy Proceeds generally within seven days after we receive all of the necessary requirements at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

     Under the following situations, payment of proceeds may be delayed:

       -- We may delay payment of any loan proceeds attributable to the Separate
          Account, any partial surrender from the Separate Account, the Cash Surrender Value, or the Policy Proceeds during any period that:

          (1) we are unable to determine the amount to be paid because the NYSE is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission ("SEC") or the SEC declares that an emergency exists; or

          (2) the SEC, by order, permits us to delay payment in order to protect our policyowners.

       -- We may delay payment of any portion of any loan or surrender request, including requests for partial surrenders, from the Fixed Account and/or the DCA Plus Account for up to six months from the date we receive your request.

       -- We may delay payment of the entire Policy Proceeds if we contest the payment. We investigate all death claims that occur within the two-year contestable period. Upon receiving information from a completed investigation, we will make a determination, generally within five days, as to whether the claim should be authorized for payment. Payments are made promptly after the authorization.

       -- Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or "freeze" a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial surrenders, surrenders, loans, or death benefits. If a policy or an account is frozen, the Cash Value would be moved to a special segregated interest-bearing account and held in that account until instructions are received from the appropriate federal regulator.

       -- If you have submitted a recent check or draft, we have the right to defer payment of any surrender, loans, death benefit proceeds, or payments under a settlement option until such check or draft has been honored. It may take up to 15 days for a check to clear through the banking system.

     We add interest at an annual rate of 3% (or at a higher rate if required by law) if we delay payment of a partial surrender or Cash Surrender Value for 30 days or more.

     We add interest to Policy Proceeds from the date of death to the date of payment at the same rate as we pay under the Interest Payment Option (or at a higher rate if required by law).

                                  DEATH CLAIMS

     The beneficiary can elect to have the Policy Proceeds paid into an interest-bearing account opened in the beneficiary's name. Within seven days of our receipt of due proof of death and payment instructions at the VPSC at one of the addresses listed on the first page of this prospectus, we will provide the beneficiary with a checkbook to access these funds from the account. The beneficiary can withdraw all or a portion of the Policy Proceeds at any time, and will receive interest on the proceeds remaining in the account. The account is part of our General Account, is not FDIC insured, and is subject to the claims of our creditors. We may receive a benefit from the amounts held in the account. See "Policy Payment Information--Life Insurance Benefit Options" for more information.


     Alternatively, we will pay the Policy Proceeds in one sum, subject to any payment we made before notification of death. There are two payment options from which to choose: an Interest Accumulation Option and an Interest Payment Option. If any payment under these options is less than $100, we may pay any unpaid amount or present value in one sum.

     Any Policy Proceeds will be paid in cash and bear interest compounded each year from the date of the Insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year (or a higher rate if required by law).

       -- Interest Accumulation Option (Option 1 A)
           Under this option, the portion of the Policy Proceeds the beneficiary chooses to keep with us will earn interest each year. The beneficiary can make partial surrenders from this amount at any time in sums of $100 or more. We will pay interest on the sum withdrawn up to the date of the partial surrender.

       -- Interest Payment Option (Option 1 B)
           Under this option, we will pay interest on all or part of the Policy Proceeds you choose to keep with us. You elect the frequency of the interest payments we make: once each month, every three months, every six months or once each year.

                      ELECTING OR CHANGING A PAYMENT OPTION

     While the insured is living, you can elect or change your payment option. To change your payment option, you must send a written request to VPSC in a form acceptable to us at one of the addresses listed on the first page of this prospectus. You can also name or change one or more of the beneficiaries who will be the payee(s) under that option. (See "Policy Payment
Information--Payees" for more information.)

     After the insured dies, any person who is entitled to receive Policy Proceeds in one sum (other than an assignee) can elect a payment option and name payees. The person who elects a payment option can also name one or more successor payees to receive any amount remaining at the death of the payees. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the payment option has the right to advance or assign payments, take the payments in one sum, change the payment option, or make any other change, only if the person who elects the payment option notifies us in writing and we agree.

                         LIFE INSURANCE BENEFIT OPTIONS

     Under your policy, the Life Insurance Benefit depends on the Life Insurance Benefit option you choose. Your policy offers three options:

     OPTION 1-- The Life Insurance Benefit under this option is equal to the policy's Face Amount. Except as described below, your Life Insurance Benefit under this option will be a level amount.

     OPTION 2-- The Life Insurance Benefit under this option is equal to the policy's Face Amount plus the policy's Cash Value on the date of death. The Life Insurance Benefit under this option will vary with the policy's Cash Value. Cash Value varies due to performance of the Investment Divisions selected, interest credited to the Fixed Account and/or the DCA Plus Account, outstanding loans (including loan interest), charges, and premium payments. Your Life Insurance Benefit will never be less than your policy's Face Amount.

     OPTION 3-- The Life Insurance Benefit under this option is equal to the policy's Face Amount plus the Adjusted Total Premium. The Life Insurance Benefit under this option will vary with the policy's Adjusted Total Premium (total premiums paid minus any partial surrenders). Your Life Insurance Benefit will never be less than your policy's Face Amount.


     We determine the Life Insurance Benefit as of the date of the insured's death. Under any of the options, your Life Insurance Benefit may be larger if the greater of the policy's Cash Value or the Alternative Cash Surrender Value, multiplied by the minimum percentage necessary for the policy to qualify as life insurance under IRC Section 7702, is greater than the amount calculated under the option you have chosen. You can find this percentage on the Policy Data Page.

     Under Section 7702, a policy will generally be treated as life insurance for federal tax purposes if, at all times, it meets either the Guideline Premium Test ("GPT") or the Cash Value Accumulation Test ("CVAT"). You must choose either the GPT or CVAT before the policy is issued. Once the policy is issued, you may not change to a different test. The Life Insurance Benefit will vary depending on which test is used.


     The GPT has two components, a premium limit component and a corridor component. The premium limit restricts the amount of premium that can be paid into a policy. The corridor requires that the Life Insurance Benefit be at least a certain percentage (varying each year by the age of the insured) of the greater of the Cash Value or the Alternative Cash Surrender Value. The CVAT does not have a premium limit, but does have a corridor that requires that the Life Insurance Benefit be at least a certain percentage (varying based on age, gender, and risk class of the insured) of the greater of the Cash Value or the Alternative Cash Surrender Value.


     The corridor under the CVAT is different than the corridor under the GPT. Specifically, the CVAT corridor requires more Life Insurance Benefit in relation to Cash Value than is required by the GPT corridor. Therefore, as your Cash Value increases, your Life Insurance Benefit will increase more rapidly under CVAT than it would under GPT.

     Your policy will be issued using the GPT unless you choose otherwise. In deciding whether or not to choose the CVAT, you should consider that the CVAT generally permits more premiums to be contributed to a policy, but may require the policy to have a higher Life Insurance Benefit.

     Assuming your Life Insurance Benefit does not increase in order to meet the requirements of IRC Section 7702, and assuming the same Face Amount and premium payments under these options:

       -- If you choose Option 1, your Life Insurance Benefit will not vary in amount, and generally you will have lower total policy cost of insurance charges and lower Policy Proceeds.

       -- If you choose Options 2 or 3, your Life Insurance Benefit will vary with your policy's Cash Value or Adjusted Total Premium, and you will generally have higher total policy cost of insurance charges and higher Policy Proceeds than under Option 1.

     (See the SAI for examples of the impact of these tests on sample Life Insurance Benefit options).

     Tax law provisions relating to "employer-owned life insurance contracts" may impact whether and to what extent the Life Insurance Benefit may be received on a tax-free basis. You may be required to take certain actions before acquiring the Policy in order to ensure that such Benefit may be received on a tax-free basis. See the discussion under "Federal Income Tax Considerations--IRC
Section 101(j)--Impact on Employer-Owned Policies" for more information.

CHANGING YOUR LIFE INSURANCE BENEFIT OPTION


     You can change the Life Insurance Benefit option for your policy to Option 1 or Option 2 while the insured is alive. (Changes to Option 3 are not permitted.) We may, however, prohibit you from changing the Life Insurance Benefit option if the change would (1) cause the Face Amount of the policy to be less than the policy minimum, (2) cause the policy to fail to qualify as life insurance under Section 7702 of the IRC or (3) cause the policy's Face Amount to exceed our limits on the risk we retain, which we set at our discretion. Option changes are not permitted: (1) on or after the policy anniversary on which the insured is age 95 or (2) when the No-Lapse Guarantee has been invoked.


 CHANGES FROM OPTION 1 TO OPTION 2


      If you change from Option 1 to Option 2, we will decrease the Face Amount of your policy by the amount of the Cash Value, so that your Life Insurance Benefit immediately before and after the change remains the same.




 CHANGES FROM OPTION 2 TO OPTION 1


      If you change from Option 2 to Option 1, we will increase the Face Amount of your policy by the amount of the Cash Value, so that your Life Insurance Benefit immediately before and after the change remains the same.

 CHANGES FROM OPTION 3 TO OPTION 1

      If you change from Option 3 to Option 1, we will increase the policy's Face Amount by the amount of Adjusted Total Premiums, so that your Life Insurance Benefit immediately before and after the change remains the same.


 CHANGES FROM OPTION 3 TO OPTION 2


      If you change from Option 3 to Option 2 at a time when the Cash Value is greater than the Adjusted Total Premium, we will decrease the Face Amount of your policy by the difference between the Cash Value and the Adjusted Total Premium so that your Life Insurance Benefit immediately before and after the change remains the same.


      If you change from Option 3 to Option 2 at a time when the Cash Value is less than the Adjusted Total Premium, we will increase the Face Amount of your policy by the difference between the Adjusted Total Premium and the Cash Value so that your Life Insurance Benefit immediately before and after the change remains the same.




     In order to change your Life Insurance Benefit option, you must submit a signed written request to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We will change your Life Insurance Benefit option on the Monthly Deduction Day on or after the date we receive your written request. Changing your Life Insurance Benefit Options may have tax consequences. You should consult a tax adviser before changing your Life Insurance Benefit Option.


     (See the SAI for examples of how an option change can impact your Life Insurance Benefit.)

                          ADDITIONAL POLICY PROVISIONS

                  LIMITS ON OUR RIGHTS TO CHALLENGE YOUR POLICY

     Generally, we must bring any legal action contesting the validity of your policy within two years of the Issue Date, including any action taken to contest a Face Amount increase as a result of a change in the Life Insurance Benefit option. For any increase(s) in Face Amount, this two-year period begins on the effective date of the increase or payment. If this policy ends and is reinstated, we will not contest the policy after it has been in effect during the lifetime of the insured for two years from the date of reinstatement.

                                     SUICIDE


     If the death of the insured is a result of suicide within two years of the Issue Date, we will pay a limited life insurance benefit in one sum to the beneficiary. The limited life insurance benefit is the total amount of premiums, less any outstanding loans (including accrued loan interest) and/or partial surrender benefits paid. If a suicide occurs within two years of the effective date of a Face Amount increase, we will only pay the total cost of insurance charges We deducted from the Cash Value for the increase. No new suicide exclusion period will apply if the Face Amount increase was due solely to a change in the Life Insurance Benefit Option.

                          MISSTATEMENT OF AGE OR GENDER


     If the policy application misstates the insured's age or gender, we will adjust the Cash Value, the Cash Surrender Value, the Alternative Cash Surrender Value (if applicable), and the Life Insurance Benefit to reflect the correct age and gender. We will adjust the Policy Proceeds provided by your policy based on the most recent mortality charge for the correct date of birth.


                                   ASSIGNMENT


     While an Insured is living, you can assign this policy as collateral for a loan or other obligation. In order for this assignment to be binding on us, we must receive a signed copy of such assignment at the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing). We are not responsible for the validity of any assignment. If your policy is a modified endowment contract, assigning your policy may result in taxable income to you. (See "Federal Income Tax Considerations" for more information.) If you assign the policy, the Alternative Cash Surrender Value will be terminated. The ACSV is only in effect for a period of ten years from the Policy Date.


                                   SURRENDERS

                               PARTIAL SURRENDERS

     You can request a partial surrender from your policy if: (1) the insured is living, (2) the partial surrender being requested is at least $100, and (3) the partial surrender will not cause the policy to fail to qualify as life insurance under IRC Section 7702.

AMOUNT AVAILABLE FOR A PARTIAL SURRENDER


     You may request a partial surrender from the policy for an amount up to the Cash Surrender Value of your policy. We process a partial surrender at the price next determined after we receive your written request. If a partial surrender would cause the policy's Face Amount to fall below the minimum Face Amount requirement of $100,000, we reserve the right to require a full surrender. See "Surrenders--Partial Surrenders--The Effect of a Partial Surrender" for more information on how a partial surrender can reduce your Face Amount, as applicable. The ACSV Benefit is only used to calculate the Alternative Cash Surrender Value that is payable in the event of a full surrender. Because the ACSV Benefit is not included as part of Cash Surrender Value, it is not available for partial surrenders.


REQUESTING A PARTIAL SURRENDER


     You can request a partial surrender from your policy by sending a written request to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing) or by calling 1-800-598-2019. Faxed requests are not acceptable and will not be honored at any time. Please note that partial surrender requests (1) for amounts greater than $25,000, or (2) made from policies that are (a) less than 90 days old or (b) have effected an address or ownership change within 30 days of such partial surrender request must be made in writing and sent to VPSC at one of the addresses listed on the first page of this prospectus.


     We will pay any partial surrenders generally within seven days after we receive all of the necessary documentation and information. However, we may delay payment under certain circumstances. (See "Policy Payment
Information--When We Pay Policy Proceeds" for more information.)

     Unless you choose a later effective date, your requested partial surrender will be effective on the date we receive your written request. However, if the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, then the requested partial surrender will be effective on the next Business Day.

     When you make a partial surrender, we reserve the right to deduct a fee, not to exceed $25, for processing the partial surrender. You can specify how much of the partial surrender you want taken from the amount you have in each of the Investment Divisions, the Fixed Account and/or DCA Plus Account. If you do not specify how you would like your partial surrender allocated, we will deduct the partial surrender and any partial surrender fee from the Investment Divisions, the Fixed Account and/or the DCA Plus Account in proportion to the amounts you have in each of these investment options. If you request a partial surrender that is greater than the amount in the Investment Divisions, the Fixed Account and/or the DCA Plus Account you have chosen, we will reduce the amount of the partial surrender to the amount available and pay you that amount. If the Overloan Protection Rider is activated, you may not request a partial surrender.


     A partial surrender may result in taxable income to you. (See "Federal Income Tax Considerations" for more information.)



PERIODIC PARTIAL WITHDRAWALS


     After the first Policy Year, you may elect to receive regularly scheduled withdrawals from the policy. These periodic partial withdrawals (PPWs) can be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals, and the day of the month for the withdrawals to be made (may not be the 29th, 30th, or 31st of a month). In order to process a PPW, NYLIAC must receive a request in writing no later than five Business Days prior to the date the withdrawals are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following receipt of your request. We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day). The minimum amount of withdrawal is $100, or such lower amount as we may permit. PPWs may be taxable transactions, and the 10% penalty tax provisions may be applicable. You can specify which Investment Divisions and/or Fixed Account from which the periodic withdrawals will be made. If you do not specify, we will withdraw money on a pro rata basis from each Investment Division and/or the Fixed Account. PPWs cannot be elected when the policy's Face Amount is below the minimum Face Amount. If the policy's Cash Surrender Value falls below $2,000, the PPW arrangement will be suspended. The PPW arrangement will be terminated if the Overloan Protection Rider is activated. The ACSV Benefit is only used to calculate the Alternative Cash Surrender Value payable in the event of a full surrender. Because the ACSV Benefit is not included as part of Cash Surrender Value, it is not available for periodic partial withdrawals.


THE EFFECT OF A PARTIAL SURRENDER


     When you make a partial surrender, we reduce your Cash Value, Alternative Cash Surrender Value and Cash Surrender Value by the amount of the partial surrender and any applicable partial surrender fee.



       -- OPTION 1


        If you have elected Life Insurance Benefit Option 1, we reduce your policy's Face Amount by the difference between:

           (1) the amount of the surrender; and

           (2) the greater of:


               (a) the Cash Value of the policy immediately prior to the surrender, minus the Face Amount divided by the applicable percentage for the Insured's age at the time of the partial surrender, as shown on the Policy Data Page, or


               (b) zero.

       If the above results in zero or a negative amount, we will not adjust the Face Amount of your policy.

       -- OPTION 2

           If you have elected Life Insurance Benefit Option 2, we will not reduce your policy's Face Amount.

       -- OPTION 3

           If you have elected Life Insurance Benefit Option 3, the Adjusted Total Premium will be reduced by the amount of the surrender proceeds. A reduction of the Adjusted Total Premium will never cause the Adjusted Total Premium to be less than zero. For policies where the Adjusted Total Premium is less than the amount of the surrender, the Face Amount of the policy will be reduced by the difference between:

           (1) the amount of the surrender, less the Adjusted Total Premium amount immediately prior to the surrender; and

           (2) the greater of:


               (a) the Cash Value of the policy immediately prior to the partial surrender, less the Adjusted Total Premium, minus the Face Amount divided by the applicable percentage for the Insured's age at the time of the surrender, as shown on the Policy Data Page, or


               (b) zero.

       If the above results in zero or a negative amount, we will not adjust the Face Amount of your policy.


     Any decrease in the Face Amount caused by the partial surrender will first be applied against the most recent increase in Face Amount (including any applied for under the Pre-Approved Increase Rider). It will then be applied to other increases in Face Amount and then to the initial Face Amount in the reverse order in which they took place.


                                 FULL SURRENDERS

CASH SURRENDER VALUE


     The Cash Surrender Value of your policy is the amount we will pay you if you request a full surrender of your policy. The Cash Surrender Value of your policy is equal to the Cash Value of the policy less any outstanding policy loans (including any accrued loan interest). Since the Cash Value of the policy fluctuates with the performance of the Investment Divisions and the interest credited to the Fixed Account and the DCA Plus Account, the Cash Surrender Value may be more or less than the total premium payments you have made less any applicable fees and charges. You can surrender your policy for its Cash Surrender Value at any time while the insured is living. If the Overloan Protection Rider is activated, you may not request a full surrender.



ALTERNATIVE CASH SURRENDER VALUE



     For a period of ten years from the Policy Date, while the insured is still living, you may surrender the policy for the Alternative Cash Surrender Value. The ACSV is equal to the Cash Surrender Value plus the value of the ACSV Benefit. The ACSV Benefit is equal to a percentage of the sum of all sales expense charges, state premium tax charges, federal tax charges, and the monthly per thousand Face Amount charges that have been deducted from issue. The ACSV Benefit will be amortized beginning with the 13th policy month and continuing through the end of the 10th Policy Year. We will also credit interest on the ACSV Benefit.



     Upon our receipt of your request to surrender this policy in full during the first ten Policy Years, we will increase the current ACSV Benefit by any sales expense charges, state premium tax charges and federal tax charges that have been deducted from premium payments received since the last Monthly Deduction Day. We will then pay you the ACSV.

     You are eligible to receive the ACSV provided that (i) the policy has not been assigned, including an assignment made as part of an exchange under IRC section 1035 and (ii) that the owner has not been changed. The ACSV Benefit is only used to calculate the Alternative Cash Surrender Value payable in the event of a full surrender of the policy in the ten years from the Policy Date. The ACSV is not available to support the Monthly Deduction Charges or for purposes of a loan, partial withdrawal, periodic partial withdrawal or reinstatement.



     The value of your ACSV Benefit for policy month 1 through the end of the 10th Policy Year, as calculated on each Monthly Deduction Day, is equal to the sum of a + b + c - d + e, where:



     (a) = the current ACSV Benefit*;



     (b) = a percentage of any sales expense charges, state premium tax charges and federal tax charges deducted from premiums paid since the last Monthly Deduction Day;



     (c) = a percentage of the current month's per thousand Face Amount charge;



     (d) = the monthly amortization of (a + b + c) using the current Policy Year amortization rate listed below; and



     (e) = the interest credited on the amount a + b + c - d



           * In policy month 1, and before any premiums have been applied, (a) will equal zero.



           The percentage cited in (b) + (c) above is the following:



Policy Year 1.............................................................   90%
Policy Year 2.............................................................   80%
Policy Year 3.............................................................   70%
Policy Years 4-10.........................................................   60%
Policy Years 11 and after.................................................    0%






     The amortization rate cited in (d) above varies by Policy Year. It is:



Policy Year 1.............................................................    0%
Policy Year 2.............................................................   30%
Policy Years 3-6..........................................................   40%
Policy Year 7.............................................................   45%
Policy Year 8.............................................................   65%
Policy Year 9.............................................................   90%
Policy Year 10............................................................   99%




     At the end of Policy Year 10, the ACSV Benefit will equal zero. You do not receive the ACSV on a 1035 exchange, as part of a Life Insurance Benefit payment, or, unless we agree, in the event the policy is assigned. In any of these circumstances, there is no ACSV Benefit.



     Upon any reinstatement of the policy, the ACSV Benefit will equal zero. We will then calculate the value of this benefit from the period beginning on the reinstatement date up to the 10th policy anniversary. At reinstatement, the amortization of the ACSV Benefit will be calculated based on the number of months remaining in the ten-year period.


REQUESTING A SURRENDER

     To surrender the policy, you must send written notification, in a form acceptable to us, to the VPSC at one of the addresses listed on the first page of this prospectus (or any other address we indicate to you in writing).

WHEN THE SURRENDER IS EFFECTIVE

     Your surrender will be effective as of the end of the Business Day VPSC receives your written request. If, however, the day we receive your request is not a Business Day or if your request is received after the closing of regular trading on the New York Stock Exchange, the requested surrender will be effective on the next Business Day. Generally, we will mail the surrender proceeds within seven days after the effective date, subject to the limits explained in the "Policy Payment Information--When We Pay Policy Proceeds" section. A surrender may result in taxable income and a penalty tax to you. (See "Federal Income Tax Considerations" for more information.)

                                      LOANS

     You can borrow any amount up to the loan value of the policy. The loan value at any time is equal to: ((100% - a) x b) - c, where:

    a = the current loan interest rate;
    b = the policy's Cash Surrender Value; and

    c = the sum of three months of Monthly Deductions.



     The ACSV Benefit is not included as part of Cash Surrender Value and is therefore not available for loans.


     Your policy will be used as collateral to secure this loan. Any amount that secures a loan remains part of your policy's Cash Value but is transferred to the Fixed Account. We credit any amount that secures a loan (the loaned amount) with an interest rate that we expect to be different from the interest rate we credit on any unloaned amount in the Fixed Account and/or DCA Plus Account. If the Overloan Protection Rider is activated, you may not take any additional loans or make any additional loan repayments.

                      YOUR POLICY AS COLLATERAL FOR A LOAN


     When you request a loan, a transfer of funds will be made from the Separate Account (and/or the DCA Plus Account, if so requested) to the Fixed Account so that the Cash Value in the Fixed Account is at least 100% of the requested loan plus any outstanding loans, including accrued loan interest. We will transfer these funds from the Investment Divisions of the Separate Account and/or from the DCA Plus Account in accordance with your instructions or, if you have not provided us with any instructions, in proportion to the amounts you have in each Investment Division. While any policy loan is outstanding, we will not allow you to make any partial withdrawals or transfer any funds from the Fixed Account if the partial withdrawal or transfer would cause the cash value of the Fixed Account to fall below 100% of all outstanding loans including accrued loan interest. Additionally, if the monthly deductions from Cash Value will cause the Cash Value of the Fixed Account to fall below the total amount of all outstanding policy loans and any accrued loan interest, we will take these deductions first from the Investment Divisions in proportion to the amounts you have invested and then from the DCA Plus Account.


                                  LOAN INTEREST


     We currently charge an effective annual loan interest rate of 4% in Policy Years 1-10, and 3% in Policy Years 21 and beyond. We may increase or decrease this rate but we guarantee that the rate will never exceed 6%. We will determine the loan interest rate at least once every twelve months, but not more frequently than once every three months. If we increase the rate, we will not increase it by more than 1% per calendar year.


                  INTEREST ON THE CASH VALUE HELD AS COLLATERAL


     When you take a loan against your policy, the loaned amount that we hold in the Fixed Account may earn interest at a different rate from the rate we charge you for loan interest. The rate on the loaned amount in the Fixed Account may also be different from the rate we credit on other amounts in the Fixed Account or amounts in the DCA Plus Account. We guarantee that the interest rate we credit on loaned amounts will always be at least 3%. For the first twenty Policy Years, we guarantee that the rate we credit on loaned amounts will never be less than 2% less than the rate we charge for policy loans. Currently, for the first twenty Policy Years, the rate we expect to credit on loaned amounts is 1% less than the rate we charge for loan interest. Beginning in Policy Year 21, we guarantee that the rate we credit on loaned amounts will never be 0.25% less than the rate we charge for policy loans. Currently, beginning in Policy Year 21, the rate we expect to credit on loaned amounts is equal to the rate we charge for loan interest. There is a possibility that the IRS may treat this preferred loan interest spread as a taxable distribution. The interest earned on amounts held as collateral for the policy loan will remain in the Fixed Account.


                            WHEN LOAN INTEREST IS DUE

     The interest we charge on a loan accrues daily and is payable on the earliest of the following dates:

     -- the policy anniversary;

     -- the date you increase or repay a loan;

     -- the date of a new loan;

     -- the date you surrender the policy;

     -- the date the policy lapses;

     -- the date on which the insured dies; or

     -- any other date we specify.

     Any loan interest due on a policy anniversary that you do not pay will be charged against the policy as an additional loan. You should be aware that the larger the loan becomes relative to the Cash Value, the greater the risk that the remaining Cash Surrender Value may not be sufficient to support the policy charges and expenses, including any loan interest due, and the greater the risk of the policy lapsing.

                                 LOAN REPAYMENT

     You can repay all or part of a policy loan at any time while your policy is in effect. We will consider any payment we receive from you while you have a loan outstanding to be a premium payment unless you tell us in writing that it is a loan repayment. When a loan repayment is received, we will first use the money to cancel all or part of any outstanding loan which was originally taken from the Fixed Account and/or DCA Plus Account. Any remaining portion of the loan payment will be allocated to the Investment Divisions in the same proportion as the amount of money you have in each Investment Division on the date of the loan repayment, unless you indicate otherwise and we agree. Repayments of loans from the DCA Plus Account will be allocated to the Fixed Account. Loan payments must be sent to NYLIAC at one of the addresses listed on the first page of this prospectus.

                              EXCESS LOAN CONDITION


     If the amount of any unpaid loans (including any accrued loan interest) is greater than the Cash Value of your policy, we will mail a notice to you at your last known address. We will also send a copy of the notice to the last known assignee, if any, on our records. If you do not pay the necessary amount within 31 days after the day we mail you this notice, we will terminate your policy. This could result in a taxable gain to you.


                           THE EFFECT OF A POLICY LOAN

     A loan, repaid or not, has a permanent effect on your Cash Value. This effect occurs because the investment results of each Investment Division apply only to the amounts remaining in such Investment Divisions. The longer a loan is outstanding, the greater the effect on your Cash Value. The effect could be favorable or unfavorable. If the Investment Divisions earn more than the annual interest rate credited on loaned amounts held in the Fixed Account, your Cash Value will not increase as rapidly as it would have had no loan been made. If the Investment Divisions earn less than the interest on loaned amounts held in the Fixed Account, then your Cash Value may be greater than it would have been had no loan been made. If not repaid, the aggregate amount of the outstanding loan principal and any accrued interest will reduce the Policy Proceeds that might otherwise be payable.

     In addition, unpaid loan interest generally will be treated as a new loan under the IRC. If the policy is a modified endowment contract, a loan may result in taxable income and penalty taxes to you. In addition, for all policies, if the loans taken, including unpaid loan interest, exceed the premiums paid, policy surrender or policy lapse will result in a taxable gain to you. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount. (See "Federal Tax Considerations" for more information.) Loans can affect the 10-year No Lapse Guarantee.

                          TERMINATION AND REINSTATEMENT

                                   LATE PERIOD

     The late period is the 62 days following the Monthly Deduction Day on which the Cash Surrender Value of your policy is insufficient to pay the monthly deductions from Cash Value for the next policy month. During this period, you have the opportunity to pay any premium needed to cover any overdue charges. We will mail a notice to your last known address stating this amount. We will send a copy of the notice to the last known assignee, if any, on our records. We will mail these notices at least 31 days before the end of the late period. Your policy will remain in effect during the late period. However, if we do not receive the required payment before the end of the late period, we will terminate your policy without any benefits. No new loans or partial surrenders may be taken during the late period. If your policy has the No-Lapse Guarantee, it may prevent your policy from terminating during the first ten years.

     If the insured dies during the late period, we will pay the Policy Proceeds to the beneficiary. We will reduce the Life Insurance Benefit by the amount of any unpaid loan and accrued loan interest and by any unpaid monthly deductions due from the Cash Value for the full policy month(s) from the beginning of the late period through the policy month in which the insured dies.

                               NO-LAPSE GUARANTEE

     The no-lapse guarantee ensures that the policy will remain in effect during the first ten Policy Years if it passes a minimum premium test. In order to pass that test, the total premiums you have paid into the policy (adjusted for loans or partial surrenders you have taken) must be at least equal to the minimum monthly premium payment amount of the policy, as shown on the Policy Data Page, multiplied by the number of Monthly Deduction Days that the policy has been in effect.

     If the policy passes the minimum premium test, it will not enter the late period even if the Cash Surrender Value on a Monthly Deduction Day is insufficient to pay for the monthly deductions from Cash Value for the next policy month. Rather, we will deduct the charges from your Cash Surrender Value to the extent possible. We will defer the deduction of any amount that exceeds the Cash Surrender Value until the end of the guarantee period. When the guarantee period ends, if there is insufficient Cash Surrender Value to cover the current and any deferred monthly charges, you will be sent a bill. If that bill is not paid, the policy will end.

     The No-Lapse Guarantee will end on the tenth policy anniversary.

                              REINSTATEMENT OPTION

     If your policy has ended, you can request that we reinstate your policy if all of these conditions are met:

       -- you send a written request for reinstatement, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of this prospectus, within five years after your policy is ended;

       -- the insured is alive; and

       -- you have not surrendered your policy for its Cash Surrender Value.

     Keep in mind that a termination and subsequent reinstatement may cause your policy to become a modified endowment contract. Modified endowment contracts are subject to less favorable tax treatment on partial surrenders or amounts borrowed from the policy.

     Before we reinstate your policy, we must also receive the following:

          (1) a payment equal to an amount sufficient to keep the policy in effect for at least three months (including any monthly deductions due and unpaid at time of lapse), and

          (2) satisfactory evidence of insurability, if your reinstatement request is more than 31 days after the end of the late period.

     We will apply your payment to the Investment Divisions and/or the Fixed Account as of the Business Day we receive it and in accordance with your instructions at the time you make such payment. Payments received after 4:00 p.m. (Eastern Time) on any Business Day, or any non-Business Day, will be credited on the next Business Day.

     The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve your request for reinstatement. The approval for reinstatement is contingent upon our receipt from you of the reinstatement payment due, which is the amount specified in (1) above.

     If we reinstate your policy, the Face Amount for the reinstated policy will be the same as it would have been if the policy had not terminated.


     The Cash Value of the reinstated policy will be the Cash Value at the time the policy lapsed. We will deduct any unpaid loan and accrued loan interest from this Cash Value, or any unpaid loan can be repaid together with loan interest, up to 6% compounded annually, from the end of the late period to the date of reinstatement. If the policy lapses before the tenth policy anniversary, the value of the ACSV Benefit will be zero on the date of lapse. Reinstatement of the policy will also reinstate the ACSV Benefit whose value will begin at zero. We will then calculate the value of the ACSV Benefit from the period beginning on the reinstatement date up to the tenth policy anniversary. At reinstatement, the amortization of the ACSV Benefit will be calculated based on the number of months remaining in the ten-year period.




                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC ("NYLIFE Distributors"), the underwriter and distributor of the policy, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. ("FINRA") as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.


     The policy is sold by registered representatives of NYLIFE Securities LLC ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.


     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.

     The maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 3.1% per year.(1) Broker-dealers may also receive additional asset-based fees of 0.15% in Policy Years 6-17 and 0.10% in Policy Years 18 and beyond. Broker-dealers may also receive an allowance for expenses that ranges generally from 0% to 33% of first-year premiums.


     New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

     NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

     The policy is sold and premium payments are accepted on a continuous basis.

     Please refer to the Statement of Additional Information for additional information on distribution and compensation arrangements. You may obtain a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The SAI is also posted on our corporate website, which is referenced above.

                        FEDERAL INCOME TAX CONSIDERATIONS

                                   OUR INTENT

     Our intent in the discussion in this section is to provide general information about federal income tax considerations related to the policy. This is not an exhaustive discussion of all tax questions that might arise under the policy. This discussion is not intended to be tax advice for you. Tax results may vary according to your particular circumstances, and you may need tax advice in connection with the purchase or use of your policy.

     The discussion in this section is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). We have not included any information about applicable state or other tax laws (except as noted in "Other Tax Issues" below). Further, you should note that tax law changes from time to time. We do not know whether the treatment of life insurance policies under federal income tax or estate or gift tax laws will continue. Future legislation, regulations, or interpretations could adversely affect the tax treatment of life insurance policies. Lastly, there are many areas of the tax law where minimal guidance exists in the form of Treasury Regulations or Revenue Rulings. You should consult a tax advisor for information on the tax treatment of the policy, for the tax treatment under the laws of your state, or for information on the impact of proposed or future changes in tax legislation, regulations, or interpretations.

     The ultimate effect of federal income taxes on values under the policy and on the economic benefit to you or the beneficiary depends upon NYLIAC's tax status, upon the terms of the policy, and upon your circumstances.


----------
(1) This figure is a percentage of planned annual premiums of $10,000 and assumes a discount rate of 6%. Additional assumptions for the LWVUL product are:
Male Issue Age 40, issued preferred, with an initial face amount of $250,000.

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

                  TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under Subchapter L of the IRC. The Separate Account is not a separate taxable entity from NYLIAC and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values, and are automatically applied to increase the book reserves associated with the policy. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account, are taxed to NYLIAC to the extent those items are applied to increase tax-deductible reserves associated with the policy.

                                CHARGES FOR TAXES

     We impose a federal tax charge equal to 1.25% of premiums received under the policy to compensate us for taxes we have to pay under Section 848 of the IRC in connection with our receipt of premiums under the policy. No other charge is currently made to the Separate Account for our federal income taxes that may be attributable to the Separate Account. In the future, We may impose a charge for our federal income taxes attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account and/or DCA Plus Account, We may impose a charge for the policy's share of NYLIAC's federal income taxes attributable to the Fixed Account and/or DCA Plus Account.

     Under current laws, We may incur state or local taxes other than premium taxes (including income, franchise and capital taxes) in several states and localities. At present we do not charge the Separate Account for these taxes. We, however, reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policy.

                  DIVERSIFICATION STANDARDS AND CONTROL ISSUES

     In addition to other requirements imposed by the IRC, a policy will qualify as life insurance under the IRC only if the diversification requirements of IRC
Section 817(h) are satisfied by the Separate Account. We intend for the Separate Account to comply with IRC Section 817(h) and related regulations. To satisfy these diversification standards, the regulations generally require that on the last day of each calendar quarter, no more than 55% of the value of a Separate Account's assets can be represented by any one investment, no more than 70% can be represented by any two investments, no more than 80% can be represented by any three investments, and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each U.S. Government agency or instrumentality is treated as a separate issuer. Under a "look through" rule, We are able to meet the diversification requirements by looking through the Separate Account to the underlying Eligible Portfolio. Each of the Funds has committed to us that the Eligible Portfolios will meet the diversification requirements.

     The IRS has stated in published rulings that a variable policyowner will be considered the owner of separate account assets if he or she possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In those circumstances, income and gains from the separate account assets would be includable in the variable policyowner's gross income. In connection with its issuance of temporary regulations under IRC Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which policyowners could be permitted to direct their investments to particular Investment Divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed. The ownership rights under your policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, you have additional flexibility in

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

allocating premium payments and policy Cash Values. These differences could result in your being treated as the owner of your policy's pro rata portion of the assets of the Separate Account. In addition, We do not know what standards will be set forth, if any, in the regulations or ruling which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the policy, as deemed appropriate by us, to attempt to prevent you from being considered the owner of your policy's pro rata share of the assets of the Separate Account. Moreover, in the event that regulations are adopted or rulings are issued, there can be no assurance that the Eligible Portfolios will continue to be available, will be able to operate as currently described in the Fund prospectuses, or that a Fund will not have to change an Eligible Portfolio's investment objective or investment policies.

                         LIFE INSURANCE STATUS OF POLICY

     We believe that the policy meets the statutory definition of life insurance under IRC Section 7702 and that you and the beneficiary of your policy, subject to the discussion below under "IRC Section 101(j)--Impact on Employer-Owned Policies", will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, subject to the discussion below under "IRC Section 101(j)--Impact on Employer-Owned Policies", We believe that the Life Insurance Benefit under your policy will be excludable from the gross income of the beneficiary subject to the terms and conditions of Section 101(a)(1) of the IRC. Pursuant to Section 101(g) of the IRC, amounts received by the policyowner may also be excludable from the policyowner's gross income when the insured has a terminal illness and benefits are paid under the Living Benefits Rider. (Life insurance benefits under a "modified endowment contract" as discussed below are treated in the same manner as Life Insurance Benefits under life insurance policies that are not so classified.)

     We reserve the right to make changes to the policy if We think it is appropriate to attempt to assure qualification of the policy as a life insurance contract. If a policy were determined not to qualify as life insurance, the policy would not provide the tax advantages normally provided by life insurance.

              IRC SECTION 101(J)--IMPACT OF EMPLOYER-OWNED POLICIES

     For an "employer-owned life insurance contract" issued after August 17, 2006 (unless issued in a 1035 exchange for a contract originally issued prior to that date where the new contract is not materially different from the exchanged contract), if certain specific requirements described below are not satisfied, the Pension Protection Act of 2006 (the "Act") generally requires policy beneficiaries to treat death proceeds paid under such contract as income to the extent such proceeds exceed the premiums and other amounts paid by the policyholder for the contract. This rule of income inclusion will not apply if, before the policy is issued, the employer-policyholder provides certain written notice to and obtains certain written consents from insureds (who must be United States citizens or residents) in circumstances where:

          (1) the insured was an individual who was an employee within 12 months of his death;

          (2) the insured was a "highly compensated employee" at the time the contract was issued. In general, highly compensated employees for this purpose are more than 5 percent owners, employees who for the preceding year received in excess of $110,000 (for 2010), directors and anyone else in the top 35 percent of employees based on compensation;

          (3) the death proceeds are paid to a family member of the insured (as defined under Code Section 267 (c)(4)), an individual who is a designated beneficiary of the insured under the policy (other than the policyholder), a trust established for either the family member's or beneficiary's benefit, or the insured's estate; or

          (4) the death proceeds are used to buy an equity interest in the policyholder from the family member, beneficiary, trust or estate.

     Policyholders that own one or more contracts subject to the Act will also be subject to annual reporting and record-keeping requirements.


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

     You should consult with your tax advisor to determine whether and to what extent the Act may apply to the Policy. Assuming the Act applies, you should, to the extent appropriate, (in consultation with your tax advisor), take the necessary steps, before you acquire the Policy, to ensure that the income inclusion rule described above does not apply to the Policy.

                       MODIFIED ENDOWMENT CONTRACT STATUS

     Internal Revenue Code Section 7702A defines a class of life insurance policies referred to as modified endowment contracts. Under this provision, the policy will be treated for tax purposes in one of two ways. Policies that are not classified as modified endowment contracts will be taxed as conventional life insurance policies, as described below. Taxation of pre-death distributions (including loans) from policies that are classified as modified endowment contracts and that are entered into on or after June 21, 1988 is somewhat different, as described below.

     A life insurance policy becomes a "modified endowment contract" if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the sum of the "seven-pay premiums." Generally, the "seven-pay premium" is the level annual premium, such that if paid for each of the first seven policy years, will fully pay for all future life insurance and endowment benefits under a life insurance policy. For example, if the "seven-pay premium" was $1,000, the maximum premium that could be paid during the first seven policy years to avoid "modified endowment" treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, a policy may or may not be a modified endowment contract, depending on the amount of premium paid during each of the policy's first seven years. A policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the seven-pay test.

     Certain changes in the terms of a policy, including a reduction in Life Insurance Benefits, will require a policy to be retested to determine whether the change has caused the policy to become a modified endowment contract. A reduction in Life Insurance Benefits will require retesting if it occurs within seven years after the beginning of the test period in the case of an LWVUL policy. In addition, if a "material change" occurs at any time while the policy is in force, a new seven-pay test period will start and the policy will need to be retested to determine whether it continues to meet the seven-pay test. A "material change" generally includes increases in Life Insurance Benefits, but does not include an increase in Life Insurance Benefits which is attributable to the payment of premiums necessary to fund the lowest level of Life Insurance Benefits payable during the first seven Policy Years, or which is attributable to the crediting of interest with respect to such premiums.

     Because the policy provides for flexible premiums, NYLIAC has instituted procedures to monitor whether, under our current interpretation of the law, increases in Life Insurance Benefits or additional premiums cause either the start of a new seven-year test period or the taxation of distributions and loans. All additional premiums will be considered in these determinations.

     If a policy fails the seven-pay test, all distributions (including loans) occurring in the Policy Year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the seven-pay test. Under the IRC, any distribution or loan made within two Policy Years prior to the date that a policy fails the seven-pay test is considered to have been made in anticipation of the failure.

     Any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the policy. Penalty taxes may apply to such taxable amounts as well. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered premiums paid.

     For purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the IRC requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore,

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

loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

     If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a partial withdrawal, or a loan), it may also be subject to a 10% penalty tax under IRC Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individuals who own policies. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or
(iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and his or her beneficiary.


                STATUS OF THE POLICY AFTER THE INSURED IS AGE 95



     The policy provides that unless the Life Extension Benefit Rider is in effect, beginning on the policy anniversary on which the Insured is Age 95, the policy's existing Life Insurance Benefit will no longer apply. Instead, the Life Insurance Benefit will be changed to equal the Cash Value of the policy. The IRS has not issued final guidance on the status of a life insurance policy where the Life Insurance Benefit equals the cash value at Age 95 or later. There is a risk that the policy may not qualify as life insurance under the Federal tax law after this date and the policyowner may become subject to adverse tax consequences at that time. For this reason, a tax advisor should be consulted about the advisability of continuing the policy after the insured becomes Age
95. If the Life Extension Benefit Rider is in effect, a similar risk arises after the insured becomes age 100. If the Life Extension Benefit rider is in effect, a tax advisor should be consulted about the advisability of continuing the policy after the insured becomes age 100.


                    POLICY SURRENDERS AND PARTIAL WITHDRAWALS

     Upon a full surrender of a policy for its Cash Surrender Value, you will recognize ordinary income for federal tax purposes to the extent that the Cash Value less surrender charges and any uncollected additional contract charges, exceeds the investment in your policy (the total of all premiums paid but not previously recovered plus any other consideration paid for the policy). The tax consequences of a partial withdrawal from your policy will depend upon whether the partial withdrawal results in a reduction of future benefits under your policy and whether your policy is a modified endowment contract. If upon a full surrender of a policy the premium payments made exceed the surrender proceeds plus the amount of any outstanding loans, you will recognize a loss, which is not deductible for federal income tax purposes.

     If your policy is not a modified endowment contract, the general rule is that a partial withdrawal from a policy is taxable only to the extent that it exceeds the total investment in the policy. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first fifteen years after a policy is issued and there is a cash distribution associated with that reduction. In such a case, the IRC prescribes a formula under which you may be taxed on all or a part of the amount distributed. After fifteen years, cash distributions from a policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the policy. We suggest that you consult with a tax advisor in advance of a proposed decrease in Face Amount or a partial withdrawal.

              3.8 PERCENT MEDICARE TAX ON CERTAIN INVESTMENT INCOME

     Beginning in 2013, in general, a tax of 3.8 percent will apply to net investment income ("NII") received by an individual taxpayer to the extent his or her modified adjusted gross income ("MAGI") exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from tax qualified plans) will also increase a taxpayer's MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. The IRS and the Treasury

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

Department have not yet provided guidance regarding this new tax. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of this policy, distributions or withdrawals from this policy or the exercise of other rights and features under this policy (including policy loans).

                      POLICY LOANS AND INTEREST DEDUCTIONS

     We believe that under current law any loan received under your policy will be treated as policy debt to you and that, unless your policy is a modified endowment contract, no part of any loan under your policy will constitute income to you. If your policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10% penalty tax described above. Finally, it is possible that a loan could be treated as a taxable distribution if there is no spread or a very small spread between the interest rate charged on the loan and the interest rate credited to the loaned amount.

     Internal Revenue Code Section 264 provides that interest paid or accrued on a loan in connection with a policy is generally nondeductible. Certain exceptions apply, however, with respect to policies covering key employees. In addition, in the case of policies not held by individuals, special rules may limit the deductibility of interest on loans that are not made in connection with a policy. We suggest consultation with a tax advisor for further guidance.

     In addition, if your policy lapses or you surrender it with an outstanding loan, and the amount of the loan plus the Cash Surrender Value is more than the sum of premiums you paid, you will generally be liable for taxes on the excess. Such amount will be taxed as ordinary income. A 10% penalty tax may apply as well.

                                CORPORATE OWNERS

     Ownership of a policy by a corporation may affect the policyowner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax, a corporate policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the "inside build up" or income on the contract gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the death benefits received under any policy exceed the sum of (i) the premiums paid on that policy in the year of death, and
(ii) the corporation's basis in the policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

                      EXCHANGES OR ASSIGNMENTS OF POLICIES

     If you change the policyowner or exchange or assign your policy, it may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of the policy may result in taxable income to you. Further, IRC Section 101(a) provides, subject to certain exceptions, that where a policy has been transferred for value, only the portion of the Life Insurance Benefit which is equal to the total consideration paid for the policy may be excluded from gross income. For complete information with respect to policy assignments and exchanges, a qualified tax advisor should be consulted.

                     REASONABLENESS REQUIREMENT FOR CHARGES

     Another provision of the tax law deals with allowable charges for mortality costs and other expenses that are used in making calculations to determine whether a policy qualifies as life insurance for federal income tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid. The Treasury Department has issued proposed regulations and is expected to promulgate temporary or final regulations governing reasonableness standards for mortality charges.


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

        LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     A Living Benefits Rider is available in connection with the policy. Amounts received under this rider will generally be excludable from your gross income under Section 101(g) of the IRC. The exclusion from gross income will not apply, however, if you are not the Primary Insured and you have an insurable interest in the life of the Primary Insured either because the Primary Insured is your director, officer or employee, or because the Primary Insured has a financial interest in a business of yours.

     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform with requirements the IRS may enact.

                            OVERLOAN PROTECTION RIDER

     Anyone contemplating the purchase of the Policy with the Overloan Protection Rider should be aware that the tax consequences of the Overloan Protection Rider have not been ruled on by the IRS or the courts and it is possible that the IRS could assert that the outstanding loan balance should be treated as a taxable distribution when the Overloan Protection Rider is activated. You should consult a tax adviser as to the tax risks associated with the Overloan Protection Rider.


        POLICY-RELATED ASSET ALLOCATION AND INVESTMENT ADVISORY SERVICES



     Under the terms of your policy, We make available to you and administer the delivery of Advisory Services provided by the Investment Adviser. A Monthly Asset Allocation Access Charge will be deducted monthly from the Separate Account Value of your policy if you choose to obtain these services. We expect to treat those charges in the same manner as other costs under your policy . It is possible, however, that the IRS may require that these charges be treated as taxable distributions from your policy. You should consult a tax adviser as to the tax risks associated with choosing to receive these services.


                                OTHER TAX ISSUES

     Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy Proceeds depend on the circumstances of each policyowner or beneficiary. In addition, unless legislation providing for different rules is enacted: (1) the Federal estate tax will not apply for estates of decedents dying in 2010, (2) the generation-skipping transfer tax will not apply to transfers made in 2010 and (3) Federal estate and generation-skipping transfer taxes will be reinstated in 2011, using the tax rates (up to 55%) and exemption amounts ($1,000,000) that were applicable in 2001. You should consult your own tax advisor as to how your particular circumstances may be impacted by any of these taxes.

                                   WITHHOLDING

     Under Section 3405 of the IRC, withholding is generally required with respect to certain taxable distributions under insurance policies. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. If you are an individual, you can elect to have either non-periodic or periodic payments made without withholding except where your tax identification number has not been furnished to us, or where the IRS has notified us that a tax identification number is incorrect. If you are not an individual, you may not elect out of such withholding.

     Different withholding rules apply to payments made to U.S. citizens living outside the United States and to non-U.S. citizens living outside of the United States. U.S. citizens who live outside of the United States generally are not permitted to elect not to have federal income taxes withheld from payments.

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

Payments to non-U.S. citizens who are not residents of the United States generally are subject to 30% withholding, unless an income tax treaty between their country of residence and the United States provides for a lower rate of withholding or an exemption from withholding.

                                LEGAL PROCEEDINGS

     NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under federal securities law), and/or other operations. Most of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

     Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC's financial position; however, it is possible, that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

                               RECORDS AND REPORTS

     New York Life or NYLIAC maintains all records and accounts relating to the Separate Account, the Fixed Account and the DCA Plus Account. Each year we will mail you a report showing the Cash Value, Cash Surrender Value, and outstanding loans (including accrued loan interest) as of the latest policy anniversary. This report contains any additional information required by any applicable law or regulation. We will also mail you a report each quarter showing this same information as of the end of the previous quarter. This quarterly statement reports transactions that you have requested or authorized. Please review it carefully. If you believe it contains an error, we must be notified within 15 days of the date of the statement.

     Generally, NYLIAC will immediately mail you confirmation of any transactions involving the Separate Account. When We receive premium payments on your behalf involving the Separate Account initiated through pre-authorized monthly deductions from banks, payments forwarded by your employer, or through other payments made by pre-authorized deductions to which We agree, a summary of these policy transactions will only appear on your quarterly statement and you will not receive a confirmation statement after each such transaction.

     It is important that you inform NYLIAC of an address change so that you can receive these policy statements (please refer to the section on "Management and Organization--Our Rights--How To Reach Us for Policy Services"). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until a correct address is obtained. Additionally, no new service requests can be processed until a valid current address is provided.

     Reports and promotional literature may contain the ratings New York Life and NYLIAC have received from independent rating agencies. Both companies are among only a few companies that have consistently received among the highest possible ratings from the four major independent rating companies for financial strength and stability: A.M. Best, Fitch, Moody's Investor's Services, Inc. and Standard and Poor's. However, neither New York Life nor NYLIAC guarantees the investment performance of the Investment Divisions.


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

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2009 and 2008, and the consolidated statements of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2009 (including the report of the independent registered public accounting firm), and the Separate Account statement of assets and liabilities as of December 31, 2009, and the statements of operations, and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

                                STATE VARIATIONS


     The following lists by jurisdiction any material variations to the statements made in this prospectus.


                                 [TO BE UPDATED]


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                                   APPENDIX A

 ILLUSTRATIONS FOR NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE "LWVUL"

     The following tables demonstrate the way your policy works. The tables are based on the sex, age, underwriting class, initial Life Insurance Benefit, and premium as follows:


     Tables 1 and 2 are for a LWVUL policy issued to a male with a preferred underwriting class and issue Age 40 with a planned annual premium of $3,500, and an initial face amount of $250,000 and no riders. It assumes that the Guideline Premium Test was used and that 100% of the net premium is allocated to the Separate Account.


     The tables show how the Life Insurance Benefit, Cash Value and Cash Surrender Value would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6%, or 10%. The tables will assist in the comparison of the Life Insurance Benefit, Cash Value and Cash Surrender Value of the policy with other variable life insurance plans.

     The Life Insurance Benefit, Cash Value and Cash Surrender Value for a policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6%, or 10%, but varied above or below those averages for the period. They would also be different depending on the allocation of the assets among the Investment Divisions of the Separate Account and the Fixed Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6%, or 10%, but varied above or below that average for Individual Investment Divisions. They would also differ if any policy loans or partial surrenders were made or if premium payments were not paid on the policy anniversary during the period of time illustrated. Depending on the timing and degree of fluctuation, the actual values could be substantially more or less than those shown. A lower value may, under certain circumstances, result in the lapse of the policy unless the policyowner pays more than the stated premium.


     Table 1 reflects all deductions and charges under the policy, including the Monthly Asset Allocation Access Charge, and assumes that the cost of insurance charges are based on our current cost of insurance rates. These deductions and charges include all charges from planned premium payments and the Cash Value at their current levels, as well as a monthly Mortality and Expense Risk charge equal to 0.75% -- 0.25% annualized (on a current basis) of the cash value allocated to the Separate Account. The Mortality and Expense Risk charge is reduced based on Separate Account cash value and policy duration.



     Table 2 reflects all deductions and charges under the policy, including the Monthly Asset Allocation Access Charge, and assumes that the cost of insurance charges are based on the guaranteed cost of insurance rates. These deductions and charges include all charges from planned premium payments and the Cash Value at their guaranteed levels, as well as a monthly Mortality and Expense Risk charge equal to 0.75% annualized (on a guaranteed basis) of the cash value allocated to the Separate Account.



     All tables reflect total assumed investment advisory fees together with other expenses incurred by the funds of 1.02% of the average daily net assets of the Funds. This total is based upon an arithmetic average of the management fees, administrative fees and the other expenses after expense reimbursement for each Investment Division. Please refer to the Fee Table in this prospectus for details of the underlying Fund fees.



     Taking into account the average investment advisory fees and expenses of the Funds, the gross rates of return of 0%, 6%, and 10% would correspond to illustrated net investment returns of -1.02%, 4.98% and 8.98%, respectively.



     The actual investment advisory fees and expenses may be more or less than the amounts illustrated and will depend on the allocations made by the policyowner (or by the Investment Adviser on the policyowner's behalf).


     NYLIAC will furnish, upon request, a comparable illustration using the age, sex, and underwriting classification of the insured for any initial Life Insurance Benefit and premium request. In addition to an illustration assuming policy charges at their maximum, we will furnish an illustration assuming current policy charges and current cost of insurance rates.

                                     TABLE 1

     NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                      MALE ISSUE AGE: 40, PREFERRED

                      PLANNED ANNUAL PREMIUM: $3,500


                      INITIAL FACE AMOUNT: $250,000
                      LIFE INSURANCE BENEFIT OPTION: 1
                      SECTION 7702 TEST: GUIDELINE PREMIUM TEST


                      ASSUMING CURRENT CHARGES




                                                                                                        END OF YEAR CASH
                                             END OF YEAR DEATH             END OF YEAR CASH          SURRENDER VALUES(1)(2)
                                            BENEFIT(1) ASSUMING           VALUES(1) ASSUMING          ASSUMING HYPOTHETICAL
CURRENT CHARGES                             HYPOTHETICAL RETURNS         HYPOTHETICAL RETURNS                RETURNS
-------------------------------------   ---------------------------   --------------------------   --------------------------
POLICY YEAR                                0%        6%       10%       0%        6%       10%       0%        6%       10%
-----------                             -------   -------   -------   ------   -------   -------   ------   -------   -------
1....................................   250,000   250,000   250,000    2,877     3,063     3,186    3,174     3,359     3,483
2....................................   250,000   250,000   250,000    5,672     6,220     6,598    6,089     6,637     7,015
3....................................   250,000   250,000   250,000    8,379     9,469    10,245    8,797     9,887    10,663
4....................................   250,000   250,000   250,000   11,009    12,821    14,154   11,405    13,216    14,550
5....................................   250,000   250,000   250,000   13,561    16,278    18,345   13,943    16,660    18,727
6....................................   250,000   250,000   250,000   16,038    19,847    22,840   16,412    20,220    23,213
7....................................   250,000   250,000   250,000   18,442    23,530    27,664   18,782    23,871    28,005
8....................................   250,000   250,000   250,000   20,818    27,382    32,892   21,025    27,589    33,100
9....................................   250,000   250,000   250,000   23,122    31,359    38,507   23,186    31,422    38,571
10...................................   250,000   250,000   250,000   25,355    35,467    44,539   25,374    35,485    44,557
15...................................   250,000   250,000   250,000   36,060    59,004    83,432   36,060    59,004    83,432
20...................................   250,000   250,000   250,000   44,622    86,817   139,835   44,622    86,817   139,835
25...................................   250,000   250,000   274,592   51,271   120,049   225,076   51,271   120,049   225,076




--------

(1) Assumes no policy loan or partial surrender has been made.


(2) Cash Surrender Values in Policy Years 1-10 reflect Alternative Cash Surrender Value.


     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OR RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OR RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

     NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                     MALE ISSUE AGE: 40, PREFERRED

                     PLANNED ANNUAL PREMIUM: $3,500

                     INITIAL FACE AMOUNT: $250,000

                     LIFE INSURANCE BENEFIT OPTION: 1
                     SECTION 7702 TEST: GUIDELINE PREMIUM TEST


                     ASSUMING CURRENT CHARGES



                                                                                                          END OF YEAR CASH
                                           END OF YEAR DEATH               END OF YEAR CASH            SURRENDER VALUES(1)(2)
                                          BENEFIT(1) ASSUMING             VALUES(1) ASSUMING            ASSUMING HYPOTHETICAL
CURRENT CHARGES                           HYPOTHETICAL RETURNS           HYPOTHETICAL RETURNS                  RETURNS
----------------------------------   -----------------------------   ----------------------------   ----------------------------
POLICY YEAR                             0%        6%        10%        0%        6%        10%        0%        6%        10%
-----------                          -------   -------   ---------   ------   -------   ---------   ------   -------   ---------
30................................   250,000   250,000     407,068   54,654   159,857     350,920   54,654   159,857     350,920
35................................   250,000   250,000     576,224   53,187   209,943     538,527   53,187   209,943     538,527
40................................   250,000   287,937     859,167   43,567   274,226     818,254   43,567   274,226     818,254
45................................   250,000   371,014   1,289,853   18,508   353,346   1,228,431   18,508   353,346   1,228,431
50................................         0   471,192   1,915,623        0   448,754   1,824,403        0   448,754   1,824,403
55................................         0   571,907   2,732,631        0   566,245   2,705,575        0   566,245   2,705,575




--------

(1) Assumes no policy loan or partial surrender has been made.


(2) Cash Surrender Values in Policy Years 1-10 reflect Alternative Cash Surrender Value.


     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OR RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OR RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                                     TABLE 2

     NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                     MALE ISSUE AGE: 40, PREFERRED

                     PLANNED ANNUAL PREMIUM: $3,500


                     INITIAL FACE AMOUNT: $250,000
                     LIFE INSURANCE BENEFIT OPTION: 1
                     SECTION 7702 TEST: GUIDELINE PREMIUM TEST


                     ASSUMING GUARANTEED CHARGES




                                                                                                         END OF YEAR CASH
                                             END OF YEAR DEATH              END OF YEAR CASH          SURRENDER VALUES(1)(2)
                                            BENEFIT(1) ASSUMING            VALUES(1) ASSUMING         ASSUMING HYPOTHETICAL
GUARANTEED CHARGES                          HYPOTHETICAL RETURNS          HYPOTHETICAL RETURNS               RETURNS
-------------------------------------   ---------------------------    -------------------------    -------------------------
POLICY YEAR                                0%        6%       10%        0%       6%       10%        0%       6%       10%
-----------                             -------   -------   -------    ------   ------   -------    ------   ------   -------
1....................................   250,000   250,000   250,000     2,551    2,721     2,835     3,020    3,190     3,304
2....................................   250,000   250,000   250,000     5,017    5,514     5,857     5,686    6,183     6,526
3....................................   250,000   250,000   250,000     7,395    8,375     9,074     8,071    9,051     9,750
4....................................   250,000   250,000   250,000     9,693   11,313    12,506    10,337   11,957    13,151
5....................................   250,000   250,000   250,000    11,913   14,331    16,171    12,537   14,955    16,795
6....................................   250,000   250,000   250,000    14,057   17,431    20,084    14,669   18,042    20,696
7....................................   250,000   250,000   250,000    16,127   20,617    24,266    16,687   21,177    24,826
8....................................   250,000   250,000   250,000    18,126   23,893    28,737    18,490   24,256    29,101
9....................................   250,000   250,000   250,000    20,054   27,260    33,519    20,175   27,382    33,641
10...................................   250,000   250,000   250,000    21,911   30,722    38,633    21,949   30,760    38,672
15...................................   250,000   250,000   250,000    30,044   49,429    70,026    30,044   49,429    70,026
20...................................   250,000   250,000   250,000    36,101   70,553   114,065    36,101   70,553   114,065
25...................................   250,000   250,000   250,000    39,669   94,224   176,596    39,669   94,224   176,596




--------

(1) Assumes no policy loan or partial surrender has been made.


(2) Cash Surrender Values in Policy Years 1-10 reflect Alternative Cash Surrender Value.


     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

     NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE INSURANCE POLICY


                     MALE ISSUE AGE: 40, PREFERRED

                     PLANNED ANNUAL PREMIUM: $3,500

                     INITIAL FACE AMOUNT: $250,000

                     LIFE INSURANCE BENEFIT OPTION: 1
                     SECTION 7702 TEST: GUIDELINE PREMIUM TEST


                     ASSUMING GUARANTEED CHARGES



                                                                                                           END OF YEAR CASH
                                          END OF YEAR DEATH                END OF YEAR CASH             SURRENDER VALUES(1)(2)
                                         BENEFIT(1) ASSUMING              VALUES(1) ASSUMING             ASSUMING HYPOTHETICAL
GUARANTEED CHARGES                       HYPOTHETICAL RETURNS            HYPOTHETICAL RETURNS                   RETURNS
---------------------------------   -----------------------------    ----------------------------    ----------------------------
POLICY YEAR                            0%        6%        10%         0%        6%        10%         0%        6%        10%
-----------                         -------   -------   ---------    ------   -------   ---------    ------   -------   ---------
30...............................   250,000   250,000     309,176    39,905   120,554     266,531    39,905   120,554     266,531
35...............................   250,000   250,000     421,928    34,984   149,762     394,325    34,984   149,762     394,325
40...............................   250,000   250,000     605,111    21,471   182,793     576,296    21,471   182,793     576,296
45...............................         0   250,000     873,394         0   222,532     831,803         0   222,532     831,803
50...............................         0   287,582   1,246,440         0   273,888   1,187,085         0   273,888   1,187,085
55...............................         0   338,540   1,707,757         0   335,188   1,690,848         0   335,188   1,690,848




--------

(1) Assumes no policy loan or partial surrender has been made.


(2) Cash Surrender Values in Policy Years 1-10 reflect Alternative Cash Surrender Value.


     WE EMPHASIZE THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND YOU SHOULD NOT DEEM THEM TO BE A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY A POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS OF THE FUNDS. THE DEATH BENEFIT, CASH VALUE, AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6%, OR 10% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NEITHER NYLIAC, THE SEPARATE ACCOUNT, NOR THE FUNDS REPRESENT THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

                        OBTAINING ADDITIONAL INFORMATION

     The Statement of Additional Information ("SAI") contains additional information about New York Life Lifetime Wealth VUL, including information about compensation arrangements. The SAI is available without charge upon request. You can request a paper copy of the SAI by mail (at the VPSC at one of the addresses listed on the first page of this prospectus), through the internet on our corporate website (www.newyorklife.com), or by phone on our toll-free number (1-800-598-2019). The current SAI is incorporated by reference into this prospectus and has been filed with the SEC.

                            TABLE OF CONTENTS FOR THE
                   STATEMENT OF ADDITIONAL INFORMATION ("SAI")


General Information and History.................................................     2
Additional Information About the Operation of the Policy........................     2
Distribution and Compensation Arrangements......................................    17
Underwriting a Policy...........................................................    18
Additional Information About Charges............................................    19
Surrender of Your Policy........................................................    22
Financial Statements............................................................    22
NYLIAC & Separate Account Financial Statements..................................   F-1



     Information about New York Life Lifetime Wealth VUL (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-942-8090. Reports and other information about New York Life Lifetime Wealth VUL are available on the SEC's internet site at http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549.

     For a personalized illustration or additional information about your policy, contact your registered representative or call our toll-free number, 1-800-598-2019.

SEC File Number: 811-07798

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                       STATEMENT OF ADDITIONAL INFORMATION

                                      DATED


                                DECEMBER 31, 2010


                                       FOR

              NEW YORK LIFE LIFETIME WEALTH VARIABLE UNIVERSAL LIFE

                                      FROM

           NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION ("NYLIAC")


     This Statement of Additional Information ("SAI") is not a prospectus. The SAI contains information that expands upon subjects discussed in the current New York Life Lifetime Wealth Variable Universal Life ("LWVUL") prospectus. You should read the SAI in conjunction with the current prospectus dated December 31, 2010 and any supplements thereto. This SAI is incorporated by reference into the prospectus. You may obtain a paper copy of the prospectus by calling New York Life Insurance and Annuity Corporation ("NYLIAC") at (800) 598-2019 or by writing to: NYLIAC at the Variable Products Service Center ("VPSC") at one of the addresses listed on the first page of the LWVUL prospectus. The prospectus is also posted on our corporate website, www.newyorklife.com. Terms used but not defined in the SAI have the same meaning as in the current prospectus.


                                TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   ----
General Information and History.................................................      2
Additional Information About the Operation of the Policy........................      2
Distribution and Compensation Arrangements......................................     17
Underwriting a Policy...........................................................     18
Additional Information About Charges............................................     19
Surrender of Your Policy........................................................     22
Financial Statements............................................................     22
NYLIAC and Separate Account Financial Statements................................    F-1



LWVUL IS OFFERED UNDER NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I.

                         GENERAL INFORMATION AND HISTORY


     The LWVUL prospectus and SAI describe an individual flexible premium variable universal life insurance policy that NYLIAC issues: the New York Life Lifetime Wealth Variable Universal Life (LWVUL).


ABOUT NYLIAC

     NYLIAC is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident, and health insurance and annuities in the District of Columbia and all states. In addition to the policy described in the prospectus, NYLIAC offers other life insurance policies and annuities. NYLIAC's financial statements are also included in this SAI. NYLIAC's principal business address is 51 Madison Avenue, New York, New York 10010.

     NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual life insurance company founded in New York in 1845. NYLIAC had total assets amounting to $99.5 billion at the end of 2009. New York Life has invested in NYLIAC, and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements.

ABOUT NYLIAC VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

     NYLIAC Variable Universal Life Separate Account-I (the "Separate Account") is a segregated asset account that NYLIAC established to receive and invest your net premiums. NYLIAC established the Separate Account on June 4, 1993 under the laws of the State of Delaware, in accordance with resolutions set forth by the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940, as amended. This registration does not mean that the SEC supervises the management, investment practices, or policies of the Separate Account.

TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT

     NYLIAC is taxed as a life insurance company under IRC Subchapter L. The Separate Account is not a taxable entity separate from NYLIAC, and we take its operations into account in determining NYLIAC's income tax liability. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining policy Cash Values and are applied automatically to increase the book reserves associated with the policy. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent that those items are applied to increase tax deductible reserves associated with the policy.

            ADDITIONAL INFORMATION ABOUT THE OPERATION OF THE POLICY

     The prospectus provides information about the policy and its riders. The following is additional information about these terms.

INVESTMENT DIVISIONS

     As discussed in the prospectus, the following are the available Eligible Portfolios of each Fund:

     MainStay VP Series Fund, Inc.:
            -- MainStay VP Cash Management--Initial Class
            -- MainStay VP High Yield Corporate Bond--Initial Class -- MainStay VP ICAP Select Equity--Initial Class
            -- MainStay VP International Equity--Initial Class
            -- MainStay VP Large Cap Growth--Initial Class

     AllianceBernstein(R) Variable Products Series Fund, Inc.
            -- Alliance Bernstein VPS International Value Portfolio--Class A
               Shares

     The Alger Portfolios
            -- Alger Capital Appreciation Portfolio--Class I-2 Shares

     American Century(R) Variable American Century Investment Portfolios, Inc.
            -- American Century VP Inflation Protection--Class II

     The Columbia Funds Variable Insurance Trust
            -- Columbia Small Cap Value Fund, Variable Series--Class B Shares

     Delaware VIP(R) Trust
            -- Delaware VIP Diversified Income Series--Standard Class
            -- Delaware VIP Emerging Markets Series--Standard Class
            -- Delaware VIP International Value Equity Series--Standard Class -- Delaware VIP Small Cap Value Series--Standard Class
            -- Delaware VIP Value Series--Standard Class

     DWS Investments VIT Funds

            -- DWS Small Cap Index VIP--Class A Shares


     Fidelity Variable Insurance Products Fund
            -- Fidelity(R) VIP Contrafund(R)--Initial Class
            -- Fidelity(R) VIP Equity-Income--Initial Class
            -- Fidelity(R) VIP Index 500--Initial Class
            -- Fidelity(R) VIP Investment Grade Bond--Initial Class

            -- Fidelity(R) VIP Mid Cap--Service Class 2

            -- Fidelity(R) VIP Overseas--Initial Class

     Invesco Variable Insurance Funds
            -- Invesco V.I. Global Real Estate Fund--Series I Shares -- Invesco V.I. International Growth Fund--Series I Shares

     Janus Aspen Series
            -- Janus Aspen Enterprise Portfolio--Institutional Shares -- Janus Aspen Forty Portfolio--Institutional Shares

     Lincoln Variable Insurance Products Trust
            -- LVIP Baron Growth Opportunities Fund--Service Class

     MFS(R) Variable Insurance Trust
            -- MFS(R) New Discovery Series--Initial Class
            -- MFS(R) VIT Research Bond Series--Initial Class
            -- MFS(R) VIT Value Series--Initial Class
            -- MFS(R) VIT II International Value Portfolio--Initial Class

     Neuberger Berman Advisers Management Trust
            -- Neuberger Berman AMT Mid-Cap Growth--Class I

     PIMCO--Variable Insurance Trust
            -- PIMCO Total Return--Administrative Class Shares

     Royce Capital Fund
            -- Royce Small-Cap Portfolio--Investment Class

     T. Rowe Price Equity Series, Inc.
            -- T. Rowe Price Blue Chip Growth Portfolio
            -- T. Rowe Price Equity Income Portfolio--I
            -- T. Rowe Price International Stock Portfolio
            -- T. Rowe Price Limited-Term Bond Portfolio
            -- T. Rowe Price New America Growth Portfolio

     The Merger Fund(R)
            -- The Merger Fund VL

     The Universal Institutional Funds, Inc.
            -- UIF Emerging Markets Equity Portfolio--Class I

            -- Invesco Van Kampen V.I. Mid Cap Value Fund--Series I

            -- UIF U.S. Real Estate Portfolio--Class I

     Van Eck Worldwide Insurance Trust

            -- Van Eck VIP Global Hard Assets Fund--Initial Class

            -- Van Eck VIP Multi-Manager Alternatives Fund--Initial Class

     Victory Variable Insurance Funds
            -- Victory VIF Diversified Stock Fund--Class A Shares


     The Funds and Eligible Portfolios offered though this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the Mainstay VP Series Fund and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment adviser, or its distributor.


     The Funds' shares may be available to certain separate accounts we use to fund our variable annuity policies. This is called "mixed funding." The Funds' shares may be available to separate accounts of insurance companies that are not affiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate that any difficulties will result from mixed and shared funding, it is possible that differences in tax treatment and other considerations may cause the interests of owners of various contracts participating in the Funds to be in conflict. The Board of Directors/Trustees of each Fund, the Funds' investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. In the event of a material conflict, we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

     The investment experience of an Investment Division of the Separate Account reflects increases or decreases in the net asset value of the shares of the underlying Fund, any dividend or capital gains distributions declared by the Fund, and any charges against the assets of the Investment Division. We determine this investment experience each Valuation Day, which is when the net asset value of the underlying Fund is determined. The actual net rate of return for an Investment Division measures the investment experience from the end of one Valuation Day to the end of the next Valuation Day.

ADDITIONS, DELETIONS, OR SUBSTITUTIONS OF INVESTMENTS

     We may add, delete, or substitute the Eligible Portfolio shares held by any Investment Division, within certain limits. We may eliminate the shares of any of the Eligible Portfolios and substitute shares of another Portfolio of a Fund or of another registered open-end management investment company or other investment vehicles. We may do this if the shares of an Eligible Portfolio are no longer available for investment or if we, in our sole discretion, decide that investment in an Eligible Portfolio is inappropriate given the purposes of the Separate Account. A new Eligible Portfolio may have higher fees and charges than the one it replaces. We will not substitute shares attributable to your interest in an Investment Division until you have been notified of the change, as required by the 1940 Act and we have obtained any necessary regulatory approvals.

     We may establish new Investment Divisions and/or eliminate one or more Investment Divisions when marketing, tax, investment, or other conditions make it appropriate. We may decide whether or not the new Investment Divisions should be made available to existing policyowners.

     If we make a substitution or change to the Investment Divisions, we may change your policy to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the 1940 Act, (b) deregister it under such Act in the event such registration is no longer required, (c) combine the Separate Account with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Account, as permitted by law.

REINVESTMENT

     We automatically reinvest all dividends and capital gains distributions from Eligible Portfolios in additional shares of the distributing Portfolio at their net asset value on the date the dividends or distributions are paid.

CHANGING THE FACE AMOUNT OF YOUR POLICY

     You can request one increase in the Face Amount of your policy each Policy Year (except the first). In addition, Face Amount Increases are subject to the following conditions:

       -- the insured is still living;

       -- the insured is age 80 or younger;

       -- the increase you are requesting is $5,000 or more;

       -- the requested increase will not cause the policy's Face Amount to exceed our maximum limit on the risk we retain, which we set at our discretion;

       -- you submit a written application signed by the insured and the policyowner(s) to either your registered representative or to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing); and

       -- satisfactory evidence of insurability.

     We can limit any increase in the Face Amount of your policy.

     You have the opportunity to apply for additional Face Amount increases to your policy without underwriting, subject to our recommendation, during the first 20 Policy Years (except the first) or until the Insured is 65 years old, whichever is earlier, if you have elected the Pre-Approved Increase Rider.

     You can request one decrease in the Face Amount of your policy each Policy Year if all of the following conditions are met:

       -- the insured is still living;

       -- the decrease you are requesting will not reduce the policy's Face
          Amount below $100,000; and

       -- you submit a written application signed by the policyowner(s) to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing)

     We may limit any decrease in the Face Amount of your policy.

ADDITIONAL INFORMATION ABOUT THE AMOUNT IN THE SEPARATE ACCOUNT: VALUATION OF ACCUMULATION UNITS

     The value of an accumulation unit on any Valuation Day equals the value of an accumulation unit on the preceding Valuation Day multiplied by the net investment factor. We calculate a net investment factor for the period from the close of the New York Stock Exchange on the immediately preceding Valuation Day to its close on the current Valuation Day using the following formula:

                                        (a/b)

     Where: a = the sum of:

               (1) the net asset value of the Fund share held in the Separate
                   Account for that Investment Division at the end of the current Valuation Day, plus

               (2) the per share amount of any dividends or capital gains distributions made by the Fund for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during such period; and

            b = the net asset value of the Fund share held in the Separate
                Account for that Investment Division at the end of the preceding Valuation Day.

     The net investment factor may be greater or less than one. Therefore, the value of an accumulation unit may increase or decrease.

ADDITIONAL BENEFITS THROUGH RIDERS AND OPTIONS

     The following riders and options are (or have been) available with this policy, and a description of each is provided in the current prospectus:

     Living Benefits Rider

     Life Extension Benefit Rider (LEB)

     Pre-Approved Increase Rider
     Spouse's Paid-Up Insurance Purchase Option Rider
     Guaranteed Minimum Death Benefit Rider
     Term Insurance on Other Covered Insured Rider
     Insurance Exchange Rider
     Monthly Deduction Waiver Rider
     Accidental Death Benefit Rider
     Children's Insurance Rider

     Riders and options are subject to regulatory approval in each jurisdiction and may not be available in all jurisdictions. In addition, the rider name and the requirements for any rider may vary by jurisdiction. You should contact your registered representative to determine whether a rider or option you are considering is available in your jurisdiction. Additional information for specific riders and options appears below.

     There may be an additional charge for a rider. Subject to availability in each jurisdiction, the Spouse's Paid-Up Insurance Purchase Option Rider (described below) is included in the LWVUL policy.

     LIVING BENEFITS RIDER (ALSO KNOWN AS ACCELERATED BENEFITS RIDER)

     Under this rider, if the insured has a life expectancy of twelve months or less, you may request a portion or all of the Policy Proceeds as an accelerated death benefit. You must elect this rider in order to have it included in your policy. This election can be made at any time.

     You can cancel this rider at any time by sending us a signed notice. This rider will end on the date we receive your request.

     You may elect to receive an accelerated death benefit of 25%, 50%, 75%, or 100% of certain eligible proceeds from your Policy Proceeds. We will pay you an amount equal to:


Elected                Eligible             Interest              Administrative                Elected percentage of
percentage      x      proceeds      x      factor        --      fee (up to $150)      --      an unpaid Policy loan

     Minimum accelerated benefit amount: $25,000.

     Maximum accelerated benefit amount: $250,000 (total for all of your NYLIAC policies).

     If you accelerate less than 100% of the eligible proceeds, the remaining Face Amount of your policy after we pay this benefit must be at least $50,000. We do not permit any subsequent acceleration.

     When we make a payment under this rider, we will reduce your policy's Face Amount, rider death benefits, monthly deductions, Cash Value, and any unpaid policy loan based on the percentage you elected.


     Amounts received under this rider generally will be excludable from your gross income under IRC Section 101(g). The exclusion from gross income will not apply, however, if you are not the Primary Insured and you have an insurable interest in the life of the Primary Insured either because the Primary Insured is your director, officer, or employee, or because the Primary Insured has a financial interest in a business of yours.


     In some cases, there may be a question as to whether a life insurance policy that has an accelerated living benefit rider can meet certain technical aspects of the definition of a "life insurance contract" under the IRC. We reserve the right (but we are not obligated) to modify the rider to conform to any requirements the IRS may enact.


     LIFE EXTENSION BENEFIT RIDER (LEB)



     Under this rider, on the policy anniversary on which the insured is age 95, the Life Insurance Benefit will continue to equal the Life Insurance Benefit of the policy on the date of the insured's death. Without this rider, on the policy anniversary on which the insured is age 95, the Life Insurance Benefit would be equal to the policy's Cash Value. You can cancel this rider by sending us a signed written notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.


     PRE-APPROVED INCREASE RIDER:


     Under this rider, you may apply for a pre-approved Face Amount increase to your policy, subject to our recommendation, during the first 20 Policy Years (except the first) or until the Insured is 65 years old, whichever is earlier. There is no additional charge for the rider and no evidence of insurability will need to be submitted with your application for any pre-approved face amount increases. Recommendations for a Face Amount Increase will result from a review of your need for such an increase based an standards that are uniformly applied to all policyholders. These reviews will take place at least once every five years and no more frequently than annually. The increases will be subject to an annual limit of 10% of the policy's initial face amount or $100,000 (whichever is less) and a total limit of 50% of the policy's initial Face Amount or $500,000 (whichever is less). All pre-approved face amount increases are subject to a $5,000 minimum.



     In order to receive a pre-approved face amount increase, you must send us a written application, also signed by the Insured. The increase will take effect on the Monthly Deduction Day on or next following the date We receive the completed application for the increase. No new contestability period or suicide exclusion period will apply to any pre-approved face amount increase under this rider. If within three (3) years of our recommendation to increase the Face Amount of your policy, you do not apply for the lesser of (a) the full amount of the recommended increase or (b) the maximum amount of pre-approved increases available during that three (3) year period, the rider will end and you will no longer be eligible to apply for and to receive a pre-approved Face Amount increase to your policy or a recommendation for such Face Amount increase. The rider will also end: (a) at the earlier of the date when (i) the Insured is 65 or (ii) Policy Year 20 has elapsed, and/or (b) if the base policy ends, lapses or is surrendered. This rider may be reinstated if the base policy is reinstated.



     When the rider is issued at the same time as the base policy, the rates used to calculate the Cost of Insurance and Monthly Per Thousand of Face Amount Charge for a pre-approved face amount increase will be based on the Insured's issue age, gender, and class of risk on the rider issue data and the duration of the rider at the time the Face Amount Increase takes effect. When this Rider is added to a policy that is already in effect, the rates used to calculate the Cost of Insurance and Monthly Per

Thousand of Face Amount Charge for a pre-approved face amount increase will be based on the Insured's age, gender and risk class when the rider was added to the Policy and the duration of the rider at the time the Face Amount increase takes effect.



     A pre-approved face amount increase may also result in a change in the life insurance percentage applied to your policy under Section 7702 of the IRC and a possible new seven-year testing period for modified endowment contract status.


     SPOUSE'S PAID-UP INSURANCE PURCHASE OPTION RIDER

     This rider allows a spouse who is the beneficiary under the policy to purchase a new paid-up whole life insurance policy on his or her own life without evidence of insurability when the insured dies. Subject to state availability, this rider is included in the LWVUL policy.

     The maximum Face Amount of the new paid-up whole life policy is the lesser of:

          (1) the amount of the Policy Proceeds payable under this policy (before any unpaid loan is deducted); or

          (2) $5,000,000.

     If the insured's spouse dies at the same time as the insured or within 30 days after the insured's death and does not exercise the option under this rider, we will pay a benefit to the spouse's estate equal to the lesser of the eligible proceeds or $2.5 million minus the premium payment that would have been required for that insurance.

     A third-party policyowner (including a trust) can also exercise the option and purchase a paid-up whole life policy on the life of the spouse as long as the third-party policyowner is also the beneficiary of the original policy and has written consent from the surviving spouse. The policyowner must have an insurable interest in the life of the spouse and the spouse must consent to the issuance of the new insurance in writing.

     GUARANTEED MINIMUM DEATH BENEFIT RIDER (GMDB)


     As long as this rider is in effect and the benefit period has not expired, this rider guarantees that your policy will never lapse due to its Cash Surrender Value being insufficient to cover the current monthly deduction charges. Under this rider, if your total monthly deduction charges are greater than your policy's Cash Surrender Value, we will deduct as much of the monthly deduction charges from the Cash Value as possible. We will then waive any excess amount of these charges including the charge for this and any other rider. Generally, this rider is available with a benefit period up to the insured's age
95. This rider is available as long as the benefit period is at least ten years. You may cancel this rider at any time by sending us a signed notice. This rider will end on the Monthly Deduction Day on or next following receipt of your request.


     In exchange for the guarantee provided by this rider, you must make certain premium payments into your policy to keep the rider in force. The premium you must pay under this rider varies by policy and is called the monthly "Guaranteed Minimum Death Benefit (GMDB) premium." You will find it on your Policy Data Page. The monthly GMDB premium may change if you modify your policy or any of the riders attached to your policy. Although this premium is expressed as a monthly premium, you do not need to pay it on a monthly basis. Rather, we will perform a GMDB premium test each month to determine if you have made enough cumulative premium payments to keep the rider in effect.

     If your policy does not satisfy the GMDB premium test and your policy fails the test by an amount that is more than one monthly GMDB premium, we will notify you that your policy has failed this test. The rider will terminate unless you make a premium payment in an amount necessary to pass the GMDB premium test before the next Monthly Deduction Day. If the rider terminates, we will reinstate it if we receive the required premium payment before the Monthly Deduction Day that follows the date the rider terminated. If the rider terminates during a period when the rider benefit is in effect, your policy will enter the late period and will lapse unless the required payment is made.

     Having this rider affects your ability to take policy loans in the following way:

          (a) If you take a loan during the first two Policy Years, this rider will end.

          (b) After the first two Policy Years, you may take loans within certain limits. On the day you take a loan (or when any unpaid loan interest is charged as an additional loan), the Cash Surrender Value of your policy less the new loan and the amount of any current outstanding loan balance must be greater than the cumulative monthly GMDB premiums which were required up to the time you take the loan, accumulated at an annual effective interest rate of up to 6.0% as of that date.

     TERM INSURANCE ON OTHER COVERED INSURED ("OCI") RIDER


     The minimum amount of term insurance that you can apply for under this rider is $25,000. The term insurance under this rider will end when the Primary Insured dies. However, provided the rider is in effect, you can convert the term insurance on any living OCI under age 70 to any permanent plan of insurance we offer within 31 days after the Monthly Deduction Day on or following the date of the Primary Insured's death. To convert the term insurance for any living OCI pursuant to the restrictions noted above, you must send a written request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicated to you in writing). The term insurance under this rider also will end if the base policy ends. In no event will this rider continue beyond the policy anniversary on which the OCI is age 100.


     We refer to any person who is covered under this rider as an "Other Covered Insured." This rider is not available on the Primary Insured.

     INSURANCE EXCHANGE RIDER


     When an exchange is made to a new policy the Cash Value of your policy will be transferred to the new policy and become the Cash Value for the new policy. However, the Cash Surrender Value under the new policy may be different since surrender charges, if applicable, will be based on the new insured's age and gender. Please note that in order to exercise the Insurance Exchange Rider, you must send a completed Insurance Exchange Rider form to VPSC at one of the addresses listed on the first page of the prospectus (or any other address we indicate to you in writing).


     The maximum Face Amount of the new policy is the lesser of the Face Amount of the original policy on the Policy Date or the Face Amount of the original policy on the date of the exchange,

     Before we can issue the new policy, you must provide us with evidence of insurability on the new Insured and have an insurable interest in the new insured. The Policy Date and the Issue Date of the new policy will be the date on which the policy is exchanged. The new cost of insurance rates, premium payments and charges will be based on the new insured's age, gender, and risk classification at the time the exchange occurs. However, surrender charges on the new policy will be measured from the Policy Date of the original policy.

     Under certain circumstances, you may be required to make a payment in order to exercise the exchange rider:

          (1) If the Cash Surrender Value of the new policy will exceed the Cash Surrender Value of the original policy, then a payment equal to 103% of the difference between these two values is required.

          (2) If the Cash Surrender Value of the new policy after the exchange would be zero or lower, then a payment in an amount sufficient to keep the new policy in effect for two months following the date of exchange is required.

     This payment will be treated as a premium payment and will be applied to your policy.

     The IRS has ruled that an exchange of policies pursuant to this type of rider does not qualify as a tax-deferred exchange under IRC Section 1035. Accordingly, the exercise of your rights under this rider will result in a taxable event. You will be required to include in gross income an amount equal to the gain in the policy. The exercise of your rights under this rider also may result in the new policy's classification as a modified endowment contract, as discussed in the prospectus. You should consult your tax adviser about the potential adverse tax consequences of exercising your rights under this rider.

     MONTHLY DEDUCTION WAIVER RIDER

     You must provide proof that the Primary Insured has been totally disabled for at least six consecutive months before we will waive any monthly deduction charges. We will waive the monthly deduction charges as long as the disability continues. From time to time we may require proof that the insured is totally disabled. We will pay for any medical examination necessary in connection with such proof.

     In addition, the following special rules apply:

       -- if the total disability begins on or before the policy anniversary on which the Primary Insured is age 60 and continues to the policy anniversary on which the insured is age 65, we will waive the monthly deduction charges under this policy until age 100. We will not require any further proof of disability.

       -- If the total disability begins after the policy anniversary on which the Primary Insured is age 60 but before age 65, we will waive the monthly deduction charges, as long as the disability continues, until the policy anniversary on which the Primary Insured is age 65.

     We will not waive the monthly deduction charges for any disability that begins on or after the policy anniversary on which the Primary Insured is age 65.

     In the event of the total disability (as defined in the rider), we will waive the following deductions from Cash Value on each Monthly Deduction Day:

       -- the monthly cost of insurance for the base policy;

       -- the monthly cost of riders, if any;

       -- the monthly contract charge;

       -- the monthly per thousand charge, if any; and

       -- the monthly Mortality and Expense Risk charge.

     ACCIDENTAL DEATH BENEFIT RIDER

     We will pay the additional death benefit if the Primary Insured dies within one year of such accident. No benefit is payable under the rider if the death of the insured occurs before the insured's first birthday or after the policy anniversary on which the insured is age 70.

     CHILDREN'S INSURANCE RIDER

     A child born to, or legally adopted by, the Primary Insured while the rider is in effect is also a covered child. For a child to be covered under this rider, he or she must be age 18 or younger when this rider is issued, or when that child would otherwise be covered. However, no child is covered under this rider until the 15th day after birth.

     If the Primary Insured dies while this rider is in effect, the term insurance on each covered child will continue at no additional cost. This is known as paid-up Insurance. Although paid-up Insurance has no loan value, it does have cash value and can be surrendered for its cash value.

     When you apply for this rider, you must specify how many units of insurance coverage will apply to each covered child. You may purchase one to twenty-five units of coverage on each child. Each unit provides $1,000 of level term insurance. The number of units must be for the same child. Each child covered under this rider is issued in a standard risk class.

     The term insurance coverage, or the paid-up insurance, on each covered child will end the earlier of:

       -- The policy anniversary on which the covered child is age 25; or

       -- The policy anniversary on which the Primary Insured, is, or would have been, age 65.

     Within 31 days after the date on which the term insurance ends, you or the covered child can convert the term insurance to any permanent plan of insurance we offer, without any evidence of insurability. The maximum face amount of the new policy is five times the amount of the term insurance coverage on the covered child. The premium rates for the new policy will be based on the age and sex of the covered child, and our premium rates in effect on the date of conversion.

     OPTIONS AVAILABLE AT NO ADDITIONAL CHARGE

       -- DOLLAR COST AVERAGING

     The main objective of Dollar Cost Averaging is to achieve an average cost per share that is lower than the average price per share in a fluctuating market. Because you transfer the same dollar amount to a given Investment Division with each transfer, you purchase more units in an Investment Division if the value per unit is low and fewer units if the value per unit is high. Therefore, you may achieve a lower than average cost per unit if prices fluctuate over the long term. Similarly, for each transfer out of an Investment Division, you sell more units in an Investment Division if the value is low and fewer units if the value per unit is high. Dollar Cost Averaging does not assure growth or protect against a loss in declining markets. Because it involves continuous investing regardless of price levels, you should consider your financial ability to continue investing during periods of low price levels.

     If you decide to use the Dollar Cost Averaging feature, we will ask you to specify:

          (1) the dollar amount you want to have transferred (minimum transfer:
     $100);

          (2) the Investment Division you want to transfer money from;

          (3) the Investment Divisions and/or Fixed Account you want to transfer money to;

          (4) the date on which you would like the transfers to be made, within limits; and

          (5) how often you would like the transfers made: monthly, quarterly, semiannually, or annually.

     You may not make Dollar Cost Averaging transfers from the Fixed Account, but you can make Dollar Cost Averaging transfers into the Fixed Account. In addition, you cannot make transfers into the DCA Plus Account. Transfers out of the DCA Plus Account are subject to the DCA Plus Program (see below).

     We will make Dollar Cost Averaging transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month other than the 29th, 30th or 31st of the month. To process a Dollar Cost Averaging transfer you must send a written request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing). NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.

     The minimum Cash Value required to elect this option is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a transfer date. Once the Cash Value equals or exceeds $2,000, the Dollar Cost Averaging transfers will resume automatically as last requested.

     You may cancel the Dollar Cost Averaging feature at any time. To cancel the Dollar Cost Averaging feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing). You may not elect Dollar Cost Averaging if you have chosen Automatic Asset Reallocation. However, you have the option of alternating between these two policy features. Dollar Coat Averaging is not available when the DCA Plus Program is in place.

       -- DOLLAR COST AVERAGING PLUS PROGRAM (MAY BE DISCONTINUED AT ANY TIME)

     This feature permits you to set up automatic dollar cost averaging using the DCA Plus Account when an initial premium payment is made. If you participate in the DCA Plus Account program you cannot use traditional Dollar Cost Averaging, Automatic Asset Reallocation, or Interest Sweep until the account is closed 12 months following the expiration of the policy's "Right to Examine" period.

     IF YOU ELECT TO PARTICIPATE IN THIS PROGRAM, YOUR ENTIRE INITIAL NET PREMIUM MUST BE ALLOCATED TO THE DCA PLUS ACCOUNT. SUBSEQUENT PREMIUMS RECEIVED WITHIN 12 MONTHS FOLLOWING THE EXPIRATION

OF THE POLICY'S "RIGHT TO EXAMINE" PERIOD WILL ALSO BE ALLOCATED TO THE DCA PLUS ACCOUNT UNLESS YOU DIRECT US OTHERWISE.

     The DCA Plus program allows you to make regular periodic allocations from the DCA Plus Account into the Investment Divisions and/or Fixed Account over a twelve-month period. It involves the automatic transfer of a specified amount from the DCA Plus Account into the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. The DCA Plus Account will credit interest at a rate, which we declare periodically, in advance, and at our sole discretion. This rate will never be less than an annual rate of 3%. We may credit different interest rates to the DCA Plus Account, the Fixed Account, and to any loaned amounts. Net premium payments to the DCA Plus Account will receive the applicable interest rate in effect on the Business Day we receive that premium payment. Interest rates for subsequent premium payments into the Fixed Account and DCA Plus Account may be different from the rate applied to prior premium payments made into the Fixed Account or DCA Plus Account. Interest accrues daily and is credited on each Monthly Deduction Day. Contact your registered representative for the current rate. Amounts in the DCA Plus Account only earn the DCA Plus Account interest rate while they are in the DCA Plus Account waiting to be transferred to the Investment Divisions. Because the entire initial premium is not in the DCA Plus Account for the full year, the annual effective rate will not be achieved.

     Amounts in the DCA Plus Account will be transferred to the Investment Divisions and/or Fixed Account on each Monthly Deduction Day for a period of twelve months immediately following the policy's "Right to Examine Period". The amount of each transfer will be calculated at the time of the transfer based on the number of remaining monthly transfers and the remaining value in the DCA Plus Account as of the date of the transfer. Transfers from the DCA Plus Account occur automatically and are based on the following formula:

-------------------------------------------------------------
                               AMOUNT TRANSFERRED FROM THE
                                     DCA PLUS ACCOUNT
  MONTHLY DEDUCTION DAY          (AS A PERCENTAGE OF THE
(FOLLOWING THE "RIGHT TO     DCA PLUS ACCOUNT VALUE AS OF THE
    EXAMINE" PERIOD)        APPLICABLE MONTHLY DEDUCTION DAY)
-------------------------------------------------------------
             1                              8.33%
-------------------------------------------------------------
             2                              9.09%
-------------------------------------------------------------
             3                             10.00%
-------------------------------------------------------------
             4                             11.11%
-------------------------------------------------------------
             5                             12.50%
-------------------------------------------------------------
             6                             14.29%
-------------------------------------------------------------
             7                             16.67%
-------------------------------------------------------------
             8                             20.00%
-------------------------------------------------------------
             9                             25.00%
-------------------------------------------------------------
            10                             33.33%
-------------------------------------------------------------
            11                             50.00%
-------------------------------------------------------------
            12                            100.00%
-------------------------------------------------------------


     The entire value of the DCA Plus Account will be completely transferred to the Investment Divisions and/or Fixed Account within 12 months following the expiration of the policy's "Right to Examine" period. For example, if you allocate an initial premium payment to the DCA Plus Account under which the 12-month term will end on December 31, 2010 and we receive a subsequent premium payment for the DCA Plus Account before December 31, 2010, we will allocate the subsequent premium payment to the same DCA Plus Account and transfer the entire value of the DCA Plus Account to the Investment Divisions and/or Fixed Account by December 31, 2010 based on the schedule shown above, even though a portion of the money was not in the DCA Plus Account for the entire 12-month period.

     You can make partial surrenders and transfers (in addition to the automatic transfers described above) from the DCA Plus Account at any time without penalty.

     YOU CANNOT MAKE TRANSFERS INTO THE DCA PLUS ACCOUNT.

     Use of the DCA Plus Account does not assure growth or protect against loss in declining markets. Assets in our General Account support the DCA Plus Account.

     You can cancel the DCA Plus Account at any time. To cancel the DCA Plus Account, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing). Upon receiving your cancellation request we will transfer the entire DCA Plus Account balance to the Investment Divisions and/or Fixed Account according to the allocation instructions provided by you. We reserve the right to stop offering the DCA Plus Account at any time. DCA Plus may not be available in all jurisdictions.

       -- AUTOMATIC ASSET REALLOCATION


     This option allows you to maintain a set investment mix. For example, you could specify that 50% of the amount you have in the Investment Divisions of the Separate Account be allocated to a particular Investment Division, and the other 50% be allocated to another Investment Division. Over time, the variations in each of these Investment Divisions' investment results would cause this balance to shift. If you elect to have the Automatic Asset Reallocation (AAR) feature, we will automatically reallocate the amounts you have in the Separate Account among the various Investment Divisions so that they are invested in the percentages you specify. You must select this option if the Investment Adviser provides Advisory Services.



     We will make all AAR transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can choose to schedule the investment reallocations quarterly, semi-annually, or annually, but not on a monthly basis. You can specify any day of the month other than the 29th, 30th, or 31st. You may authorize your Registered Representative, registered service assistant, or the Investment Adviser to revise your AAR arrangement. Your AAR will be canceled if a premium allocation change or transfer is submitted on your behalf that is inconsistent with your current AAR arrangements. You may prevent this cancellation if a conforming AAR change is processed within one Business Day of the inconsistent premium allocation change or transfer. If your AAR is cancelled, the Monthly Asset Allocation Access Charge will end on the Monthly Deduction Day following the date we receive your written notification of this cancellation. We will not process Automatic Asset Reallocation transfers unless we have received a written request at VPSC at one of the addresses listed on the first page of the LWVUL prospectus. NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.


     The minimum Cash Value you must have allocated to the Separate Account is $2,500. We will suspend this feature automatically if the Cash Value is less than $2,000 on a reallocation date. Once the Cash Value equals or exceeds $2,000, Automatic Asset Reallocation will resume automatically as scheduled. There is no minimum amount that you must allocate among the Investment Divisions for this feature.

     You can cancel the Automatic Asset Reallocation feature at any time. To cancel the Automatic Asset Reallocation feature, you must send a written cancellation request, in a form acceptable to us, to VPSC at one of the addresses listed on the first page of the LWVUL prospectus by written request. You cannot elect Automatic Asset Reallocation if you have chosen Dollar Cost Averaging. However, you have the option of alternating between these two policy features. Automatic Asset Reallocation is not available when the DCA Plus program is in place.

       -- INTEREST SWEEP

     You can choose to make interest sweep transfers out of the Fixed Account if the amount in the Fixed Account is at least $2,500. We will make all Interest Sweep transfers on the date you specify, or if the date you specify is not a Business Day, on the next Business Day. You can specify any day of the month to make these automatic transfers, other than the 29th, 30th, or 31st of the month. We will not process an interest sweep transfer unless we have received a written request, in a form acceptable to us, at VPSC at one of the addresses listed on the first page of the LWVUL (or any other address we indicate to you in writing). NYLIAC must receive the request in writing one week prior to the date the transfer(s) are scheduled to begin.

     You cannot choose the interest sweep feature if you have instructed us to pay any part of your policy charges from the Fixed Account. If you want to elect the interest sweep feature and you want to allocate your charges, you must allocate your charges to the MainStay VP Cash Management Investment Division.

     You can request interest sweep in addition to either the Dollar Cost Averaging or Automatic Asset Reallocation feature. If an interest sweep transfer is scheduled for the same day as a Dollar Cost Averaging or Automatic Asset Reallocation transfer, we will process the interest sweep transfer first.

     If an interest sweep transfer would cause more than the greater of: (i) $5,000 or (ii) 20% of the amount you have in the Fixed Account at the beginning of the Policy Year to be transferred from the Fixed Account, we will not process the transfer and we will suspend the interest sweep feature. If the amount you have in the Fixed Account is less than $2,000, we will automatically suspend this feature. Once the amount you have in the Fixed Account equals or exceeds $2,000, the interest sweep feature will resume automatically as scheduled. You can cancel the interest sweep feature at any time by written request. To cancel the interest sweep feature, you must send a written cancellation request in a form acceptable to us to VPSC at one of the addresses listed on the first page of the LWVUL prospectus (or any other address we indicate to you in writing). Interest Sweep is not available when the DCA Plus Program is in place.

       -- UPROMISE

     THE UPROMISE ACCOUNT RIDER IS AVAILABLE ONLY AT THE TIME OF APPLICATION, IN JURISDICTIONS WHERE APPROVED. The Upromise Rider is available only on Non-Qualified Policies funded directly by you (non-Section 1035 exchanged policies). For you to qualify for the benefit of this Rider, We require that you either have a valid Upromise Account at the time of application, or that you open one within 90 days of the policy delivery date, and that you register the policy with Upromise within 90 days of the policy delivery date. Once We confirm that you have met all requirements, We will deposit the amount of $25 into your Upromise Account no sooner than 30 days but no later than 60 days from the date you register the policy with Upromise. The cost basis of your VARIABLE LIFE POLICY for tax purposes will be lowered by the amount of our contribution to your Upromise Account. For additional information on the Upromise Program, you may visit the Upromise web site at www.upromise.com.

     The Upromise Account Rider will automatically terminate 90 days after the policy delivery date if at the time of application you do not have a valid Upromise Account, or you do not open one within 90 days of the policy delivery date. The Rider will also automatically terminate if you fail to register the policy with Upromise within 90 days of the policy delivery date, or if Upromise (or a successor organization) ceases operation before the onetime amount of $25 is deposited into your Upromise Account. There is no additional cost for this rider.

EXAMPLES OF IRC SECTION 7702 ON LIFE INSURANCE BENEFITS

     Under this policy, you can choose from different Life Insurance Benefit Options. The following are standardized examples of how the choice of the GPT or CVAT can impact the Life Insurance Benefit.

                                    EXAMPLES
             (EFFECT OF IRC SECTION 7702 ON LIFE INSURANCE BENEFIT)
                                      LWVUL

                         LIFE INSURANCE BENEFIT OPTION 1

EXAMPLE 1:
 Male Nonsmoker Age 45 at Death;
 7702 Test: Guideline Premium Test


                                POLICY A     POLICY B
(1) Face Amount............    $1,000,000   $1,000,000
(2) Cash Value.............    $  400,000   $  500,000
(3) IRC Section 7702
    Percentage on Date of
    Death..................          215%         215%
(4) Cash Value multiplied
    by 7702 Percentage.....    $  860,000   $1,075,000
(5) Death Benefit = Greater
    of (1) and (4).........    $1,000,000   $1,075,000



                         LIFE INSURANCE BENEFIT OPTION 2

EXAMPLE 1:
 Male Nonsmoker Age 45 at Death;
 7702 Test: Guideline Premium Test


                                 POLICY A     POLICY B
(1) Face Amount.............    $1,000,000   $1,000,000
(2) Cash Value..............    $  400,000   $  900,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................          215%         215%
(4) Cash Value multiplied by
    7702 Percentage.........    $  860,000   $1,935,000
(5) Death Benefit Greater of
    (1) + (2) and (4).......    $1,400,000   $1,935,000




                         LIFE INSURANCE BENEFIT OPTION 1

 EXAMPLE 2:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Cash Value..............   $  200,000   $  500,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(4) Cash Value multiplied by
    7702 Percentage.........   $  692,000   $1,730,000
(5) Death Benefit = Greater
    of (1) and (4)..........   $1,000,000   $1,730,000



                         LIFE INSURANCE BENEFIT OPTION 2

 EXAMPLE 2:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Cash Value..............   $  300,000   $  600,000
(3) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(4) Cash Value multiplied by
    7702 Percentage.........   $1,038,000   $2,076,000
(5) Death Benefit = Greater
    of ((1)+(2)) and (4)....   $1,300,000   $2,076,000

                         LIFE INSURANCE BENEFIT OPTION 3

 EXAMPLE 3:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Guideline. Premium Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Adjusted Total Premium..      250,000   $  250,000
(3) Cash Value..............      500,000   $  750,000
(4) IRC Section 7702
    Percentage on Date of
    Death...................         215%         215%
(5) Cash Value multiplied by
    7702 Percentage.........   $1,075,000   $1,612,500
(6) Death Benefit = Greater
    of (1) + (2) and (5)....   $1,250,000   $1,612,500



 EXAMPLE 3:
  Male Nonsmoker Age 45 at Death;
  7702 Test: Cash Value Accumulation Test


                                POLICY A     POLICY B
(1) Face Amount.............   $1,000,000   $1,000,000
(2) Adjusted Total Premium..      250,000   $  250,000
(3) Cash Value..............      300,000   $  500,000
(4) IRC Section 7702
    Percentage on Date of
    Death...................         346%         346%
(5) Cash Value multiplied by
    7702 Percentage.........   $1,038,000   $1,730,000
(6) Death Benefit = Greater
    of (1) + (2) and (5)....   $1,250,000   $1,730,000



ADDITIONAL INFORMATION ABOUT CHANGING OPTIONS

     You can change your Life Insurance Benefit Option. The following Examples demonstrate the impact this change can have on your Life Insurance Benefit.

                                     EXAMPLE

 CHANGE FROM OPTION 1 TO OPTION 2



Cash Value..........................   $  200,000
Face Amount before option change....   $2,000,000
Face Amount after option change
  ($2,000,000 - $200,000)...........   $1,800,000
Life Insurance Benefit immediately
  before and after Option change....   $2,000,000




--------------------------------------------------------------------------------

 CHANGE FROM OPTION 3 TO OPTION 1


Adjusted Total Premium..............  $  100,000
Cash Value..........................  $  150,000
Face Amount before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 + $100,000)...........  $2,100,000
Life Insurance Benefit immediately
  before and after Option change....  $2,100,000


 CHANGE FROM OPTION 2 TO OPTION 1



Cash Value..........................  $  150,000
Face Amount Before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 + $150,000)...........  $2,150,000
Life Insurance Benefit immediately
  before and after Option change....  $2,150,000




--------------------------------------------------------------------------------

 CHANGE FROM OPTION 3 TO OPTION 2


Adjusted Total Premium..............  $  100,000
Cash Value..........................  $  200,000
Face Amount before option change....  $2,000,000
Face Amount after option change
  ($2,000,000 - $100,000)...........  $1,900,000
Life Insurance Benefit immediately
  before and after Option change....  $2,100,000

                   DISTRIBUTION AND COMPENSATION ARRANGEMENTS

     NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policy, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.


     The policy is sold by registered representatives of NYLIFE Securities LLC ("NYLIFE Securities"), a broker-dealer that is an affiliate of NYLIFE Distributors. Your registered representative is also a licensed insurance agent with New York Life. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies.


     The selling broker-dealer, and in turn your registered representative, will receive compensation for selling you this policy or any other investment product. Compensation may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, on sales production goals, and on the specific payment arrangements of the relevant broker-dealer. Differing compensation arrangements have the potential to influence the recommendation made by your registered representative or broker-dealer.


     The maximum commissions payable to a broker-dealer in the first 30 years are equivalent to the present value of an annual commission rate for 30 years of 3.1% per year.(1) In Policy Years 1-5, broker-dealers receive commission not to exceed 4.25% of the premiums paid up to a policy's Target Premium 1, plus 16.75% of premiums paid between Target Premium 1 and Target Premium 2, plus 4.5% of premiums paid in excess of Target Premium 2. In Policy Years 6-7, broker-dealers receive commission not to exceed 3% of all premiums paid. Broker-dealers may also receive additional asset-based fees of 0.15% in Policy Years 6-17 and 0.10% in Policy Years 18 and beyond.



     The "Target Premiums" are used in the calculation of the maximum commission payable and are based on the age of the insured at the inception of the policy, the risk class and gender of the insured and the face amount of the policy. Broker-dealers may also receive an allowance for expenses that ranges generally from 0% to 33% of first-year premiums.


     New York Life also has other compensation programs where registered representatives, managers, and employees involved in the sales process receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates. NYLIFE Securities registered representatives who are members of the General Office management team receive compensation based on a number of sales-related incentive programs designed to compensate for education, supervision, training, and recruiting of agents.

     NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

     The policy is sold and premium payments are accepted on a continuous basis.


----------
(1) This figure is based on planned annual premiums of $10,000 and assumes a discount rate of 6%. Additional assumptions for LWVUL product are Male Issue Age 40, issued preferred, with an initial face amount of $250,000.

                              UNDERWRITING A POLICY

     The underwriting of a policy determines: (1) whether the policy application will be approved or disapproved; and (2) into what premium class the insured should be placed. Risk factors that are considered for these determinations include: (a) the insured's age; (b) the insured's health history; (c) whether the insured smokes or not; and (d) the amount of insurance coverage requested on the policy application. As risk factors are added (i.e., higher age, smoker, poor health history, higher insurance coverage) the amount of the premium required for an approved policy will increase.

     In the case where a policy's Face Amount of coverage is increased, monthly deductions are calculated by allocating Cash Values based on the earliest layer(s) of coverage first.

                      ADDITIONAL INFORMATION ABOUT CHARGES

     The following example reflects how charges can impact a policy.


     This example assumes a male insured, issue age 40, preferred rating, a Target Premium 1 of $2,990, a Target Premium 2 of $6,885.65, a scheduled annual premium of $3,500, an initial Face Amount of $250,000, and a selection of Life Insurance Benefit Option 1 by the policyowner. It also assumes current charges and a 6% hypothetical gross annual investment return, which results in a 5.08% net annual investment return. It also assumes the policy is in its first Policy Year. There is no guarantee that the current charges illustrated below will not change.





PREMIUM                             $3,500.00
  Less sales expense charge(1)          44.63
  Less state premium tax charge
     (2%)                               70.00
  Less Federal tax charge
       (1.25%)                          43.75
--------------------------------    ---------

NET PREMIUM                         $3,341.63
  Plus net investment
       performance (earned from
       the Investment Divisions
       and/or the Fixed Account)       158.33

  Less total annual monthly
       contract charge(2)              180.00
  Less total annual monthly cost
       of insurance charge
       (varies monthly)                 55.32
  Less total annual monthly cost
       of riders(3)                      0.00
  Less total annual Mortality
       and Expense Risk
       charge(4)                        24.17
  Less total annual Monthly
       Asset Allocation Access
       Charge                           11.24

  Less total annual per Thousand
       Face Amount charge              161.52
--------------------------------    ---------








CASH VALUE                          $3,067.70







CASH SURRENDER VALUE
  (as of the end of first Policy
  Year)                            $3,067.70





  Plus ACSV Benefit                  296.69





ALTERNATIVE CASH SURRENDER VALUE
  (as of the end of first Policy
  Year)                            $3,364.39




 You choose the amount of premium you intend to pay and the frequency with which you intend to make these payments. We call this your planned premium. Any additional premium payments you make are called unplanned premiums.

 We allocate your net premium to the Investment Divisions, the Fixed Account and/or DCA Plus Account based on your instructions.

 Cash Value may be used to determine the amount of your Life Insurance Benefit as well as the Cash Surrender Value of your policy.



 The amount of loans, withdrawals and surrenders you can make is based on your policy's Cash Surrender Value. Your policy will terminate if your Cash Surrender Value is insufficient to pay your policy's monthly charges.

--------

(1) For details about how we calculate the sales expense charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.

(2) We currently deduct a monthly contract charge of $35 per month from a policy in its first Policy Year. For a policy in a later Policy Year, we currently expect to deduct a monthly contract charge of $15 per month in Policy Years 2-10 and $10 in Policy Years 11 and beyond.

(3) This example assumes you have not chosen any riders.

(4) For details about how we calculate the Mortality and Expense Risk charge for your policy, please refer to the Table of Fees and Expenses in the prospectus.

     The following is additional information about specific charges that can be associated with your policy.

DEDUCTIONS FROM PREMIUMS

       -- SALES EXPENSE CHARGE

     We deduct a sales expense charge from each premium you pay to partially cover our expenses of selling the policy to you. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge, they will be recovered from the NYLIAC surplus, including any amounts derived from the Mortality and Expense Risk charge, the charge for cost of insurance protection, the per thousand Face Amount charge, or the monthly contract charge. The sales expense charge we deduct is a percentage of the premium you pay. This percentage varies depending on whether the total premium you have paid in any given Policy Year is above or below the Target Premium for your policy.


     When your policy is issued, we determine the initial Target Premium 1 and Target Premium 2 levels for your policy. Your Target Premiums are based on the specific Age, sex, and risk class of the insured and the base policy amount. We use the Target Premium 1 & Target Premium 2 levels for the purpose of calculating the sales expense charge. An increase in your Target Premium levels generally will increase the sales expense charge. You can find your initial Target Premium 1 & Target Premium 2 levels on the Policy Data Page. If you increase the Face Amount of your base policy, we will increase your Target Premium 1 & Target Premium 2 levels to reflect the amount of the increase and the insured's attained age on the most recent policy anniversary. If you decrease the Face Amount of your base policy, we will correspondingly decrease your Target Premium 1 and Target Premium 2 levels, starting with the portion of your Target Premium attributable to the most recent increase.


       -- STATE PREMIUM TAX CHARGE

     Some jurisdictions impose a tax on the premiums insurance companies receive from their policyowners currently ranging from 0.0% to 3.5% of premium payments. We deduct a charge of 2% of all premiums we receive to cover these state premium taxes. This charge may not reflect the actual premium tax charged in your state. We may increase the amount we deduct as a state premium tax charge to reflect changes in the law. Our right to increase this charge is limited in some jurisdictions by law.

       -- FEDERAL TAX CHARGE

     NYLIAC's Federal tax obligations will increase based upon premiums associated with Non-Qualified Policies. For Non-Qualified Policies, we deduct 1.25% of each premium payment you make to cover the Federal tax that results. We may increase the amount we deduct as a federal tax charge to reflect changes in the law.

       -- OTHER TAX CHARGES

     Other than the Federal tax charge (discussed above), no other charge is currently made on the Separate Account for our Federal income taxes that may be attributable to the Separate Account. In the future, we may impose a charge for our Federal income taxes that are attributable to the Separate Account. In addition, depending on the method of calculating interest on amounts allocated to the Fixed Account and the DCA Plus Account, we may impose a charge for the policy's share of NYLIAC's Federal income taxes attributable to the Fixed Account and the DCA Plus Account.

     Under current laws, we may incur state or local taxes other than premium taxes (including income, franchise and capital taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, we reserve the right to charge the Separate Account for the portion of such taxes, if any, attributable to the Separate Account or the policy.

TRANSACTION CHARGES




       -- Partial Surrender Fee--If you make a partial surrender we may deduct a processing fee not to exceed $25.

       -- Transfer Charge--We may impose a charge of $30 per transfer for each transfer after the first twelve in any Policy Year.

       -- Insufficient Funds Fee--If your premium payment is returned by the bank for insufficient funds, you will be charged a $20 fee for each returned payment.

DEDUCTIONS FROM CASH VALUE

       -- MONTHLY CONTRACT CHARGE

     On each Monthly Deduction Day, we will deduct a monthly contract charge to cover our costs for providing certain administrative services including premium collection, record keeping, processing claims, and communicating to our policyowners. This charge will not exceed $35 per month from policies in their first Policy Year and will not exceed $15 per month from policies in later Policy Years.

       -- CHARGE FOR COST OF INSURANCE PROTECTION

     The cost of insurance charge is calculated by adding any applicable flat extra charge (which might apply to certain insureds based on our underwriting) to the monthly cost of insurance rate which applies to the insured at that time and multiplying the result by the Net Amount at Risk on the Monthly Deduction Day. The Net Amount at Risk is the difference between the current Life Insurance Benefit of your policy divided by 1.0032737 and the policy's Cash Value. Your cost of insurance charge will vary from month to month depending on the changes in the Net Amount at Risk as well as the cost of insurance rate. We expect to profit from this charge. Profits derived from this charge can be used for any corporate purpose. We calculate the cost of insurance separately for the initial Face Amount. If you request and we approve an increase in your policy's Face Amount, then a different rate class (and therefore cost of insurance rate) may apply to the increase, based on the insured's age and circumstances at the time of the increase.

       -- MORTALITY AND EXPENSE RISK CHARGE

     We assume a mortality risk that the group of lives we have insured under our policies will not live as long as we expected. In addition, we assume an expense risk that the cost of issuing and administering the policies we have sold will be greater than we have estimated. On each Monthly Deduction Day, we deduct a Mortality and Expense Risk charge from the Cash Value allocated to the Separate Account as of that day. This charge varies based on the cash value in the separate account and the policy duration. This charge will never be more than, on an annual basis, 0.75% of the cash value in the separate account. We may use any profit derived from the charge for any lawful purpose, including any distribution expenses not covered by the sales expense charge.

       -- MONTHLY PER THOUSAND FACE AMOUNT CHARGE

     On each Monthly Deduction Day, we deduct a per thousand Face Amount charge which varies by issue age, gender, risk class, Face Amount, and policy duration. We expect to profit from this charge. We may use these funds for any corporate purpose, including expenses relating to the sale of the policy.


       -- MONTHLY ASSET ALLOCATION ACCESS CHARGE



     On each monthly deduction day following the end of the free-look period, we will deduct a Monthly Asset Allocation Access Charge to cover the cost of making available, and administering the delivery of, asset allocation and investment advisory services offered in connection with the policy. We will not deduct this change unless you elect to receive Advisory Services. If you do elect to receive Advisory Services, we will not begin to deduct this charge until you have engaged the Investment Adviser to provide Advisory Services in connection with the policy and the cash value of the policy is $2,500 or greater. We currently deduct, on each Monthly Deduction Day, a Monthly Asset Allocation Access Charge at an annual rate of 0.40% of the Separate Account Value as of that day. This charge may increase but will never be more than an annual rate of 0.75% of the Separate Account Value. We expect to profit from this charge. We may use these funds for any corporate purpose. We intend to use a very substantial proportion of these funds to pay the Investment Adviser. We will no longer deduct the fee if you cancel the asset allocation and investment advisory services in connection with your policy, the Separate

Account Value is less than $2,000, or your agreement with the Investment Adviser is otherwise terminated.


       -- RIDER CHARGES--Each month, we deduct any applicable charges for any optional riders you have chosen.

     LOANS

     You can borrow up to:

     I.  ( (100%-a) x b) - c, where:

         a = the current loan interest rate;

         b = the policy's Cash Surrender Value; and

         c = the sum of three months of Monthly Deductions.

     Assuming that you have not reached this maximum, you may obtain additional loans during the life of your policy.

     Currently, the effective annual loan interest rate is 4%. If the interest is not paid, it is withdrawn on a pro rata basis across all Investment Divisions.

                            SURRENDER OF YOUR POLICY

     Cash Surrender Value is significant for 2 reasons:

       -- Loans and Partial Surrenders: You can take loans and partial surrenders from your policy based on the amount of the policy's Cash Surrender Value.

       -- Keeping Your Policy in Effect: Your policy may lapse without value if the Cash Surrender Value is insufficient to pay the monthly policy charges. Therefore, while premium payments are flexible, you may need to make additional premium payments so that the Cash Surrender Value of your policy is sufficient to pay the charges needed to keep your policy in effect.

                              FINANCIAL STATEMENTS

     The consolidated balance sheet of NYLIAC as of December 31, 2009 and 2008, and the consolidated statements of income, of stockholder's equity and of cash flows for each of the three years in the period ended December 31, 2009 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The Separate Account statement of assets and liabilities as of December 31, 2009 and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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

                            PART C. OTHER INFORMATION

ITEM 26.         EXHIBITS

                 Board of Directors Resolution

(a) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - Previously filed as Exhibit 1.(1) to Registrant's initial Registration Statement on Form S-6, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(1) to Registrant's Post-Effective Amendment No. 4 on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(b)              Custodian Agreements. Not applicable.

(c)              Underwriting Contracts.

(c)(1) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC - Previously filed as Exhibit 1.(3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.
                 (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(c)(2) Distribution Agreement between NYLIFE Distributors Inc. and NYLIAC - Previously filed as Exhibit (3)(b) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/18/96 and incorporated herein by reference.

(c)(3) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d)              Contracts.


(d)(1) Form of Policy for Lifetime Wealth Variable Universal Life Insurance Policy (No. 310-91) - Filed herewith.


(d)(2)           Pre-Approved Increase Rider (No. 310-660) - Filed herewith.


(d)(3) Monthly Deduction Waiver (MDW) Rider (No. 310-320) - Filed herewith.


(d)(4) Living Benefits Rider (No. 929-495) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (5)(h) to Registrant's Pre-Effective Amendment No. 1 on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.


(d)(5) Insurance Exchange Rider (IER) (No. 310-471) - Filed herewith.


(d)(6)           Spouse's Paid-Up Insurance Purchase Option (SPPO) Rider (No.
                 305-375) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(9) to the initial Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(d)(7) Guaranteed Minimum Death Benefit (GMDB) Rider (No. 308-296) for New York Life Variable Universal Life Accumulator - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(11) to the initial Registration Statement on Form N-6, for NYLIAC Variable Universal Life Separate Account - I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(d)(8) Term Insurance on Other Covered Insured (OCI) Rider (No.308-340) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (d)(13) to the initial Registration Statement on Form N-6, for NYLIAC Variable Universal Life Separate Account - I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(d)(9) Accidental Death Benefit (ADB) Rider (No. 829-200) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as
                 Exhibit 5(a) to the Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 7/23/99 and incorporated herein by reference.


(d)(10) Overloan Protection Rider (OLP) (No. 308-940) - Filed herewith.


(d)(11) Childern's Insuance (CI) Rider (No. 793-345) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (d)(18) to the initial Registration Statement on Form N-6, for NYLIAC Variable Universal Life Separate Account - I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(d)(12) Upromise Account Rider - (No. 303-800) Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (d)(14) to Post-Effective Amendment No. 11 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.


(d)(13) Lifetime Extension Benefit Rider (No. 310-350) - Filed herewith.


(e)              Applications.

(e)(1) Form of application for a Policy (No. 204-500) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (e)(1) to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-156513), filed 12/30/08 and incorporated herein by reference.


(e)(2) Form of application for a Policy (No. 209-500) - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (e)(2) to the initial Registration Statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 11/29/07 and incorporated herein by reference.

(f)              Depositor's Certificate of Incorporation and By-Laws.

(f)(1) Restated Certificate of Incorporation of NYLIAC - Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(f)(2) By-Laws of NYLIAC - Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account-I (File No. 002-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate

                 Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), and filed 7/3/96 and incorporated herein by reference.

(f)(2)(a) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(g)              Reinsurance Contracts.

                 Not applicable.

(h)              Participation Agreements.

(h)(1) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - Previously filed as Exhibit 1.(9) to Registrant's Pre-Effective Amendment No. 1 on Form S-6, refiled as Exhibit 1.(9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.



(h)(2) Participation Agreement between Janus Aspen Series and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(3) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(3) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(4) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(h)(4) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC as amended, dated November 23, 2009 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 8(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/13/10 and incorporated herein by reference.

(h)(5) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 1.(9)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-07617) filed 1/2/97, and incorporated herein by reference.

(h)(6) Form of Participation Agreement among T. Rowe Price Equity Series, Inc., T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(h) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(7) Form of Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(i) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(8) Form of Fund Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j) to Post-Effective Amendment No. 7 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/16/98 and incorporated herein by reference.

(h)(9) Form of Fund Participation Agreement among American Century Variable Portfolios, Inc.; American Century Investment Management, Inc.; American Century Investment Services, Inc.; American Century Services Corporation; and NYLIAC - Previously filed in accordance with Regulation S-T, 19 CFR 232.102(e) as Exhibit (9)(b)(12) to Post-Effective Amendment No. 3 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/10/02 and incorporated herein by reference.

(h)(10) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(11) Form of Fund Participation Agreement, dated June 5, 2007, among New York Life Insurance and Annuity Corporation, Lincoln Variable Insurance Products Trust, Lincoln Financial Distributors, Inc. and Lincoln Investment Advisors Corporation
                 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(28) to Post Effective Amendment No. 18 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/5/07 and incorporated herein by reference.

(h)(12) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(h)(13) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(h)(14) Form of Participation Agreement among Royce Capital Fund, Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(19) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 6/25/04 and incorporated herein by reference.

(h)(15) Form of Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(22) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(h)(16) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (h)(26) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(17) Form of Participation Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, DWS Variable Series I, DWS Variable Series II, and DWS Investments VIT Funds, DWS Scudder Distributors, Inc. and Deutsche Investment Management Americas Inc. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(27) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(h)(18) Form of Participation Agreement among NYLIAC, PIMCO Variable Insurance Trust and PIMCO Advisors Distributors LLC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(17) to Post-Effective Amendment No. 9 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I (File No. 333-48300), filed 4/14/04 and incorporated herein by reference.

(h)(19) Form of Fund Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, Delaware VIP Trust, Delaware Management Company, and Delaware Distributors, L.P. - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(25) to Post Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(h)(20) Form of Fund Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(q) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(h)(21) Form of Participation Agreement between Victory Variable Insurance Funds, BISYS Fund Services Limited Partnership, Victory Capital Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

(h)(22) Form of Participation Agreement among Liberty Variable Investment Trust, Columbia Funds Distributor, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment No. 4 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - IV (File No. 333-106806), filed 10/25/04 and incorporated herein by reference.

(h)(23) Fund Participation Agreement between The Merger Fund VL, Westchester Capital Management, Inc. and NYLIAC - To be filed by Pre-Effective Amendment.

(i)              Administrative Contracts.


(i)(1) Service Agreement between Fred Alger Management, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (i) (1) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(2) Administrative Services Agreement between Janus Capital Corporation and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(3) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(3) Services Agreement between New York Life Investment Management LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(4) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(4) Administrative Services Agreement between T. Rowe Price Associates, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(5) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(5) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(6) to Post-Effective Amendment No. 6 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-79309), filed 1/21/03 and incorporated herein by reference.

(i)(6) Administrative Services Agreement between Massachusetts Financial Services Company and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i)(8) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(7) Form of Administrative and Shareholder Services Letter of Agreement dated 1/16/98 between Van Eck Worldwide Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(9) to Post-Effective Amendment No. 11 to the registration statement on Form N-4 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-79309), filed 9/13/05 and incorporated herein by reference.

(i)(8) Services Agreement between American Century Investment Services, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(7) to Post-Effective Amendment No. 3 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-1 (File No. 333-57210), filed 2/12/03 and incorporated herein by reference.

(i)(9) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i)(10) Administrative Services Agreement by and between Royce & Associates, LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(u) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(11) Form of Service Agreement by and between AIM Advisors, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(18) to Post-Effective Amendment No. 13 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 9/15/05 and incorporated herein by reference.

(i)(12) Form of Administrative Services Agreement, dated May 1, 2007, among New York Life Insurance and Annuity Corporation, AllianceBernstein L.P. and AllianceBernstein Investments, Inc.
                 - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(23) to Post-Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(13) Administrative Services Letter of Agreement, dated May 1, 2007, between Deutsche Investment Management Americas, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-147707), filed 4/14/08 and incorporated herein by reference.

(i)(l4)          Administrative Service Agreement between Morgan Stanley & Co.
                 Incorporated and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(15) to Pre-Effective Amendment No. 1 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account
                 - I (File No. 333-147707), filed on 4/14/08 and incorporated herein by reference.

(i)(15) Services Agreement between PIMCO Variable Insurance Trust and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (i) (13) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(16) Services Agreement between Pacific Investment Management Company LLC and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(14) to Post-Effective Amendment No. 10 to the registration statement on Form N-6 for NYLIAC Variable Universal Life Separate Account-I (File No. 333-57210), filed 4/13/05 and incorporated herein by reference.

(i)(17) Form of Service Agreement, dated May 1, 2007, between Delaware Distributors L.P. and New York Life Insurance and Annuity Corporation, - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (i)(22) to Post Effective Amendment No. 17 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 4/18/07 and incorporated herein by reference.

(i)(18) Administrative Services Agreement dated June 5, 2007 between Lincoln Investment Advisors Corporation and New York Life Insurance and Annuity Association - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit
                 (i) (25) to Post-Effective Amendment No. 19 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 12/13/07 and incorporated herein.

(i)(19) Administrative Services Letter of Agreement between Columbia Funds Distributor, Inc. and NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit
                 (8) (t) to Post-Effective Amendment No. 18 to the Registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/12/05 and incorporated herein by reference.

(i)(20) Form of Distribution and Administrative Services Agreement, Class S Shares, between Neuberger Berman Management, Inc. and NYLIAC -Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(w) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(i)(21) Form of Distribution and Service Agreement, Class A Shares between BISYS Fund Services Limited Partnership and NYLIFE Securities Inc. - Previously filed in accordance with Regulation S-T 17 CFR 232.102 (e) as Exhibit (8) (p) to Post-Effective Amendment No. 16 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 033-53342), filed 4/5/04 and incorporated herein by reference.

(j)              Other Material Contracts.


(j)(1) Powers of Attorney for David G. Bedard, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(2) Powers of Attorney for Christopher O. Blunt, Director and Executive Vice President of NYLIAC - Filed herewith.

(j)(3) Powers of Attorney for Frank M. Boccio, Director and Executive Vice President of NYLIAC - Filed herewith.

(j)(4) Powers of Attorney for Solomon Goldfinger, Director and Senior Vice President of NYLIAC - Filed herewith.


(j)(5) Powers of Attorney for Michael J. Gordon, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(6) Powers of Attorney for Angela T. Kyle, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(7) Powers of Attorney for Steven D. Lash, Director, Senior Vice President and Chief Financial Officer of NYLIAC - Filed herewith.



(j)(8) Powers of Attorney for Theodore A. Mathas, Director, Chairman and President of NYLIAC - Filed herewith.



(j)(9) Powers of Attorney for Mark W. Pfaff, Director and Executive Vice President of NYLIAC - Filed herewith.



(j)(10) Powers of Attorney for Angelo J. Scialabba, First Vice President and Controller (Principal Accounting Officer) of NYLIAC - Filed herewith.



(j)(11) Powers of Attorney for Arthur H. Seter, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(12) Powers of Attorney for Michael E. Sproule, Director of NYLIAC - Filed herewith.



(j)(13) Powers of Attorney for Joel M. Steinberg, Director and Senior Vice President of NYLIAC - Filed herewith.



(j)(14) Powers of Attorney for Susan A. Thrope, Director of NYLIAC - Filed herewith.

(k)              Legal Opinion.

                 Opinion and consent of Thomas F. English, Esq. - To be filed by pre-effective amendment.

(l)              Actuarial Opinion.

                 Opinion and consent of Kevin Healy, Associate Actuary - To be filed by pre-effective amendment.


(m)              Calculation.


                 Sample Calculation of Illustrations - Filed herewith.


(n)              Other Opinions.

(n)(1) Consent of Pricewaterhouse Coopers LLP - To be filed by pre-effective amendment.


(o)              Omitted Financial Statements.

                 Not applicable.

(p)              Initial Capital Agreements.

                 Not applicable.

(q)              Redeemability Exemption.

                 Memorandum Describing NYLIAC's Issuance, Transfer and Redemption Procedures for Policy Pursuant to Rule 6e-3(T)(b)(12)(iii) - To be filed by pre-effective amendment.

ITEM 27. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.


Name:                     Title:
-----                     ------
Theodore A. Mathas        Chairman and President
David G. Bedard           Director, Senior Vice President and CFO US Life Insurance
Christopher O. Blunt      Director, Executive Vice President
Frank M. Boccio           Director and Executive Vice President
Mark W. Pfaff             Director and Executive Vice President
Solomon Goldfinger        Director, Senior Vice President and Senior Advisor
Michael  J. Gordon        Director and Senior Vice President
Angela T. Kyle            Director and Senior Vice President
Steven D. Lash            Director, Senior Vice President and Chief Financial Officer
Arthur H. Seter           Director, Senior Vice President and Chief Investment Officer
Joel M. Steinberg         Director, Senior Vice President and Chief Actuary
Michael E. Sproule        Director
Susan A. Thrope           Director
Gary E. Wendlandt         Vice Chairman in Charge of Investment & Finance
John Y. Kim               Executive Vice President - CEO and President of New York
                          Life Investments
Patricia Barbari          Senior Vice President
Scott L. Berlin           Senior Vice President
John A. Cullen            Senior Vice President
Tony H. Elavia            Senior Vice President
Thomas F. English         Senior Vice President & Chief Legal Officer
Robert J. Hebron          Senior Vice President
Barbara McInerney         Senior Vice President & Chief Compliance Officer
Gary J. Miller            Senior Vice President
Anthony Malloy            Senior Vice President
Michael M. Oleske         Senior Vice President and Chief Tax Counsel
Frank J. Ollari           Senior Vice President
Paul T. Pasteris          Senior Vice President
Gerard A. Rocchi          Senior Vice President
Eileen T. Slevin          Senior Vice President and Chief Information Officer
Mark W. Talgo             Senior Vice President
Joseph Bennett            First Vice President
Stephen A. Bloom          First Vice President and Chief Underwriter
Minas C. Joannides        First Vice President and Chief Medical Director
Michael J. Oliviero       First Vice President - Tax
Angelo J. Scialabba       First Vice President and Controller
Thomas J. Troeller        First Vice President and Actuary
Richard J. Witterschein   First Vice President and Treasurer
Stephen Abramo            Vice President
Mitchell P. Ascione       Vice President
David Boyle               Vice President
Craig L. DeSanto          Vice President  and Actuary
Robert J. Hynes           Vice President
Rowan MacDonald           Vice President and Deputy Treasurer
Catherine A. Marrion      Vice President and Secretary
Corey B. Multer           Vice President
Marijo F. Murphy          Vice President
Nicholas Pasyanos         Vice President and Actuary
Linda M. Reimer           Vice President and Associate Legal Officer
Andrew N. Reiss           Vice President - National Sales Manager
Janis C. Rubin            Vice President
Irwin Silber              Vice President and Actuary
George E. Silos           Vice President and Actuary
Teresa A. Turner          Vice President
Robin M. Wagner           Vice President

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.


                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
Eclipse Funds Inc.(1)                                                  Maryland

ICAP Funds Inc.                                                        Maryland

Eclipse Funds(1)                                                       Massachusetts

The MainStay Funds(1)                                                  Massachusetts

MainStay VP Series Fund, Inc.(1)(2)                                    Maryland

MainStay Funds Trust                                                   Delaware

New York Life Insurance and Annuity Corporation                        Delaware

     Pacific Square Investments LLC                                    Delaware

          29 Park Investments No. 2 Limited                            Cayman Islands

NYLIFE LLC                                                             Delaware
     Eagle Strategies LLC                                              Delaware


--------
         (1) Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

         (2) New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

--------
(+) By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-6.

                                                                       Jurisdiction of           Percent of Voting
Name                                                                   Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     New York Life Capital Corporation                                 Delaware
     NYL Management Limited                                            United Kingdom
     NYLUK I Company                                                   United Kingdom
         NYLUK II Company                                              United Kingdom
             Gresham Mortgage                                          United Kingdom
             W Construction Company                                    United Kingdom
             WUT                                                       United Kingdom
             WIM (AIM)                                                 United Kingdom
     New York Life Trust Company                                       New York
     NYL Executive Benefits LLC                                        Delaware

                                                                           Jurisdiction of           Percent of Voting
Name                                                                       Organization              Securities Owned
(NYLIFE LLC subsidiaries cont.)
     NYLIFE Securities LLC                                                 Delaware
     NYLINK Insurance Agency Incorporated                                  Delaware

                                                                       Jurisdiction of        Percent of Voting
Name                                                                   Organization           Securities Owned
New York Life Investment Management Holdings LLC                       Delaware
     NYLCAP Holdings                                                   Mauritius
         Jacob Ballas Capital India PVT. Ltd.                          Mauritius                 24.66%
     NYLIM Service Company LLC                                         Delaware
     NYLCAP Manager LLC                                                Delaware
         New York Life Capital Partners, LLC                           Delaware
              New York Life Capital Partners, L.P.                     Delaware
         New York Life Capital Partners II, LLC                        Delaware
              New York Life Capital Partners II, L.P.                  Delaware
         New York Life Capital Partners III GenPar GP, LLC             Delaware
              New York Life Capital Partners III GenPar, LP            Delaware
                   New York Life Capital Partners III, LP              Delaware
                       NYLCAP III RBG Corp.                            Delaware
                   New York Life Capital Partners III-A, LP            Delaware
                       NYLCAP III-A RBG Corp.                          Delaware
         New York Life Capital Partners IV GenPar GP, LLC              Delaware
              New York Life Capital Partners IV GenPar, LP             Delaware
                   New York Life Capital Partners IV, LP               Delaware
                   New York Life Capital Partners IV-A, LP             Delaware
         NYLCAP 2010 Co-Invest GenPar GP, LLC                          Delaware
              NYLCAP 2010 Co-Invest GenPar L.P.                        Delaware
                   NYLCAP 2010 Co-Invest L.P.                          Delaware
                   NYLCAP 2010 Co-Invest ECI Blocker Holdco A L.P.     Delaware
                   NYLCAP 2010 Co-Invest ECI Blocker A L.P.            Delaware
                   NYLCAP 2010 Co-Invest ECI Blocker Holdco B L.P.     Delaware
                   NYLCAP 2010 Co-Invest ECI Blocker B L.P.            Delaware
         NYLIM Mezzanine GenPar GP, LLC                                Delaware
              NYLIM Mezzanine GenPar, LP                               Delaware
                  New York Life Investment Management Mezzanine
                  Partners, LP                                         Delaware
                      NYLIM Mezzanine Luxco S.a.r.l.                   Luxembourg
                  NYLIM Mezzanine Partners Parallel Fund, LP           Delaware
         NYLIM Mezzanine Partners II GenPar, GP, LLC                   Delaware
                  NYLIM Mezzanine Offshore Partners II, LP             Cayman Islands
                  NYLIM Mezzanine Partners II, GenPar, LP              Delaware
                      New York Life Investment Management Mezzanine    Delaware
                      Partners II, LP
                           NYLIM Mezzanine II Luxco S.a.r.l.           Luxembourg
                      NYLIM Mezzanine Partners II Parallel Fund, LP    Delaware
                           NYLIM Mezzanine II Parallel Luxco
                           S.a.r.l.                                    Luxembourg
         NYLCAP Canada GenPar Inc.                                     Canada
              NYLCAP Select Manager Canada Fund, LP                    Canada
         NYLCAP India Funding LLC                                      Delaware
              NYLIM-JB Asset Management Co. LLC                        Mauritius                24.66%
                  New York Life Investment Management India
                   Fund II, LLC                                        Mauritius
                      New York Life Investment Management India Fund   Mauritius
                       (FVCI) II, LLC
         NYLCAP Select Manager GenPar GP, LLC                          Delaware
              NYLCAP Select Manager GenPar, LP                         Delaware
                  NYLCAP Select Manager Fund, LP                       Delaware
              NYLCAP Select Manager Cayman Fund, LP                    Cayman Islands
         NYLIM-JB Asset Management Co. (Mauritius) LLC                 Mauritius                24.6%
              New York Life Investment Management India Fund II, LLC   Mauritius                24.6%
                  New York Life Investment Management India
                  Fund (FVCI) II, LLC                                  Mauritius                24.6%
         NYLCAP India Funding III LLC                                  Delaware
              NYLIM-JB Asset Management Co. III LLC                    Mauritius                24.66%
                  NYLIM Jacob Ballas India Fund III LLC                Mauritius
                       NYLIM Jacob Ballas Capital India                Mauritius
                       (FVCI) III LLC
                       NYLIM Jacob Ballas India (FII) III LLC          Mauritius
         NYLCAP Mezzanine Partners III GenPar GP, LLC                  Delaware
              NYLCAP Mezzanine Partners III GenPar, LP                 Delaware
                  NYLCAP Mezzanine Partners III, LP                    Delaware
                       NYLCAP Mezzanine III Luxco S.a.r.l.             Luxembourg
              NYLCAP Mezzanine Offshore Partners III, LP               Cayman Islands
     MacKay Shields LLC                                                Delaware
         MacKay Shields Core Plus Opportunities Fund GP LLC            Delaware
              MacKay Shields Core Plus Opportunities Fund LP           Delaware
         MacKay Municipal Managers Opportunities GP LLC                Delaware
              MacKay Municipal Opportunities Master Fund, L.P.         Delaware
              Mariner Municipal Opportunities Fund, L.P.               Delaware
              Lebenthal/Mariner Municipal Opportunities Fund, L.P.     Delaware
         MacKay Municipal Managers Credit Opportunities GP LLC         Delaware
              MacKay Municipal Credit Opportunities Master Fund, L.P.  Delaware
              Mariner Municipal Credit Opportunities Fund, L.P.        Delaware
         MacKay Shields High Yield Active Core Fund GP LLC             Delaware
              MacKay Shields High Yield Active Core Fund LP            Delaware
         MacKay Shields Credit Strategy Fund Ltd.                      Cayman Islands
         MacKay Shields Defensive Bond Arbitrage Fund Ltd.             Bermuda
         MacKay Shields Core Plus Opportunities Fund Ltd.              Cayman Islands
         MacKay Shields Credit Strategy Partners LP                    Delaware
         MacKay Shields General Partner (L/S) LLC                      Delaware
              MacKay Shields Long/Short Fund LP                        Delaware
              MacKay Shields Long/Short Fund (Master) LP               Delaware
              MacKay Shields Long/Short Fund (QP) LP                   Delaware
              MacKay Shields Long/Short Fund (Offshore) LP             Cayman Islands
     NYLIFE Distributors LLC                                           Delaware
     New York Life Investment Management LLC                           Delaware
         New York Life Investment Management (U.K.) Limited            United Kingdom
         NYLIM GP, LLC                                                 Delaware
              NYLIM Large Cap Enhanced Index Fund p.l.c.               Ireland
         NYLIM Fund II GP, LLC                                         Delaware
              NYLIM Real Estate Mezzanine Fund II, LP                  Delaware
                  NYLIM-TND, LLC                                       Delaware
                  NYLIM-CN, LLC                                        Delaware
                  NYLIM-DCM, LLC                                       Delaware
                      NYLIM-MM, LLC                                    Delaware
                           DCM-N, LLC                                  Delaware                   80%
                                DCM Warehouse Series A, LLC            Delaware
                                     DCM Warehouse Series One, LLC     Delaware
                                          Sixteen West Savannah, LLC   Indiana
                                          Metropolis I Perm, LLC       Delaware
                                          Metropolis II Construction,
                                          LLC                          Delaware
                                          CLV Holdings, LLC            Florida
                                               Current at Lee Vista,
                                               LLC                     Florida                    75%
                                          Streets Las Vegas, LLC       Arizona                    90%
                  NYLIM Re Mezzanine Fund II Investment
                  Corporation                                          Delaware
                       Albany Hills Holding, LLC                       Delaware
                            Joplin Holding, LLC                        Delaware
                                 Joplin Properties LLC                 Missouri                   50%
                       NYLIM-JP LLC                                    Delaware
                          Jefferson at Maritime Holding, L.P.          Delaware
                             Jefferson at Maritime GP, LLC             Delaware
                                Jefferson at Maritime, L.P.            Delaware
                  NYLIM Repurchase Mezzanine Subsidiary LLC            Delaware
                  Kimball Woods LLC                                    Delaware                   50%
         NYLIM U.S. Core Equity Market Neutral Fund GP, LLC            Delaware
         NYLIM-GCR Fund I LLC                                          Delaware                   50%
              NYLIM-GCR Fund I 2002 LP                                 Delaware                   50%
         WFHG GP, LLC                                                  Delaware                   50%
              Workforce Housing Fund I-2007 LP                         Delaware
     Madison Capital Funding LLC                                       Delaware
         MCF Co-Investment GP, LLC                                     Delaware
           MCF Co-Investment GP, LP                                    Delaware
               Madison Capital Funding Co-Investment Fund, LP          Delaware
         MCF Fund I LLC                                                Delaware
         MCF Capital Management LLC                                    Delaware
     McMorgan & Company LLC                                            Delaware
     Madison Square Investors LLC                                      Delaware
         Madison Square Investors Asian Equity Market Neutral
         Master Fund Ltd.                                              Cayman Is.
         Madison Square Investors Large-Cap Enhanced Index Fund GP,
            LLC                                                        Delaware
               Madison Square Investors Large-Cap Enhanced Index
                  Fund L.P.                                            Delaware
          Madison Square Investors Asian Equity Market Neutral
               Fund GP, LLC                                            Delaware
          Madison Square Investors European Equity Market Neutral
                  Fund GP, LLC                                         Delaware
     NYLIM Real Estate Inc.                                            Delaware
     New York Life Investments International Limited                   Ireland
NYLIFE Insurance Company of Arizona                                    Arizona
New York Life International, LLC                                       Delaware
    HSBC New York Life Seguros de Retiro (Argentina) S.A.              Argentina                  40%
    HSBC New York Life Seguros de Vida (Argentina) S.A.                Argentina                  40%
    Maxima S.A. AFJP                                                   Argentina                  40%
    New York Life Insurance Worldwide Limited                          Bermuda                 95.98%
    New York Life Insurance Taiwan Corporation                         Taiwan
    NYL Cayman Holdings Ltd.                                           Cayman Islands
       New York Life Worldwide Capital, LLC                            Delaware
          Fianzas Monterrey, S.A.                                      Mexico                  99.95%
             Operadora FMA, S.A. de C.V.                               Mexico                     99%
    NYL-HK Capital Planning LLC                                        Delaware
    NYLIFE Thailand, Inc.                                              Delaware
       PMCC Ltd.                                                       Thailand                   49%
        NYL Data Center Limited                                        Thailand                99.97%
    Siam Commercial New York Life Insurance Public Company             Thailand                47.33%
       Limited
    New York Life Insurance Limited                                    South Korea
    New York Life International India Fund (Mauritius) LLC             Mauritius               93.40%
    SEAF Sichuan SME Investment Fund LLC                               Delaware                39.98%
    NYLI-VB Asset Management Co. (Mauritius) LLC                       Mauritius                  90%
    New York Life International Holdings Limited                       Mauritius                  95%
        Max New York Life Insurance Limited                            India                      26%
    Seguros Monterrey New York Life, S.A. de C.V.                      Mexico                 99.998%
         Administradora de Conductos SMNYL, S.A. de C.V.               Mexico                     99%
    NYL Cayman Ltd.                                                    Cayman Islands
Seward Lease Acquisition LLC                                           Delaware                56.76%
Silver Spring, LLC                                                     Delaware
   Silver Spring Associates, L.P.                                      Pennsylvania
Biris Holdings LLC                                                     Delaware
NYL Wind Investments LLC                                               Delaware
New York Life Short Term Fund                                          New York
29 Park Investments No. 1 Limited                                      Cayman Islands
Haier New York Life Insurance Company Limited                          People's Republic of China 50%
SCP 2005-C21-002 LLC                                                   Delaware
SCP 2005-C21-003 LLC                                                   Delaware
SCP 2005-C21-006 LLC                                                   Delaware
SCP 2005-C21-007 LLC                                                   Delaware
SCP 2005-C21-008 LLC                                                   Delaware
SCP 2005-C21-009 LLC                                                   Delaware
SCP 2005-C21-017 LLC                                                   Delaware
SCP 2005-C21-018 LLC                                                   Delaware
SCP 2005-C21-021 LLC                                                   Delaware
SCP 2005-C21-025 LLC                                                   Delaware
SCP 2005-C21-031 LLC                                                   Delaware
SCP 2005-C21-036 LLC                                                   Delaware
SCP 2005-C21-041 LLC                                                   Delaware
SCP 2005-C21-043 LLC                                                   Delaware
SCP 2005-C21-044 LLC                                                   Delaware
SCP 2005-C21-048 LLC                                                   Delaware
SCP 2005-C21-061 LLC                                                   Delaware
SCP 2005-C21-063 LLC                                                   Delaware
SCP 2005-C21-067 LLC                                                   Delaware
SCP 2005-C21-069 LLC                                                   Delaware
SCP 2005-C21-070 LLC                                                   Delaware
NYMH-Houston GP, LLC                                                   Delaware
   NYMH-Houston, L.P.                                                  Texas
NYMH-Plano GP, LLC                                                     Delaware
   NYMH-Plano, L.P.                                                    Texas
NYMH-Freeport GP, LLC                                                  Delaware
   NYMH-Freeport, L.P.                                                 Texas
NYMH-Ennis GP, LLC                                                     Delaware
   NYMH-Ennis, L.P.                                                    Texas
NYMH-San Antonio GP, LLC                                               Delaware
   NYMH-San Antonio, L.P.                                              Texas
NYMH-Taylor GP, LLC                                                    Delaware
   NYMH-Taylor, L.P.                                                   Texas
NYMH-Stephenville GP, LLC                                              Delaware
   NYMH-Stephenville, L.P.                                             Texas
NYMH-Farmingdale, NY LLC                                               Delaware
NYMH-Attleboro MA, LLC                                                 Delaware
NYLMDC-King of Prussia GP, LLC                                         Delaware
   NYLMDC-King of Prussia Realty, LP                                   Delaware
NYLIFE Real Estate Holdings LLC                                        Delaware
   Huntsville NYL LLC                                                  Delaware
   CC Acquisitions, LP                                                 Delaware
PTC Acquisitions, LLC                                                  Delaware

ITEM 29.          INDEMNIFICATION

The Officers and Directors of NYLIAC are indemnified pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and under Section 8.01 of the By-Laws of New York Life Insurance and Annuity Corporation, as adopted on November 3, 1980 and amended on April 6, 1988 and on May 13, 1997.

Section 8.01 of the NYLIAC By-Laws provide for indemnification as follows:

8.01 - LIMITATION OF LIABILITY: INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

(a) LIMITATION OF LIABILITY FOR DIRECTORS - No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors duty of loyalty of the Corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

(b) INDEMNIFICATION AND ADVANCEMENT OF EXPENSES OF DIRECTORS AND OFFICERS - Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

Except to the extent expressly prohibited by the General Corporation Law of the State of Delaware, the Corporation shall indemnify any director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against reasonable expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, that, no indemnification shall be made in respect of any action, suit or proceeding as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

The Corporation shall advance to or promptly reimburse upon request reasonable expenses (including attorneys' fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Section 8.01; provided, however, that such director or officer shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

The indemnification of any person provided by this Section 8.01 shall continue after such person has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators or legal representative.

The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to any such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of any such person pursuant to this Section 8.01.

In case any provision in this Section 8.01 shall be determined at any time to be unenforceable in any respect, the other provisions hereof shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors and officers, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

(c) DETERMINATION OF INDEMNIFICATION

     (i) DIRECTORS AND OFFICERS - Subject to the General Corporation Law of the State of Delaware, any indemnification of directors and officers shall be made by either (A) the Corporation's Board of Directors or (B) the Corporation's shareholders, upon a determination that such indemnification is proper in the circumstances.

     (ii) EMPLOYEES AND AGENTS - Subject to the General Corporation of the State of Delaware, the Corporation may indemnify persons who are or were employees (other than officers of the Corporation), agents, or independent contractors of the Corporation upon the advice of the Corporation's legal counsel and a determination by (A) the Corporation's Board of Directors or
     (B) the Corporation's shareholders, that such indemnification is proper in the circumstances.

ITEM 30.          PRINCIPAL UNDERWRITERS

      (a) Other Activity. Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

          NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I NYLIAC MFA Separate Account-I
          NYLIAC MFA Separate Account-II
          NYLIAC Variable Annuity Separate Account-I
          NYLIAC Variable Annuity Separate Account-II
          NYLIAC Variable Annuity Separate Account-III
          NYLIAC Variable Annuity Separate Account-IV
          NYLIAC VLI Separate Account
          Eclipse Funds
          MainStay Funds
          MainStay VP Series Fund
          McMorgan Funds
          NYLIM Institutional Funds

(b) Management.

     The principal business address of each director and officer of NYLIFE Distributors LLC is 169 Lackawanna Avenue, Parsippany, New Jersey 07054.


Names of Directors and Officers                     Positions and Offices with Unerwriter
-------------------------------                     -------------------------------------
John Y. Kim                       Chairman and Chief Executive Officer
Stephen P. Fisher                 Manager, President and Chief Operating Officer
Christopher O. Blunt              Manager and Executive Vice President, Retirement Income Security
Penny Nelson                      Manager and Managing Director, Operations
John A. Cullen                    Manager
John C. Siciliano                 Manager
Robert J. Hebron                  Executive Vice President, AMN Executive Benefits and Retail Distribution
John R. Meyer                     Executive Vice President, IAD and RIS Agency Distribution
David G. Bedard                   Senior Managing Director and Chief Financial Officer
Thomas A. Clough                  Senior Managing Director, Retirement Plan Services
Drew E. Lawton                    Senior Managing Director, Retirement Plan Services
Barbara McInerney                 Senior Managing Director, Compliance
Michael J. Oliviero               First Vice President, Tax
Daniel A. Andriola                Managing Director and Controller
Philip L. Gazzo                   Managing Director, Retirement Income Security
Mark A. Gomez                     Managing Director and Chief Compliance Officer
Joseph J. Henehan                 Managing Director, Retirement Plan Services
Marguerite E. H. Morrison         Managing Director and Secretary
Rebekah M. Mueller                Managing Director, Retirement Plan Services
Mark S. Niziak                    Managing Director, Retirement Plan Services
John J. O'Gara                    Managing Director, Life Distribution
Bernadette Hoban                  Director, Retirement Income Security
Linda M. Howard                   Director, Compliance and Anti-Money Laundering Officer
Paula Taylor                      Director, Retirement Plan Services
John Vaccaro                      Director, Compliance
Albert W. Leier                   Vice President - Financial Operations and Treasurer
David F. Boyle                    Vice President, Executive Benefits
Andrew N. Reiss                   Vice President, Variable Annuity Wholesaling - Bank Distribution

      (c) Compensation from the Registrant.



                                                           Compensation on
     Name of                  Net Underwriting          Events Occasioning the
    Principal                   Discounts and          Deduction of a Deferred           Brokerage
   Underwriter                   Commissions                 Sales Load                 Commissions            Other Compensation
   -----------                   -----------                 ----------                 -----------            ------------------
NYLIFE Distributors
LLC                                  -0-                         -0-                        -0-                        -0-



ITEM 31.          LOCATION OF ACCOUNTS AND RECORDS.

      All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, Room 0150, New York, New York 10010; New York Life - Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and with Iron Mountain Records Management, Inc. at both 8 Neptune Drive, Poughkeepsie, New York 12601 and Route 9W South, Port Ewen, New York 12466-0477.


ITEM 32.          MANAGEMENT SERVICES.

                  Not applicable.


ITEM 33.          FEE REPRESENTATION.



      New York Life Insurance and Annuity Corporation ("NYLIAC"), the sponsoring insurance company of the NYLIAC Variable Universal Life Separate Account-I, hereby represents that the fees and charges deducted under the New York Life Lifetime Wealth Variable Universal Life Insurance Policy are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

                                   SIGNATURES


     Pursuant to the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on this 28th day of October, 2010.


                                              NYLIAC VARIABLE UNIVERSAL LIFE
                                              SEPARATE ACCOUNT-I
                                                   (Registrant)


                                              By:  /s/ Michael J. Gordon
                                                   -----------------------------
                                                   Michael J. Gordon
                                                   Senior Vice President


                                              NEW YORK LIFE INSURANCE AND
                                              ANNUITY CORPORATION
                                                   (Depositor)


                                              By:  /s/ Michael J. Gordon
                                                   -----------------------------
                                                   Michael J. Gordon
                                                   Senior Vice President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:



David G. Bedard*               Director

Christopher O. Blunt*          Director

Frank M. Boccio*               Director

Solomon Goldfinger*            Director

Michael J. Gordon*             Director

Angela T. Kyle*                Director

Steven D. Lash*                Director and Chief Financial Officer

Theodore A. Mathas*            Chairman and President
                               (Principal Executive Officer)

Mark W. Pfaff*                 Director

Angelo J. Scialabba*           First Vice President and Controller
                               (Principal Accounting Officer)

Arthur H. Seter*               Director

Michael E. Sproule*            Director

Joel M. Steinberg*             Director

Susan A. Thrope*               Director




By:   /s/ Michael J. Gordon
      ---------------------------------
      Michael J. Gordon
      Attorney-in-Fact
      October 28, 2010


* Pursuant to Powers of Attorney filed herewith.

                                EXHIBIT INDEX



Exhibit Number                   Description



(d)(1) Form of Policy for Lifetime Wealth Variable Universal Life Insurance Policy (No. 310-91)


(d)(2)                 Pre-Approved Increase Rider (No. 310-660).


(d)(3)                 Monthly Deduction Waiver Rider (No. 310-320)



(d)(5)                 Insurance Exchange Rider (No. 310-471)



(d)(10)                Overloan Protection Rider (No. 308-940)



(d)(13)                Lifetime Extension Benefit Rider (No. 310-350)



(j)(1)                 Powers of Attorney for David G. Bedard

(j)(2)                 Powers of Attorney for Christopher O. Blunt

(j)(3)                 Powers of Attorney for Frank M. Boccio

(j)(4)                 Powers of Attorney for Solomon Goldfinger

(j)(5)                 Powers of Attorney for Michael J. Gordon

(j)(6)                 Powers of Attorney for Angela T. Kyle

(j)(7)                 Powers of Attorney for Steven D. Lash

(j)(8)                 Powers of Attorney for Theodore A. Mathas

(j)(9)                 Powers of Attorney for Mark W. Pfaff

(j)(10)                Powers of Attorney for Angelo J. Scialabba

(j)(11)                Powers of Attorney for Arthur H. Seter

(j)(12)                Powers of Attorney for Michael E. Sproule

(j)(13)                Powers of Attorney for Joel M. Steinberg

(j)(14)                Powers of Attorney for Susan A. Thrope

(m)                    Sample Calculation of Illustrations